# KENNAMETAL 03

ENGINEERING YOUR COMPETITIVE EDGE



2003 ANNUAL REPORT



## Financial Highlights

| Year ended June 30 (dollars in thousands except per share data) | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Operating Performance*** | | | |
| Net Sales | $1,758,957 | $1,583,742 | $1,807,896 |
| Net Income (Loss) | 18,130 | (211,908) | 53,288 |
| Diluted Earnings (Loss) per Share | 0.51 | (6.70) | 1.73 |
| Operating Cash Flow | 181,544 | 162,448 | 197,797 |
| ***Financial Condition*** | | | |
| Total Assets | $1,779,092 | 1,523,611 | 1,825,442 |
| Total Debt, including Capital Leases and Notes Payable | 525,687 | 411,367 | 607,115 |
| Total Shareowners' Equity | 721,577 | 713,962 | 796,769 |
| Total Debt to Total Equity | 42.1% | 36.6% | 56.8% |
| ***Other Data*** | | | |
| Capital Expenditures | $ 49,413 | 44,040 | 59,929 |
| Research and Development | 23,598 | 18,349 | 18,930 |
| Number of Employees | 13,970 | 11,660 | 12,570 |
| ***Stock Information*** | | | |
| Market Price per Share — High | $ 36.80 | 43.00 | 37.37 |
| Market Price per Share — Low | 27.10 | 28.43 | 21.19 |
| Dividends per Share | 0.68 | 0.68 | 0.68 |
| Shares Outstanding | 35,472 | 34,810 | 30,841 |
| Number of Shareowners | 3,137 | 3,213 | 3,423 |



***KENNAMETAL INC.*** *aspires to be the premier tooling solutions supplier in the world with operational excellence throughout the value chain and best-in-class manufacturing and technology. The company provides customers a broad range of technologically advanced tools, tooling systems and engineering services aimed at improving customers' manufacturing competitiveness. With approximately 14,000 employees worldwide, Kennametal is represented in more than 60 countries.*

Markos I. Tambakeras,
Chairman, President and
Chief Executive Officer
and technology staff in our
Global Technology Center.
*(pictured left to right)*
*Nancy K. Smercani*
*Lawana M. Lewis*
*Gregory A. Hyatt*
*Yixiong Liu*
*Markos I. Tambakeras*
*Parag L. Hegde*
*A. T. Santhanam*
*Donna L. Baker*

# Fellow Shareowners

*In 2003, we advanced the execution of our strategy to become a more formidable global competitor. We began the year with clear direction and key initiatives focused on growth, the Kennametal Lean Enterprise and development of our greatest competitive advantage, our employees. I am pleased to say that we delivered noteworthy, measurable results on these initiatives against a difficult backdrop of persistent economic weakness in North America, declining European economies, anemic global manufacturing markets and keen competition.*

***2003 in Review*** In 2003, we introduced the Kennametal Value Business System (KVBS). In KVBS, we have formalized and united a core set of six business processes that guide the execution of our strategy to create superior value for our customers and stakeholders. The processes include Strategic Planning, ACE Product Development, the Kennametal Lean Enterprise, Customer Acquisition, Mergers & Acquisitions and Talent Development. KVBS was fundamental to the progress we made against our initiatives.

*Growth* We made significant strides toward our goal to balance our geographic reach and strengthen our ability to effectively service customers anywhere in the world. Acquired and organic international growth brought our international to domestic mix close to 50-50 by the end of the fiscal year, for the first time in the history of the company. In our Asian and South American markets, we grew market share to consistently deliver above-market growth and strengthen our position in these promising developing regions. The Widia acquisition strategically complemented our geographic strengths and provided critical scale to our European and Asian footprint to expand our reach into a truly global leadership position. The Mergers & Acquisitions, Strategic Planning and Customer Acquisition KVBS processes each contributed to these successes.

We moved rapidly to unleash the full benefit of the Widia acquisition, completing integration of the sales and service organizations in just five months. We are on track to meet or exceed our original synergy targets, which are expected to top $30 million in fiscal 2005, and the acquisition is expected to become $0.15 to $0.20 per share accretive in 2004, as planned. In addition to the synergy savings, we have already begun to leverage the increased breadth of our product portfolio into other geographic regions, and substantially improve our own operational effectiveness and productivity through the integration. While pleased with our progress to date, we remain absolutely focused on sustaining the unified company culture we are creating, and realizing further benefits.



Market-leading technology and product innovation are a fundamental competitive advantage for Kennametal, and we surpassed a significant milestone in 2003 by earning 40 percent of our sales from new products. In just three years, we achieved our target to increase sales from new products from 17 percent to 40 percent, without substantial incremental R&D spending. The ACE KVBS process has improved the efficacy of our product development process, decreasing the time to market and more precisely targeting our customers' most vital productivity needs to generate a record number of market-winning products. This achievement gives us strong momentum as we enter 2004, with some unique breakthrough products to be introduced later this year. In 2003, the ACE process generated over 13 new major product line launches and Kennametal was granted more than 35 U.S. patents.

As the year ended, our integrator services business Full Service Supply (FSS), and catalog distributor J&L Industrial Supply, were each awarded major contracts that validated the effectiveness of the new business models implemented by both units. J&L was awarded the General Services Administration (GSA) Expanded Direct Delivery (EDD) contract for the tools category with an estimated annual sales value of approximately $25 million; the largest ever contract for J&L. FSS had some major wins as well, with new contracts expected to have annual sales values in excess of $40 million. The Strategic Planning KVBS process was integral to successful execution of the new business models; J&L is now the only national catalog distributor with a pure metalworking focus, and FSS has improved operating efficiency while enhancing its value proposition.

*Lean* The Lean component of KVBS is our primary engine for perpetual value creation. We utilize Lean to offset cost inflation by removing waste in processes throughout the organization. The Kennametal Lean Enterprise accelerated in 2003, expanding the utilization of Lean tools throughout the organization and continuing to develop global standards for implementation and benchmarking. Globally, we completed more than 500 projects that delivered at least $20 million in cost savings during the year. Another notable accomplishment for the Enterprise was the introduction of Lean tools to Widia operations throughout Europe and India. Most importantly, the expanding utilization of Lean continues to reveal increasing opportunity. We firmly believe that we have many years of additional incremental benefit before us.

*Talent Development* The Talent Development component of KVBS encompasses all of the means by which we manage and develop our workforce to be highly competitive and performance driven. Our employees are the key ingredient to customer satisfaction and retention, and we have formal processes to invest in continuous skill development and enhancement of bench strength. In 2003, that long-term investment continued unabated, regardless of the external environment, and exceeded two percent of sales. Bench strength was enhanced through strategic internal and external appointments. In particular, we welcomed Carlos Cardoso as the new leader of our largest business unit, Metalworking Solutions and Services Group. Carlos is bringing an impressive track record in global industrial businesses to bear, and is already becoming a valuable asset.

***2003 Results from Operations*** 2003 was another strong year for cash flow, as we sustained our focus on improving the balance sheet. While disappointed by the financial constraints of delayed global economic recovery, *our fundamentals continue in excellent shape due to our durable systems to sustain competitiveness, grow* or retain market share in every business, generate strong cash flow and continue strictly controlling costs.

Full-year sales of $1,759 million were 11 percent above 2002, driven by the Widia acquisition.

Diluted earnings per share were $0.51, compared against last year's loss per share of $6.70. Earnings in 2003 included special charges of $0.90 per share related primarily to the Widia integration and the Electronics' impairment charge. Earnings were also reduced by $0.15 dilution from Widia and $0.17 lower pension income, as anticipated. The prior year included special charges of $8.65 per share, related primarily to a non-cash impairment charge associated with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

Our sustained focus on asset efficiency and prudent capital expenditures helped to deliver an outstanding year of net cash flow from operations. We generated $183 million of net operating cash flow despite investing more than $25 million in the Widia integration.

*The strong cash performance supported our steadfast commitment to a strong balance sheet. Total debt ended the* year at $526 million, down nearly $100 million from the closing of the Widia acquisition in the September quarter.

***Corporate Governance*** At the end of 2003, we announced the retirement of two members of our senior management team — Pat Mahanes, Executive Vice President and Dave Arnold, Vice President, Chief Technical Officer. We remain grateful for their many years of service — collectively more than 40 years — and for the wise counsel, consistent support and sound judgment each provided toward Kennametal's ongoing success.

During 2003, we also expanded our board of directors to 10 members, and elected Lawrence W. Stranghoener, executive vice president and chief financial officer of Thrivent Financial for Lutherans, to fill the new seat. We are certain that his impressive track record in financial leadership, strategic planning, and mergers and acquisitions, including broad international experience, will add great value to Kennametal and our shareowners.

The Kennametal culture has always been unwavering in its commitment to integrity, ethical behavior and strong corporate governance. In 2003, we were pleased to have this commitment recognized by Institutional Shareholder Services (ISS), a leading provider of proxy voting and corporate governance services. ISS reviewed and rated Kennametal's corporate governance profile and determined that Kennametal outperformed 96 percent of the companies in the S&P 400 and 98 percent of the companies in the Capital Goods group.

# 14,000 EMPLOYEES
# 1,000 ENGINEERS
# 60 COUNTRIES

***Outlook*** Looking forward, we remain highly confident in the substantial operating leverage that we have created in our business, and in the strength of our foundation for sustainable growth and profitability. Our cost structure and break-even points are lower than they have been in years, and will be sustained by our resolute cost focus. The global perspective from which we manage the company will continue to provide additional opportunities to efficiently and effectively partner with our customers.

As 2004 is beginning, a number of factors that should support economic recovery have aligned; including a weaker dollar, low interest rates, strengthening of the stock market, the tax stimulus and better cash availability. Combined with modest improvement in more manufacturing specific indicators, including an ISM index above 50 and improvement in industrial production and in durable goods orders, we are cautiously optimistic regarding economic improvement in the second half of our fiscal year. However, visibility remains limited and the sustainability of any recovery has not been established.

Regardless, in 2004 we will continue to execute our strategy and further leverage our strong value-creating combination of cash generation, product innovation and creative collaboration with our customers. We remain committed to the hard work, discipline, passionate focus on day-to-day service to our customers and consistent adherence to our strategy that will continue to deliver value to all of our stakeholders.

In closing, I would like to thank our employees whose commitment, capabilities and creativity are our greatest competitive advantage. I am proud to be a member of this team, and am continually impressed by their dedication and resilience.

As always, we appreciate your confidence and will continue to work hard to earn and keep your trust.

Sincerely,

**Markos I. Tambakeras**
Chairman, President
and Chief Executive Officer
Shareowner

# 2003 Highlights



*AT KENNAMETAL OUR FUNDAMENTAL VALUE PROPOSITION TO OUR CUSTOMERS IS A COMMITMENT TO BEING THE BEST AT IMPROVING THEIR COMPETITIVENESS.*

***To deliver the best value, we provide not just the best tool for an application but the best economics throughout the customer's production process. We utilize many means to provide that best solution for each customer's production needs, including leading technology, product innovation and global deployment. In addition, our fundamental value discipline is one of customer intimacy. We cultivate close and long-term customer relationships and intimate knowledge of customer requirements, and utilize our sales force's extensive application knowledge and technological know-how to deliver customized service and support.***

When carbide inserts proved inadequate in the milling of three high-performance alloys used in valve components for oil drilling, FMC Technologies, Inc. Fluid Control Division's plant turned to Kennametal. Our engineers delivered ceramic inserts that not only **cut six times faster** than the carbide, but also eliminated long periods of tooling change downtime by successfully milling all three materials. This solution **decreased the cost per part by approximately 90 percent** as longer insert lifespan, increased machining speed and elimination of tooling changes more than offset a 70 percent higher tooling cost.




cuts 6X faster
kmt

World-class purchase and supply management delivered *cost reductions of $18 million* utilizing a broad array of tools including internet auctions, an Internet-based e-Procurement system, and leveraging global competition for outsourcing.



The Kennametal Lean Enterprise continued to expand the standardization and globalization of the removal of all forms of waste with the creation of a certification process. The program established a systematic process for personnel to quickly become certified in Lean methodology and begin driving business results. Certification includes two levels of expertise, Green Belt and Black Belt.

The Advanced Materials Solutions Group (AMSG) expanded global manufacturing resources, most notably in China and South Africa, while simultaneously integrating Engineered Manufacturing with Widia in Europe.

*Shenhua Group, a large Chinese mining company collaborated with Kennametal to utilize a new Kennametal drum design to cut a 2.5 meter face instead of the usual 2.2 meter. This 13.6 percent productivity increase was enhanced by coincident improvements in ease of cutting, cutting speed and decreased vibration. On April 2, 2003, using Kennametal drums, the customer produced 33,000 metric tons of coal, setting a new world record for daily coal production.*


TOOL

>>

The U.S. government recognized our technological leadership by awarding Kennametal the administration of the **National Center for Defense Manufacturing and Machining** (NCDMM). The center will develop state-of-the-art manufacturing processes and solutions to ensure the quality, affordability, maintainability and rapid deployment of existing and yet-to-be-developed defense systems.

>>

J&L Industrial Supply partnered with Engine Power Components, a high volume manufacturer of camshafts and other precision engine components to reduce procurement costs. With efficiencies from a **multi-unit Kennametal ToolBoss installation,** the customer realized annual savings approaching $500,000, and was able to reduce tool crib inventory by approximately $300,000.



Protection of intellectual property is crucial to maintaining technological leadership, and Kennametal was granted more than 35 U.S. patents in 2003. *Globally, the company holds more than* ***2,300 patents.***





The ACE product development process generated over 13 new major product line launches, including several breakthrough products to be introduced in 2004. The breakthrough development group targets new products that will provide a minimum *100% productivity improvement to customers.*

The Metalworking Solutions and Services Group (MSSG) launched two of the *most successful new product programs in the history of the company.* The KSSM milling cutter increased sales by more than four times. These milling cutters are fast becoming the world's first choice universal milling solution in general engineering shops. At the same time, internal cost efforts, including Lean, reduced production time for milling cutters by 74 percent. The launch of the A4 deep grooving system was embraced by the global metalworking market as it satisfies customers' need for high performance/multi function tooling. The system increased new product penetration in the segment by 40 percent.

## Metalworking Solutions & Services Group



**Key Products and Services**

A comprehensive selection of metalcutting tools, tooling systems and accessories engineered to last longer, cut faster and increase manufacturing productivity.

- Turning, threading, grooving and cutoff tools. Inserted face and end mills, solid carbide end mills. Inserted and solid carbide drills. Quick-change tooling systems.
- Advanced productivity services. Application support and simultaneous engineering services. Optimization programs for machine tool utilization delivering set-up reduction and increased productivity. Cost reduction programs including cost per part and supply chain management solutions that reduce costs via enterprise tool management solutions, including Kennametal ToolBoss.

## Advanced Materials Solutions Group



**Key Products and Services**

Impact and wear resistant tools and components of cemented carbide or other advanced materials for non-metalcutting applications.

- Custom cutting and drilling systems for underground and surface mining, trenching and road rehabilitation. Wear applications for ground engagement with snowplow/scarifier/grader blades, agriculture implements and cast carbide wear pads.
- Components for bits used in oil and gas drilling, quarries, foundations and water wells, including cutting structures, nozzles and hardfacing rod; polycrystalline diamond substrates and anvils; API ball and seats, flow control and valve trim; and matrix, thermal spray, hot press and other metallurgical powders.
- Ultra small drills (down to 0.004"), routers and endmills for printed circuit boards.
- Wide variety of wear parts for general industry.

## JBL Industrial Supply



**Key Products and Services**

A full range of metalworking products and supplies including high-speed cutting tools, carbide cutting tools, abrasives, precision measuring equipment, machinery, hand tools, safety products, machine tool accessories and other supplies used in metalcutting and finishing operations.

## Full Service Supply



**Key Products and Services**

Complete indirect material supply chain management to large and medium metalworking plants. Committed to deliver world-class product availability and quality, with cost savings. Related services include tool crib management and engineering application services tailored to specific customer requirements. Recognized leader in generating customer cost savings through use of both administrative streamlining (Lean) and technical application techniques.



# KENNAMETAL AT-A-GLANCE

Kennametal is strategically organized along four global business units: Metalworking Solutions and Services Group, Advanced Materials Solutions Group, J&L Industrial Supply and Full Service Supply and is represented in more than 60 countries around the world. Kennametal operations in Europe are headquartered in Fürth, Germany. Kennametal Asia Pacific is headquartered in Singapore. Corporate headquarters are in Latrobe, Pennsylvania, USA.

**Revenues by Business Segment**

Metalworking Solutions & Services Group **64%**
Advanced Materials Solutions Group **18%**
J&L Industrial Supply **11%**
Full Service Supply **7%**



**Operating Income by Business Segment**

Metalworking Solutions & Services Group **80%**
Advanced Materials Solutions Group **15%**
J&L Industrial Supply **5%**
Full Service Supply **0%**



**Competitive Advantages**

- Kennametal delivers the broadest array of market-leading products and services in the industry, with a focus on increasing customers' competitiveness around the world. By incorporating the voice of the customer, Kennametal better understands real customer needs and continually becomes more market driven. Customers are supported by the most highly trained and technically oriented sales force, and have the opportunity to enhance their knowledge through Kennametal University. The Advanced Engineering Group provides engineered solutions for the highly specialized requirements of the automotive, aerospace and heavy off-road equipment industries. Leading technology and breakthrough solutions enable Kennametal to deliver continual productivity improvements to customers.

**Major Brands**

**Competitive Advantages**

- Global deployment and leading market share.
- Value-added solutions provided to improve customers' competitiveness. Experts in powder metallurgy and manufacture/application of cemented tungsten carbide and other hard materials. Extensive application knowledge and thorough understanding of a wide range of industrial processes involving cutting, wear, corrosion, mechanical shock, thermal shock and compressive strength. Trained field experts offer job site productivity consulting.
- Fast quote turnarounds, focused and flexible manufacturing units, rapid prototyping, event analysis, application engineering and joint R&D services.
- Products incorporating leading technology delivered on time with superior quality. Major manufacturing plants certified under ISO9001 & ISO9002 global quality standards.

**Major Brands**

**Competitive Advantages**

- Only national catalog distributor with pure metalworking focus. Best-in-class catalog contains broad, deep offering featuring best brands and supported by state-of-the-art call center and e-commerce technology. Throughout the United States, customer orders placed between 7 a.m.–8 p.m. EST ship the same day for next day delivery at no additional cost. Product savvy customer service representatives and the best technical support in the industry are key advantages versus MRO catalog distributors. J&L's team of metalworking experts, the Tech Team, consistently delivers solutions to the toughest product and application problems. At the same time, the Tech Team provides the newest technology and techniques to deliver breakthrough productivity improvements while lowering overall tooling costs.

**Major Brands**

3M, Norton/St. Gobain, Stanley, Mitutoyo, Interstate and Lenox/American Saw, Ingersoll Rand, Dewalt

**Competitive Advantages**

- Uniquely positioned to deliver not only leading supply chain management processes, but best-in-class technical application expertise. Strength in technical application, which originated from Kennametal's core competencies in that area, combined with robust and proven cost savings methodology, permits FSS to be recognized as a leader in cost savings generation in the industry. Supplier of all brands based on end-user preference.

**Major Brands**

All brands expected by customer, which necessitates relationships with over 2,000 suppliers each year. Kennametal-owned companies supply approximately 20 percent of products sold by FSS.

**Markets**

- A wide variety of industries that cut and shape metal parts including automotive, aerospace, heavy off-road equipment, energy, medical, bearing, machine tool and general engineering.

**Exciting New Products and Technologies**

- KC9110 and KC9125 grades have become recognized as the global benchmark for turning steels.
- KC9310 and KC9315 grades are fast becoming the new global industry standard for turning cast irons.
- KYON1540 is helping the aerospace industry achieve new productivity levels in turning high temperature alloys.
- The A4 Groove-Turn tooling system has achieved record growth in its first year since introduction.
- KSSM face mills are fast becoming the world's first choice universal milling solution in general engineering shops.
- SE254HPC, SE255HPC and SE256HPC high performance drills are industry leading in ductile, gray and compacted graphite irons.
- Joint collaboration with Widia improved the global standard for quick-change tooling with the KM63UT quick-change universal tool changer system.

**Markets**

- Non-metalcutting applications where extremes of abrasion, corrosion or thermal shock, mechanical shock or compressive strength require advanced material solutions.
- Underground and surface mining, road rehabilitation, trenching, quarrying, foundation drilling, water well drilling, recycling and agricultural.
- Oil and gas exploration, production, transmission, refining and petrochemical processing.
- Printed circuit board manufacturing.
- General industry including tool and die makers, steel mills, electronic stamping, synthetic diamond manufacturers, etc.

**Exciting New Products and Technologies**

- PD-20: thermally stable, extremely corrosion resistant grade for pelletizing dies has gained market share by significantly improving performance versus current offerings.
- CNC68: with an excellent combination of corrosion, wear and toughness, this grade is becoming the industry standard in down-hole flow control applications.
- CN13S: new grade, rapidly gaining popularity with ball and seat application customers.
- RX2032P: the answer to the quest of tool and die manufacturers for a better carbide grade to greatly improve performance with at least 85 times better corrosion resistance.
- RP25: a new and innovative road planer bit, has increased tool life with an innovative combination of a new and patented carbide insert shape and a slimmer body for improved rotation.

**Markets**

- Manufacturing companies that cut and finish metal products including job shops, mold makers, tool and die, metal fabricators, machine builders and transportation.

**Exciting New Products, Technologies and Services**

- In FY03, J&L launched its Competitive Advantage Program. This one-of-a-kind program is aimed at helping customers achieve a "competitive advantage" by guaranteeing break-through productivity improvements and lowering their overall annual tooling expenditures. In exchange, J&L is awarded sole supplier status for metalworking related products. Customized programs typically include: 1) Kennametal ToolBoss — automated tool management via a sophisticated vending machine, 2) Application Optimization Process — end-to-end survey of a customer's operations, recommendations for process improvements and documentation of test results and 3) Significant Savings Guarantee.

**Markets**

- Integrated supply and commodity management market for cutting tools, abrasives and indirect materials. Programs under contract at over 200 plants in the United States and Canada across a wide variety of industries including automotive, aerospace, heavy off-road equipment, energy and general engineering.

**Exciting New Products and Technologies**

- Since its inception in 1988, FSS has brought numerous advances in supply chain management techniques to the integrated supply market. FSS now offers new Internet connectivity and e-commerce based solutions in addition to well-developed kanban and automated dispensing systems that serve as an industry standard. FSS continues to make significant investments in developing new streamlining technologies as evidenced by this year's introduction of the Automated Direct Ship and Web Based Requisitioning applications.

# *Employee Recognition*

*The Alex G. McKenna Award of Excellence, Millennium Awards and CEO's Club give appropriate recognition to outstanding achievement. We set high standards for ourselves so that our reach constantly exceeds our grasp — that we may attain greatness and success in all our endeavors.*



Named in honor of one of our founding partners, the **Alex G. McKenna Award of Excellence** is specifically designed to recognize individuals who have made extraordinary contributions beyond our everyday goals. The performance must have a major and sustained impact on Kennametal's business, our standing as a technological leader or our reputation and image. This year the award went to Dave Arnold, Pat Mahanes and Lawrence Hilliard.

The **Millennium Awards** are closely aligned with Kennametal's ambitions. They recognize individuals and teams who demonstrate outstanding achievement in operational categories that are clearly measurable. 1. Profitable Growth — Industrial Products Group and Kennametal Widia India, 2. Performance to Plan — Metalworking South America, 3. Working Capital Improvement — Industrial Products Group and Metalworking South America, 4. Cash Flow Growth — Engineered Products Group and Metalworking Asia Pacific, 5. Best in Customer Satisfaction — J&L Industrial Supply, 6. Organizational Excellence — Informational Technology Department, 7. New Sources for Profitable Growth — Mining & Construction, China, 8. Technical Excellence Award — Kim Craig, Industrial Products Group, 9. Lean Enterprise — J&L Industrial Supply, Metalworking Manufacturing — Europe, Metalworking Manufacturing & Sales — North America, Industrial Products Group — Lyndonville, and 10. Innovator of the Year — Dev Bannerjee, Advanced Materials Solutions Group R&D.

The **CEO's Club** is the highest sales honor, available only to field sales personnel who attain an exceptional level of performance. This program honors the best of the best — top producers who far exceed performance expectations. These individuals demonstrate every day the high priority Kennametal places on serving customers and beating the competition. Dave Biziewski, Günther Brückner, Roberto Cadena, Larry Christensen, Taner Cinar, Pietro Cucciati, Richard Dunn, Jacky Guilleret, Phil Harkins, Alan Harl, Bryan Hu, Frank Jones, Said Kanaan, David McPherson, Al Mys, Frank O'Connor, Mike Porter, Stig Samuelsson, Raul Santoyo, Scott Saul, Juan Séculi, Eric Smith, Dan Streng, Andy Weber, Charlie Williams, Bill Woods.

# *FORM 10-K*

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

***For the Fiscal Year Ended June 30, 2003***

Commission File Number 1-5318

## *KENNAMETAL INC.*

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Pennsylvania | 25-0900168 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

World Headquarters
1600 Technology Way
P. O. Box 231
Latrobe, Pennsylvania 15650-0231
(Address of principal executive offices)

Registrant's telephone number, including area code: 724-539-5000

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Capital Stock, par value $1.25 per share | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 126-2 of the Exchange Act). YES [X] NO [ ]

As of December 31, 2002, the aggregate market value of the registrant's Capital Stock held by non-affiliates of the registrant, estimated solely for the purposes of this Form 10-K, was approximately $910,500,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant and each person who may be deemed to own beneficially more than 5% of the registrant's Capital Stock have been deemed affiliates.

As of August 29, 2003, there were 35,915,232 shares of the Registrant's Capital Stock outstanding.

*Documents Incorporated by Reference*

Portions of the Proxy Statement for the 2003 Annual Meeting of Shareowners are incorporated by reference into Parts III and IV.

# *Table of Contents*


| Item No. | | Page |
|---|---|---|
| ***Part I*** | | |
| 1. | Business | 15 |
| 2. | Properties | 22 |
| 3. | Legal Proceedings | 23 |
| 4. | Submission of Matters to a Vote of Security Holders | 23 |
| | Executive Officers of the Registrant | 24 |
| ***Part II*** | | |
| 5. | Market for the Registrant's Common Equity and Related Shareowner Matters | 26 |
| 6. | Selected Financial Data | 27 |
| 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 30 |
| 7A. | Quantitative and Qualitative Disclosures About Market Risk | 44 |
| 8. | Financial Statements and Supplementary Data | 46 |
| 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 79 |
| 9A. | Controls and Procedures | 79 |
| ***Part III*** | | |
| 10. | Directors and Executive Officers of the Registrant | 80 |
| 11. | Executive Compensation | 80 |
| 12. | Security Ownership of Certain Beneficial Owners and Management and Related Shareowner Matters | 80 |
| 13. | Certain Relationships and Related Transactions | 80 |
| 14. | Principal Accountant Fees and Services | 80 |
| ***Part IV*** | | |
| 15. | Exhibits, Financial Statement Schedules, and Reports on Form 8-K | 81 |
| | Signatures | 84 |
| | Certifications | 85 |


### *Forward-Looking Information*

This Form 10-K contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should," "anticipate," "estimate," "approximate," "expect," "may," "will," "project," "intend," "plan," "believe" and other words of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position and product development, which are based on current expectations that involve inherent risks and uncertainties, including factors that could delay, divert or change any of them in the next several years. Although it is not possible to predict or identify all factors, they may include the following: global economic conditions; future terrorist attacks; epidemics; risks associated with integrating and divesting businesses and achieving the expected savings and synergies; demands on management resources; risks associated with international markets such as currency exchange rates, and social and political environments; competition; labor relations; commodity prices; demand for and market acceptance of new and existing products; and risks associated with the implementation of restructuring plans and environmental remediation matters. We can give no assurance that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of future events or developments.

# Part I

## ITEM 1 – BUSINESS

***Overview*** Kennametal Inc. was incorporated in Pennsylvania in 1943. We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

We specialize in developing and manufacturing metalworking tools and wear-resistant parts using a specialized type of powder metallurgy. Our metalworking tools are made of cemented tungsten carbides, ceramics, cermets, high-speed steel and other hard materials. We also manufacture and market a complete line of toolholders, toolholding systems and rotary cutting tools by machining and fabricating steel bars and other metal alloys. We are one of the largest suppliers of metalworking consumables and related products in the United States and Europe. We also manufacture tungsten carbide products used in engineered applications, mining and highway construction, and other similar applications, including circuit board drills, compacts and metallurgical powders.

***Business Segment Review*** We operate four global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS). Segment selection was based upon internal organizational structure, the manner in which we organize segments for making operating decisions and assessing performance, the availability of separate financial results, and materiality considerations. Sales and operating income by segment are presented in Management's Discussion and Analysis set forth in Item 7 in this annual report on Form 10-K and Note 18 "Segment Data" of our consolidated financial statements set forth in Item 8 in this annual report on Form 10-K.

***Metalworking Solutions & Services Group—MSSG*** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

During a metalworking operation, the toolholder is positioned in a machine that provides the turning power. While the workpiece or toolholder is rapidly rotating, the cutting tool insert or drill contacts the workpiece and cuts or shapes the workpiece. The cutting tool insert or drill is consumed during use and must be replaced periodically.

We serve a wide variety of industries that cut and shape metal parts including manufacturers of automobiles, trucks, aerospace components, farm equipment, oil and gas drilling and processing equipment, railroad, marine, power generation equipment, machinery, appliances, factory equipment and metal components, as well as job shops and maintenance operations. We deliver our products to customers through a direct field sales force, distribution, integrated supply programs, mail-order and e-business.

With a global marketing organization and operations worldwide, we believe we are the second largest global provider of consumable metalcutting tools and supplies.

***Advanced Materials Solutions Group—AMSG*** In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications requiring wear and corrosion resistance, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. We also provide application specific component design services and on-site application support services.

Our mining and construction tools are fabricated from steel parts and tipped with cemented carbide. Mining tools, used primarily in the coal industry, include longwall shearer and continuous miner drums, blocks, conical bits, drills, pinning rods, augers and a wide range of mining tool accessories. Highway construction cutting tools include carbide-tipped bits for ditching, trenching and road planing, grader blades for site preparation and routine roadbed control, and snowplow blades and shoes for winter road plowing. We produce these products for mine operators and suppliers, highway construction companies, municipal governments and manufacturers of mining equipment. We believe we are the worldwide market leader in mining and highway construction tooling.

Our customers use engineered products in manufacturing or other operations where extremes of abrasion, corrosion or impact require combinations of hardness or other toughness afforded by cemented tungsten carbides or other hard materials. We sell these products through a direct field sales force and distribution. We believe we are the largest independent supplier of oil field compacts in the world. Compacts are the cutting edges of oil well drilling bits, which are commonly referred to as "rock bits."

***J&L Industrial Supply—J&L*** In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sales flyers, telemarketing, the Internet and field sales. J&L distributes a broad range of metalcutting tools, abrasives, drills, machine tool accessories, precision measuring tools, gages, hand tools and other supplies used in metalcutting operations. The majority of industrial supplies distributed by J&L are purchased from other manufacturers, although the product offering does include Kennametal-manufactured items.

***Full Service Supply—FSS*** In the FSS segment, we provide metalworking consumables and related products to medium- and large-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings. Through FSS programs, large commercially-oriented customers seeking a single source of metalcutting supplies engage us to carry out all aspects of complex metalworking supply processes, including needs assessment, cost analysis, procurement planning, supplier selection, "just-in-time" restocking of supplies and ongoing technical support.

***International Operations*** Our international operations are subject to the usual risks of doing business in those countries, including foreign currency exchange fluctuations and changes in social, political and economic environments. Our principal international operations in the MSSG and AMSG segments are conducted in Western Europe, Canada, the Asia Pacific region, China, South Africa and Mexico. In addition, we have manufacturing and/or distribution in Israel and South America, and sales agents and distributors in Eastern Europe and other areas of the world. Our Western European operations are integral to our U.S. operations, however, the diversification of our overall operations tends to minimize the impact of changes in demand on total sales and earnings in any one particular geographic area.

Our international assets and sales are presented under Note 18 "Segment Data" of our consolidated financial statements set forth in Item 8 in this annual report on Form 10-K. Information pertaining to the effects of foreign exchange risk is contained under the caption "Quantitative and Qualitative Disclosure about Market Risk" in Management's Discussion and Analysis set forth in Item 7 in this annual report on Form 10-K.

***Business Development*** On August 30, 2002, we purchased the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million ($185.3 million) subject to a purchase price adjustment. On February 12, 2003, Milacron Inc. and Kennametal signed a settlement agreement with respect to the calculation of the post-closing purchase price adjustment for the Widia acquisition pursuant to which Milacron paid Kennametal EUR 18.8 million ($20.1 million) in cash. The net cash purchase price of $167.1 million includes the actual purchase price of $185.3 million less the settlement of $20.1 million plus $6.2 million of direct acquisition costs ($1.1 million paid in fiscal year 2002 and $5.1 million paid during the twelve months ended June 30, 2003) less $4.3 million of acquired cash. We financed the acquisition with funds borrowed under our three-year, multi-currency, revolving credit facility (2002 Credit Agreement) which we entered into on June 27, 2002 with a group of financial institutions. The acquisition of Widia improves our global competitiveness, strengthens our European position and represents a strong platform for increased penetration in Asia. Widia's operating results have been included in our consolidated results since the acquisition date of August 30, 2002.

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

***Marketing and Distribution*** We sell our manufactured products through the following distinct sales channels: (i) a direct sales force; (ii) integrated supply and FSS programs; (iii) mail-order catalogs; (iv) a network of independent distributors and sales agents in the United States and certain international markets; and (v) the Internet. Service engineers and technicians directly assist customers with product design, selection and application.

We market our products under various trademarks and tradenames, such as Kennametal*, the letter K combined with other identifying letters and/or numbers*, Block Style K*, Kendex*, Kenloc*, KennaMAX*, JLK*, J&L*, Kennametal Hertel*, Hertel*, KM Micro*, Widia*, Heinlein*, Widma*, Ecogrind*, Top Notch*, Erickson*, Kyon*, KM*, Drill-Fix*, Fix-Perfect*, Disston*, Chicago Latrobe*, Greenfield*, RTW* and Cleveland*. We also sell products to customers who resell such products under the customers' names or private labels.

***Raw Materials and Supplies*** Major metallurgical raw materials consist of ore concentrates, compounds and secondary materials containing tungsten, tantalum, titanium, niobium and cobalt. Although adequate supply of these raw materials currently exists, our major sources for raw materials are located abroad and prices fluctuate at times. For these reasons, we exercise great care in the selection, purchase and inventory availability of raw materials. We also purchase steel bars and forgings for making toolholders, high speed steel and other tool parts, rotary cutting tools and accessories. We obtain products purchased for use in manufacturing processes and for resale from thousands of suppliers located in the United States and abroad.

***Research and Development*** Our product development efforts focus on providing solutions to our customers' manufacturing problems and productivity requirements. Our Achieving a Competitive Edge (ACE) Program provides discipline and focus for the product development process by establishing "gateways," or sequential tests, during the development process to remove inefficiencies and accelerate improvements. ACE speeds and streamlines development into a series of actions and decision points, combining effort and resources to produce new and enhanced products, faster. ACE assures a strong link between customer needs and corporate strategy, and enables us to gain full benefit from our investment in new product development.

Research and development expenses totaled $23.6 million, $18.3 million and $18.9 million in 2003, 2002 and 2001, respectively. Additionally, certain costs associated with improving manufacturing processes are included in cost of goods sold. We hold a number of patents, which, in the aggregate, are material to the operation of our businesses.

***Seasonality*** Our business is not materially affected by seasonal variations. However, to varying degrees, traditional summer vacation shutdowns of metalworking customers' plants and holiday shutdowns often affect our sales levels during the first and second quarters of our fiscal year.

***Backlog*** Our backlog of orders generally is not significant to our operations. We fill approximately 90 percent of all orders from stock, and the balance generally is filled within short lead times.

***Competition*** We are one of the world's leading producers of cemented carbide products and high-speed steel tools, and maintain a strong competitive position, especially in North America and Europe. We actively compete in the sale of all our products, with approximately 40 companies engaged in the cemented tungsten carbide business in the United States and many more outside the United States. Several competitors are divisions of larger corporations. In addition, several hundred fabricators and toolmakers, many of whom operate out of relatively small shops, produce tools similar to ours and buy the cemented tungsten carbide components for such tools from cemented tungsten carbide producers, including us. Major competition exists from both U.S.-based and international-based concerns. In addition, we compete with thousands of industrial supply distributors.

The principal elements of competition in our businesses are service, product innovation, quality, availability and price. We believe that our competitive strength rests on our customer service capabilities, including multiple distribution channels, our global presence, state-of-the-art manufacturing capabilities, ability to develop solutions to address customer needs through new and improved tools, and the consistent high quality of our products. Based upon our strengths, we are able to sell products based on the value added to the customer rather than strictly on competitive prices.

***Regulation*** We are not currently party to any material legal proceedings, however, we are periodically subject to legal proceedings and claims that arise in the ordinary course of our business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, or if protracted litigation were to ensue, the impact could be material to the Company.

*Trademark owned by Kennametal Inc. or a subsidiary of Kennametal Inc.

Compliance with government laws and regulations pertaining to the discharge of materials or pollutants into the environment or otherwise relating to the protection of the environment did not have a material effect on our capital expenditures or competitive position for the years covered by this report, nor is such compliance expected to have a material effect in the future.

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2003, we have an accrual of $2.8 million recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2003, the total of these accruals was $1.3 million and represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million have been made against this reserve during the year.

During the due diligence phase of the Widia acquisition, we identified certain environmental exposures with Widia manufacturing locations in Europe and India. The purchase price paid reflected our estimate of this exposure. As a result of the Widia acquisition, we have established an environmental reserve of $6.2 million, which is consistent with our expectations determined during the due diligence phase. This reserve will be used for environmental clean-up and remediation activities at several Widia manufacturing locations. This liability represents our best estimate of the future obligation based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. This liability has been recorded as part of the Widia acquisition and has not been reflected in our operating results.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at all our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies."

***Public Offerings*** On June 19, 2002, we sold 3.5 million shares of capital stock at a price of $36 per share. Net of issuance costs, this offering yielded proceeds of $120.6 million. On the same date, we issued $300.0 million of 7.2% Senior Unsecured Notes due 2012 at 99.629% of face amount for net proceeds of $294.3 million after related financing costs. Proceeds of these offerings were utilized to repay senior bank indebtedness.

***Employees*** We employed approximately 13,970 persons at June 30, 2003, of which approximately 6,900 were located in the United States and 7,070 in other parts of the world, principally Europe and Asia Pacific. At June 30, 2003, approximately 3,690 of the above employees were represented by labor unions. We consider our labor relations to be generally good.

***Available Information*** Our Internet address is www.kennametal.com. On our Investor Relations page on our Web site, we post the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission: our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings on our Investor Information Web page, which also includes Forms 3, 4 and 5 filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, are available to be viewed on this page free of charge. Information contained on our Web site is not part of this annual report on Form 10-K or our other filings with the Securities and Exchange Commission. We assume no obligation to update or revise any forward-looking statements in this annual report on Form 10-K, whether as a result of new information, future events or otherwise. A copy of this annual report on Form 10-K is available without charge upon written request to: Investor Relations, Beth Riley, Kennametal Inc., 1600 Technology Way, P.O. Box 231, Latrobe, Pa. 15650-0231.

***Corporate Directory*** Our consolidated subsidiaries and affiliated companies as of June 30, 2003 are:

*Consolidated Subsidiaries of Kennametal Inc.*
Kennametal Australia Pty. Ltd.
Kennametal Foreign Sales Corporation
Kennametal Ltd.
Kennametal (Canada) Ltd.
Kennametal (Shanghai) Ltd.
Kennametal (Thailand) Co., Ltd.
Kennametal (Xuzhou) Company Ltd.
Kennametal Hardpoint Inc.
Kennametal Japan Ltd.
Kennametal (Malaysia) Sdn. Bhd.
Kennametal de Mexico, S.A. de C.V.
Kennametal SP. Z.o.o
Kennametal (Singapore) Pte. Ltd.
Kennametal South Africa (Proprietary) Ltd.
Kennametal Korea Ltd.
Kennametal Holding Cayman Islands Limited
Kennametal Co., Ltd.
Kennametal Financing I
Kennametal Financing II Corp.
Kennametal Holdings Europe Inc.
Adaptive Technologies Corp.
Circle Machine Company
Greenfield Industries, Inc.

*Consolidated Subsidiaries of Kennametal Financing II*
Kennametal PC Inc.
Kennametal TC Inc.
Kennametal Receivables Corporation

*Consolidated Subsidiaries of Kennametal Holdings Europe Inc.*
JLK Direct Distribution Inc.
Kennametal W Holdings Inc.

*Consolidated Subsidiaries of Kennametal Widia Holdings Inc.*
Kennametal Europe Holding GmbH
Kennametal Widia Beteiligungs GmbH
Kennametal Widia Holdings GmbH
Widia GmbH
V & S Werkzeuge GmbH

Corporate Directory *(continued)*

*Consolidated Subsidiaries of Kennametal Hardpoint, Inc.*
Kennametal Hardpoint H.K. Ltd.
Kennametal Hardpoint (Taiwan) Inc.

*Consolidated Subsidiary of Kennametal Hardpoint H.K. Ltd.*
Kennametal Hardpoint (Shanghai) Ltd.

*Consolidated Subsidiaries of Widia GmbH*
Meturit AG
Widia Vetriebsgesellschaft mbH

*Consolidated Subsidiary of Meturit AG*
Widia (India) Limited

*Consolidated Subsidiaries of Kennametal Holdings Cayman Islands Limited*
Kennametal Argentina S.A.
Kennametal do Brasil Ltda.
Kennametal Chile Ltda.

*Consolidated Subsidiary of Metruit AG*
Widia India Ltd.

*Consolidated Subsidiaries of Kennametal Europe Holdings GmbH*
Cirbo Limited England
Kennametal Hertel Europe Holding GmbH

*Consolidated Subsidiaries of JLK Direct Distribution Inc.*
J&L America, Inc.
Full Service Supply Inc.

*Consolidated Subsidiary of Full Service Supply Inc.*
Full Service Supply Ltd.

*Consolidated Subsidiaries of Kennametal Hertel Europe Holding GmbH*
Kennametal Hertel AG
Kemmer Hartmetallwerkzeuge GmbH
Kennametal Hertel Hungaria Kft.
Kemmer Hartmetallwerkeeuge GmbH

*Consolidated Subsidiaries of Kemmer Hartmetallwerkeeuge GmbH*
Kemmer Präzisian GmbH
Kemmer Cirbo S.r.l. Italy

*Consolidated Subsidiaries of Kennametal Hertel AG*
Kennametal Hertel Belgium S.A.
Kennametal UK Limited
Kennametal France SAS
Kennametal Beteiligungs GmbH
Kennametal Europe GmbH
Kennametal Deutschland GmbH
Kennametal Hertel International GmbH
Kennametal GmbH & Co. K.G.
Kennametal Korea GmbH
Rübig G.m.b.H. & Co. K.G.
Kennametal Hertel S.p.A.
Kennametal Nederland B.V.
Nederland Hardmetal Fabrieken B.V.
Kennametal Kecisi Takimlar Sanayi ve Ticaret A.S.
Kennametal Hertel International GmbH
Kennametal Hertel Iberica S.L.
Kennametal Osterreich GmbH

*Consolidated Subsidiaries of Kennametal Osterreich GmbH*
Kennametal Polska Sp. Z.o.o.
Kennametal Kft.

*Consolidated Subsidiary of Kennametal UK Limited*
Widia UK Ltd.

*Consolidated Subsidiaries of Kennametal Hertel Nederland B.V.*
Widia Nederland B.B.
Kennametal Engineered Products B.V.

*Consolidated Subsidiary of Kennametal Hertel France S.L.*
Widia France SAS

*Consolidated Subsidiary of Kennametal Iberica S.L.*
Kenci S.A.

*Consolidated Subsidiary of Kennametal Italia S.p.A.*
Kennametal Hertel Italia S.r.l.

*Consolidated Subsidiary of Kennametal Hertel Italia S.r.L.*
Widia Italia S.r.l.

*Consolidated Subsidiaries of J&L America, Inc.*
J&L Industrial Supply Ltd.
J&L Industrial Supply UK (branch)

*Consolidated Subsidiaries of Greenfield Industries, Inc.*
Greenfield Industries Canada Incorporated
Hanita Metal Works, Ltd.
Cleveland Twist Drill de Mexico, S.A. de C.V.
Carbidie Asia Pacific Pte. Ltd.
Kemmer International, Inc.
Rogers Tool Works, Inc.
South Deerfield Industrial, Inc.
Hanita Cutting Tools, Inc.
Hanita Metal Works GmbH (Germany)

*Consolidated Subsidiaries of Rogers Tool Works Inc.*
TCM Europe, Inc.
RTW Limited (England)
Kennametal Hungary Finance Services kft.
Kennametal Hungary Holdings Inc.

*Consolidated Subsidiary of Cleveland Twist Drill de Mexico, S.A. de C.V.*
Herramientas Cleveland, S.A. de C.V.

*Consolidated Subsidiary of Herramientas Cleveland, S.A. de C.V.*
Greenfield Tools de Mexico, S.A. de C.V.

## ITEM 2 – PROPERTIES

Our principal executive offices are located at 1600 Technology Way, P.O. Box 231, Latrobe, Pa., 15650. A summary of our principal owned and leased manufacturing facilities is as follows:

| Location | Owned/Leased | Principal Products |
|---|---|---|
| *United States:* | | |
| Bentonville, Arkansas | Owned | Carbide Round Tools |
| Rogers, Arkansas | Owned | Carbide Products |
| Monrovia, California | Leased | Boring Bars |
| Placentia, California | Leased | Wear Parts |
| Evans, Georgia | Owned | High Speed Steel Drills |
| Elk Grove Village, Illinois | Leased | Fixed Limited Gages |
| Rockford, Illinois | Owned | Indexable Tooling |
| Framingham, Massachusetts | Leased | Fixed Limited Gages |
| Greenfield, Massachusetts | Owned | High Speed Steel Taps |
| South Deerfield, Massachusetts | Leased | High Speed Steel Drills and Saw Blades |
| Traverse City, Michigan | Owned | Ceramic Wear Parts |
| Troy, Michigan | Leased | Metalworking Toolholders |
| Fallon, Nevada | Owned | Metallurgical Powders |
| Asheboro, North Carolina | Owned | High Speed Steel End Mills |
| Roanoke Rapids, North Carolina | Owned | Metalworking Inserts |
| Orwell, Ohio | Owned | Metalworking Inserts |
| Solon, Ohio | Owned | Metalworking Toolholders |
| Bedford, Pennsylvania | Owned | Mining and Construction Tools and Wear Parts |
| Irwin, Pennsylvania | Owned | Carbide Wear Parts |
| Latrobe, Pennsylvania | Owned | Metallurgical Powders and Wear Parts |
| Clemson, South Carolina | Owned | High Speed Steel Drills |
| Johnson City, Tennessee | Owned | Metalworking Inserts |
| Whitehouse, Tennessee | Leased | Fixed Limited Gages |
| Lyndonville, Vermont | Owned | High Speed Steel Taps |
| Chilhowie, Virginia | Owned | Mining and Construction Tools and Wear Parts |
| New Market, Virginia | Owned | Metalworking Toolholders |
| *International:* | | |
| Victoria, Canada | Owned | Wear Parts |
| Pudong, China | Owned | Metalworking Inserts and Circuit Boards |
| Xuzhou, China | Owned | Mining Tools |
| Bodmin, England | Owned | Circuit Board Drills and Routers |
| Kingswinford, England | Leased | Metalworking Toolholders |
| Sheffield, England | Leased | High Speed Steel Drills |
| Bordeaux, France | Leased | Metalworking Cutting Tools |
| Boutheon Cedex, France | Owned | Metalworking Inserts |
| Altenburg, Germany | Leased | High Speed Steel Taps |
| Ebermannstadt, Germany | Owned | Metalworking Inserts |
| Essen, Germany | Owned/Leased | Metallurgical Powders and Wear Parts |
| Koenigsee, Germany | Leased | Carbide and High Speed Steel Drills |
| Lichtenau, Germany | Owned/Leased | Metalworking Toolholders |
| Lorch, Germany | Leased | Circuit Board Drills |
| Mistelgau, Germany | Owned | Metallurgical Powders, Metalworking Inserts and Wear Parts |

Properties *(continued)*

| Location | Owned/Leased | Principal Products |
|---|---|---|
| Nabburg, Germany | Owned | Metalworking Toolholders |
| Vohenstrauss, Germany | Owned | Metalworking Carbide Drills |
| Bangalore, India | Owned | Metalworking Inserts and Toolholders and Wear Parts |
| Patancheru, India | Owned | Mining Tools and Wear Parts |
| Shlomi, Israel | Owned | High Speed Steel Endmills |
| Milan, Italy | Owned | Metalworking Cutting Tools |
| Pachuca, Mexico | Owned | High Speed Steel Drills |
| Arnhem, Netherlands | Owned | Wear Products |
| Hardenberg, Netherlands | Owned | Wear Products |
| Vitoria, Spain | Leased | Metalworking Carbide Drills |

We also have a network of warehouses and customer service centers located throughout North America, Western Europe, India, Asia, South America and Australia, a significant portion of which are leased. The majority of our research and development efforts are conducted in a corporate technology center located adjacent to the world headquarters in Latrobe, Pa., and in Rogers, Ark., Fürth, Germany and Essen, Germany.

We use all significant properties in the business of powder metallurgy, tools, tooling systems and industrial supply. Our production capacity is adequate for our present needs. We believe that our properties have been adequately maintained, generally are in good condition and are suitable for our business as presently conducted.

## ITEM 3 – LEGAL PROCEEDINGS

Incorporated by reference is information set forth in Part I herein under the caption "Regulation." Other than noted therein, there are no material pending legal proceedings, other than litigation incidental to the ordinary course of business, to which Kennametal or any of our subsidiaries is a party or of which any of our property is the subject.

## ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2003, there were no matters submitted to a vote of security holders through the solicitation of proxies or otherwise.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the officers of Kennametal Inc. is as follows (included herein pursuant to Item 401(b) of Regulation S-K): Name, Age and Position, Experience During Past Five Years[2]

*Markos I. Tambakeras, 52*[1]
*Chairman, President and Chief Executive Officer*

Chairman of the Board effective July 1, 2002. President and Chief Executive Officer since July 1, 1999. Formerly employed by Honeywell Inc. as President of Industrial Controls Business from 1997 to 1999.

*R. Daniel Bagley, 43*[1]
*Vice President, Corporate Strategy and MSSG Marketing*

Vice President since July 2002. Formerly, Business Development Director and Industrial Consultant for Deloitte & Touche Consulting Group from 1997-2002; Vice President, Global Sales & Sourcing for General Signal Corporation from 1993–1997; and Director, U.S. Marketing and Distribution for Robert Bosch Fluid Power Corporation from 1992–1993.

*James R. Breisinger, 53*[1]
*Vice President, President, Advanced Materials Solutions Group*

Vice President, President, Advanced Materials Solutions Group since April 2003. Chief Operating Officer, Advanced Materials Solutions Group from August 2000 to April 2003. Chief Financial Officer from September 1998 to August 2000. Chief Operating Officer, Greenfield Industries, Inc. from March through September 1998. Corporate Controller from 1994 to 1998.

*Carlos M. Cardoso, 45*[1]
*Vice President, President, Metalworking Solutions and Services Group*

Vice President, President, Metalworking Solutions and Services Group since April 2003. Formerly, President, Pump Division, Flowserve Corporation from August 2001 to March 2003; Vice President and General Manager, Engine Systems and Accessories, of Honeywell International, Inc. (formerly Allied Signal, Inc.) from March 1999 to August 2001; and Vice President and General Manager, Marketing Sales and Services, Aerospace Services, Allied Signal, Inc. from March 1998 to March 1999.

*M. Rizwan Chand, 39*[1]
*Vice President, Human Resources and Corporate Relations*

Vice President, Human Resources and Corporate Relations since March 2003. Vice President and Chief Human Resources Officer from May 2000 to February 2003. Previously Vice President, Human Resources for Aetna International in 1999. Previously with Mary Kay Inc. as Senior Vice President, Global Human Resources from 1996 to 1999.

*Stanley B. Duzy, Jr., 56*[1]
*Vice President, Chief Administrative Officer*

Vice President since November 1999. Formerly employed by Honeywell Inc. as Vice President of Industrial Controls Business from 1998 to 1999 and Vice President and Controller, Asia Pacific from 1992 to 1997.

*F. Nicholas Grasberger III, 39*[1]
*Vice President, Chief Financial Officer*

Vice President and Chief Financial Officer since August 2000. Formerly, Corporate Treasurer, H.J. Heinz Company from 1997 to 2000.

*David W. Greenfield, 53*[1]
*Vice President, Secretary and General Counsel*

Vice President, Secretary and General Counsel since October 2001. Formerly a member of Buchanan Ingersoll Professional Corporation (attorneys-at-law) July 2000 to September 2001. Special Counsel for ArvinMeritor (a provider of components for vehicles) from February 1999 to July 2000. Senior Vice President, General Counsel and Secretary for Meritor Automotive, Inc. (predecessor to ArvinMeritor) from May 1997 to February 1999.

*Timothy A. Hibbard, 46*[1]
*Corporate Controller and Chief Accounting Officer*

Corporate Controller and Chief Accounting Officer since February 2002. Director of Finance for the Advanced Materials Solutions Group from September 2000 to February 2002. Vice President and Controller of Greenfield Industries, Inc. from October 1998 to September 2000. Division Controller of Mining & Construction Division from April 1998 to October 1998.

*Brian E. Kelly, 40*
*Assistant Treasurer and Director of Tax*

Assistant Treasurer and Director of Tax since September 1998. Manager of Corporate Tax from 1996 to 1998.

*Lawrence J. Lanza, 54*[1]
*Corporate Treasurer*

Elected Corporate Treasurer in July 2003. Formerly Assistant Treasurer and Director of Treasury Services from April 1999 to July 2003. Manager, Treasury Services from August 1998 to March 1999. Previously, Director, Global Capital Markets for CBS Corporation, formerly Westinghouse Electric Corporation, from 1994 to 1998.

*James E. Morrison, 52*[1]
*Vice President, Mergers and Acquisitions*

Vice President, Mergers and Acquisitions, since July 2003. Vice President since 1994. Treasurer from 1987 to July 2003.

*Wayne D. Moser, 50*
*Vice President, General Manager, Industrial Products Europe*

Vice President since 1998. General Manager, Industrial Products Europe effective July 2003. Integration Director from May 2002 to June 2003. Formerly, General Manager, Mining & Construction from 1997 to 2002.

*Ralph G. Niederst, 52*[1]
*Vice President, Chief Information Officer*

Vice President since May 2000. Formerly, Director of Management Information Technology at Harsco Corporation's Heckett Multiserv Division from 1995 to 2000.

*Kevin G. Nowe, 51*
*Assistant Secretary, Assistant General Counsel*

Assistant General Counsel since 1992 and Assistant Secretary since 1993.

*Ajita G. Rajendra, 51*
*Vice President, Director, Industrial Products Group*

Vice President since 1998. Director, Industrial Products Group since 1997. Vice President of the Electronic Products Group of Greenfield Industries, Inc. from 1996 to 1997.

*P. Mark Schiller, 55*
*Vice President, Director of Distribution Services*

Vice President since 1992. Director of Distribution Services since 1990.

*Michael P. Wessner, 42*[1]
*Vice President, President, J&L Industrial Supply*

Vice President, President, J&L Industrial Supply since April 2003 and formerly Vice President, Chief Operating Officer from January 2001 to April 2003. Formerly Chief Executive Officer, Emco/ESS Holdings from 1999 to 2000 and Vice President, Midwest Region for Office Depot from 1995 to 1999.

Notes

[1] Executive officer of the Registrant.

[2] Each officer has been elected by the Board of Directors to serve until removed or until a successor is elected and qualified, and has served continuously as an officer since first elected.

### ITEM 5 – MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREOWNER MATTERS

Our common stock is traded on the New York Stock Exchange (symbol KMT). The number of shareowners of record as of August 29, 2003 was 3,145. Stock price ranges and dividends declared and paid were as follows:

| Quarter ended | Sep. 30 | Dec. 31 | Mar. 31 | Jun. 30 |
|---|---|---|---|---|
| ***Fiscal 2003*** | | | | |
| High | $ 36.80 | $ 36.15 | $ 35.56 | $ 35.50 |
| Low | 27.73 | 28.75 | 27.10 | 27.75 |
| Dividends | 0.17 | 0.17 | 0.17 | 0.17 |
| ***Fiscal 2002*** | | | | |
| High | $ 39.79 | $ 41.37 | $ 42.70 | $ 43.00 |
| Low | 28.43 | 30.12 | 35.15 | 34.65 |
| Dividends | 0.17 | 0.17 | 0.17 | 0.17 |

## ITEM 6 – SELECTED FINANCIAL DATA

| (in thousands, except per share data) | | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| ***Operating Results*** | | | | |
| Sales | (1) | $1,758,957 | $1,583,742 | $1,807,896 |
| Cost of goods sold | (1) | 1,190,053 | 1,072,918 | 1,192,176 |
| Operating expense | (1) | 464,861 | 389,396 | 425,641 |
| Interest expense | | 36,166 | 32,627 | 50,381 |
| Restructuring, asset impairment and other charges | (2) | 31,954 | 27,307 | 9,545 |
| Income taxes | | 14,300 | 18,900 | 37,300 |
| Accounting changes, net of tax | (3) | – | 250,406 | 599 |
| Net income (loss) | | 18,130 | (211,908) | 53,288 |
| ***Financial Position*** | | | | |
| Net working capital | | $ 428,332 | $ 375,284 | $ 386,711 |
| Inventories | | 392,255 | 345,076 | 373,221 |
| Property, plant and equipment, net | | 493,373 | 435,116 | 472,874 |
| Total assets | | 1,779,092 | 1,523,611 | 1,825,442 |
| Long-term debt, including capital leases | | 514,842 | 387,887 | 582,585 |
| Total debt, including capital leases and notes payable | | 525,687 | 411,367 | 607,115 |
| Total shareowners' equity | (4) | 721,577 | 713,962 | 796,769 |
| ***Per Share Data*** | | | | |
| Basic earnings (loss) | | $ 0.52 | $ (6.80) | $ 1.74 |
| Diluted earnings (loss) | | 0.51 | (6.70) | 1.73 |
| Dividends | | 0.68 | 0.68 | 0.68 |
| Book value (at June 30) | | 20.34 | 20.51 | 25.84 |
| Market price (at June 30) | | 33.84 | 36.60 | 36.90 |
| ***Other Data*** | | | | |
| Capital expenditures | | $ 49,413 | $ 44,040 | $ 59,929 |
| Number of employees (at June 30) | | 13,970 | 11,660 | 12,570 |
| Average sales per employee | (1) | $ 131 | $ 131 | $ 139 |
| Basic weighted average shares outstanding (000) | (4) | 35,202 | 31,169 | 30,560 |
| Diluted weighted average shares outstanding (000) | (4) | 35,479 | 31,627 | 30,749 |
| ***Key Ratios*** | | | | |
| Sales growth | (1) | 11.1% | (12.4)% | (3.1)% |
| Gross profit margin | (1) | 32.3 | 32.3 | 34.1 |
| Operating profit margin | (1) | 3.9 | 5.8 | 8.7 |

Selected Financial Data *(continued)*

| | 2000 | 1999 |
|---|---|---|
| ***Operating Results*** | | |
| Sales | $1,866,578 | $1,914,961 |
| Cost of goods sold | 1,228,685 | 1,272,090 |
| Operating expense | 434,136 | 455,903 |
| Interest expense | 55,079 | 68,594 |
| Restructuring, asset impairment and other special charges | 18,526 | 13,937 |
| Income taxes | 43,700 | 32,900 |
| Accounting changes, net of tax | – | – |
| Net income (loss) | 51,710 | 39,116 |
| ***Financial Position*** | | |
| Net working capital | $ 397,403 | $ 373,582 |
| Inventories | 410,885 | 434,462 |
| Property, plant and equipment, net | 498,784 | 539,800 |
| Total assets | 1,941,121 | 2,000,480 |
| Long-term debt, including capital leases | 637,686 | 717,852 |
| Total debt, including capital leases and notes payable | 699,242 | 861,291 |
| Total shareowners' equity | 780,254 | 745,131 |
| ***Per Share Data*** | | |
| Basic earnings (loss) | $ 1.71 | $ 1.31 |
| Diluted earnings (loss) | 1.70 | 1.31 |
| Dividends | 0.68 | 0.68 |
| Book value (at June 30) | 25.56 | 24.78 |
| Market price (at June 30) | 21.44 | 31.00 |
| ***Other Data*** | | |
| Capital expenditures | $ 50,663 | $ 94,993 |
| Number of employees (at June 30) | 13,210 | 13,640 |
| Average sales per employee | $ 140 | $ 137 |
| Basic weighted average shares outstanding (000) | 30,263 | 29,917 |
| Diluted weighted average shares outstanding (000) | 30,364 | 29,960 |
| ***Key Ratios*** | | |
| Sales growth | (2.5)% | 13.5% |
| Gross profit margin | 34.2 | 33.6 |
| Operating profit margin | 8.5 | 7.7 |

Notes

[1] Amounts and percentages for 2000, 1999, 1998 and 1997 were adjusted to reclassify shipping and handling fees to net sales and shipping and handling costs to cost of goods sold as required by Emerging Issues Task Force 00-10, "Accounting for Shipping and Handling Fees and Costs." It was not practicable to restate periods prior to 1997.

[2] *In 2003, restructuring, asset impairment and other charges related to the 2003 Workforce Restructuring Program, Kennametal Integration Restructuring Program, Electronics impairment and the 2003 Facility Consolidation Program.*

In 2002, restructuring, asset impairment and other charges related primarily to the MSSG facility rationalizations and employee severance, J&L business improvement program, electronics facility rationalization and FSS business improvement program and other operational improvement programs.

In 2001, restructuring, asset impairment and other charges related primarily to the J&L business improvement program, core business resize program and FSS business improvement program and other operational improvement programs.

In 2000, restructuring, asset impairment and other charges are associated with strategic alternatives and operational improvement programs.

In 1999, restructuring, asset impairment and other charges are associated with charges related to operational improvement programs.

In 1996, restructuring, asset impairment and other charges were related to the relocation of the North America Metalworking Headquarters from Raleigh, N.C. to Latrobe, Pa., and to close a manufacturing facility.

In 1994, restructuring, asset impairment and other charges included integration costs associated with the acquisition of Hertel AG in 1994.

| 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|
| $1,687,516 | $1,160,452 | $1,079,963 | $983,873 | $802,513 | $598,496 |
| 1,057,089 | 713,182 | 625,473 | 560,867 | 472,533 | 352,773 |
| 419,182 | 317,315 | 328,377 | 293,868 | 263,300 | 200,912 |
| 59,536 | 10,393 | 11,296 | 12,793 | 13,811 | 9,549 |
| – | – | 2,666 | – | 24,749 | – |
| 53,900 | 44,900 | 43,900 | 45,000 | 15,500 | 14,000 |
| – | – | – | – | 15,003 | – |
| 71,197 | 72,032 | 69,732 | 68,294 | (4,088) | 20,094 |
| $ 447,992 | $ 175,877 | $ 217,651 | $184,072 | $130,777 | $120,877 |
| 436,472 | 210,111 | 204,934 | 200,680 | 158,179 | 115,230 |
| 525,927 | 300,386 | 267,107 | 260,342 | 243,098 | 192,305 |
| 2,091,520 | 851,243 | 799,491 | 781,609 | 697,532 | 448,263 |
| 840,932 | 40,445 | 56,059 | 78,700 | 90,178 | 87,891 |
| 967,667 | 174,464 | 131,151 | 149,730 | 147,295 | 110,628 |
| 735,460 | 459,608 | 438,949 | 391,885 | 322,836 | 255,141 |
| $ 2.61 | $ 2.71 | $ 2.62 | $ 2.58 | $ (0.17) | $ 0.93 |
| 2.58 | 2.69 | 2.60 | 2.56 | (0.17) | 0.92 |
| 0.68 | 0.66 | 0.60 | 0.60 | 0.58 | 0.58 |
| 24.66 | 17.61 | 16.44 | 14.75 | 12.25 | 11.64 |
| 41.75 | 43.00 | 34.00 | 34.50 | 24.63 | 16.75 |
| $ 104,774 | $ 73,779 | $ 57,556 | $ 43,371 | $ 27,313 | $ 23,099 |
| 14,380 | 7,550 | 7,260 | 7,030 | 6,600 | 4,850 |
| $ 153 | $ 159 | $ 152 | $ 146 | $ 125 | $ 122 |
| 27,263 | 26,575 | 26,635 | 26,486 | 24,304 | 21,712 |
| 27,567 | 26,786 | 26,825 | 26,640 | 24,449 | 21,753 |
| 45.4% | 7.5% | 9.8% | 22.6% | 34.1% | 0.7% |
| 37.4 | 38.5 | 42.1 | 43.0 | 41.1 | 41.1 |
| 11.6 | 10.9 | 11.3 | 12.9 | 4.7 | 7.2 |

[3] Accounting changes in 2002 reflect the non-cash charge related to goodwill impairment recorded as a result of the adoption of SFAS No. 142. In 2001, this charge reflects the change in the method of accounting for derivative financial instruments (SFAS No. 133) and in 1994, the changes in the methods of accounting for postretirement health care and life insurance benefits (SFAS No. 106) and income taxes (SFAS No. 109) are reflected.

[4] During 2002 and 1998, we issued 3.5 million and 3.45 million shares of capital stock for net proceeds of $120.6 million and $171.4 million, respectively.

## ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

***Results of Operations*** The following discussion should be read in connection with the consolidated financial statements of Kennametal Inc. and the related footnotes. Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. Additionally, when used in this annual report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

***Business Overview*** We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

***Sales*** Sales of $1,759.0 million in 2003 increased 11.1 percent, versus $1,583.7 million last year. The increase in sales is attributed to the positive benefit of $163.9 million from the Widia acquisition and the favorable foreign currency effects of $68.9 million. Additionally, Metalworking South America, a component of MSSG, showed continued growth with a $8.3 million increase in revenue. For Industrial Products Group (IPG), which is a component of MSSG, revenue increased $10.6 million due to market share gains made in the high-speed steel business. This was offset by the sale of Strong Tool which comprised $25.9 million of 2002 revenue. After taking these factors into consideration, the significant components of the remaining change was attributed to a decline in sales in Metalworking North America, which is a component of MSSG, of $10.0 million; Metalworking Europe, which is a component of MSSG, of $5.5 million; Energy, which is a component of AMSG, of $8.5 million; J&L of $6.0 million and FSS of $32.6 million. The decline in sales in North America and Europe is due to overall weak market conditions that were experienced throughout 2003. The decline in FSS sales is due to the loss of sales associated with the discontinuance of certain customer relationships.

Sales of $1,583.7 million in 2002 decreased 12.4 percent compared to sales of $1,807.9 million in 2001. The decline in sales is attributed to unfavorable foreign currency effects of $14.3 million and $10.7 million related to the decrease in revenue year-over-year due to the sale of Strong Tool. Lower sales in North America, due to overall weak market conditions, contributed to the remaining decline in sales.

***Gross Profit Margin*** In 2003 our gross profit margin remained flat at 32.3 percent. The gross margin was negatively impacted by lower Widia margins which decreased margins by $5.5 million, a decrease in domestic pension income of $4.2 million, unfavorable product mix and pricing pressures. This was offset by a positive benefit from foreign exchange of $31.6 million, favorable raw material prices and lean manufacturing efficiencies. The 2003 gross margin includes charges associated with the Widia integration of $2.2 million. The 2002 gross margin includes inventory abandonment charges of $2.7 million associated with facility closures in 2002.

The gross profit margin for 2002 was 32.3 percent, down from 34.1 percent in 2001. The decrease was due primarily to underutilized capacity and unfavorable manufacturing variances associated with the lower sales volume. Additionally, unfavorable product mix contributed to the lower margins. These unfavorable items were partially offset by efficiencies derived from our lean initiatives. Gross margins for 2002 and 2001 included $2.7 million and $3.6 million, respectively, of inventory abandonment charges primarily associated with facility closures in 2002 and the rationalization of certain product lines discontinued as part of a program to streamline and optimize the product offering of J&L in 2001.

***Operating Expense*** Operating expense of $464.9 million in 2003 was $75.5 million or 19.4 percent higher than the operating expense level in 2002 of $389.4 million. The increase in operating expenses is associated with the Widia acquisition, $20.1 million of unfavorable foreign currency effects, a decrease in domestic pension income of $4.5 million and reinstatement of salary increases and the company match on 401(k) contributions. These amounts were offset, in part, by the Strong Tool divestiture which comprised $5.1 million of the 2002 operating expense. Operating expenses included charges of $5.5 million in 2003 related to the Widia integration.

In 2002, operating expense declined to $389.4 million from $425.6 million in 2001. Ongoing cost-cutting and lean initiatives, combined with several short-term savings actions, including the curtailment of salary increases and the company match on 401(k) contributions, mitigated the impact of reduced sales. Although overall operating expense declined, our spending on growth programs and research and development was sustained.

***Restructuring and Asset Impairment Charges*** *Impairment* In June 2003, we completed an assessment of the carrying value of certain long-lived assets in the Electronics business, a component of AMSG. As a result of this assessment, we recorded a pre-tax charge of $16.1 million ($15.3 million after tax) as a component of restructuring and asset impairment charges. The charge is a result of price declines caused by persistent global over-capacity and low-cost Asian competition. The fixed asset impairment charge reduced the book value of the Electronics business' assets to $2.6 million. This remaining value was determined based on cash flow and estimated realizable value of the assets.

*2003 Facility Consolidation Program* In June 2003, we approved a facility consolidation program. This program is expected to have restructuring charges of approximately $2.5 million and is anticipated to generate in excess of $1.5 million in cash savings annually. The plan includes the closure of two regional operating centers and the Framingham manufacturing facility and a workforce reduction. In conjunction with the program, we recorded an asset write-down related to fixed assets that will be disposed of as a result of the restructuring program. All actions pertain to the MSSG segment. All costs associated with the restructuring program are expected to be incurred and paid by December 31, 2003, except certain lease costs which may extend to June 2004.

| (in thousands) | Accrual at June 30, 2002 | Expense | Asset Write-down | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Employee severance | $ – | $ 1,188 | $ – | $ – | $ 1,188 |
| Facility rationalization | – | 460 | (316) | – | 144 |
| Total | $ – | $ 1,648 | $ (316) | $ – | $ 1,332 |

*2003 Workforce Restructuring Program* In October 2002, we announced a global salaried workforce reduction of approximately five percent. The reduction as announced was expected to cost between $9 million and $10 million. The expected cost was revised to $8.0 million as the plan was substantially completed as of June 30, 2003. As previously announced, the plan generated in excess of $10 million in cash savings during fiscal 2003. The program resulted in $2.8 million of charges for the MSSG segment, $2.6 million for AMSG, $1.3 million for J&L, $0.1 million for FSS and $1.2 million for Corporate. The components of the restructuring accrual at June 30, 2003 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Employee severance | $ – | $ 8,345 | $ (434) | $ (6,076) | $ 1,835 |
| Total | $ – | $ 8,345 | $ (434) | $ (6,076) | $ 1,835 |

The restructuring accrual at June 30, 2003 represents expected future cash payments for these obligations over the next six months. The expense adjustments represent revisions in the original cost estimates related to this plan.

*Widia Integration* In addition to the 2003 Workforce Restructuring Program, we have implemented two Widia acquisition-related integration programs (Kennametal Integration Restructuring Program and the Widia Integration Plan) which together are expected to result in a global headcount reduction of between 650 and 700 positions. The integration plan is expected to result in annual cost savings of $30 million annually. We have substantially completed the integration plan and, as of June 30, have closed six sales offices, two manufacturing facilities and closed or consolidated four warehouses. As of June 30, 2003 we have terminated approximately 545 employees in Europe and India and expect the remaining workforce reduction to be within our original estimates. We expect the completion of all integration activities in the second quarter of 2004.

*Kennametal Integration Restructuring Program* This program includes employee severance costs associated with existing Kennametal facilities.

The components of the restructuring accrual at June 30, 2003 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|
| Employee severance | $ – | $ 6,956 | $ (3,316) | $ 3,640 |
| Total | $ – | $ 6,956 | $ (3,316) | $ 3,640 |

*Widia Integration Plan* In connection with the acquisition, we have established a Widia integration plan to develop centers of excellence in functional areas and enable long-term growth and competitive advantages. Costs that are incurred under this plan will be accounted for under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." As a result, these costs have been recorded as part of the Widia purchase price allocation.

| (in thousands) | Accrual at June 30, 2002 | Adjustment to Goodwill | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|
| Facility rationalizations | $ – | $ 4,678 | $ (3,321) | $ 1,357 |
| Employee severance | – | 19,783 | (4,849) | 14,934 |
| Terminated contracts | – | 1,401 | (938) | 463 |
| Total | $ – | $ 25,862 | $ (9,108) | $ 16,754 |

***Widia Restructuring*** In connection with our acquisition of Widia, we assumed $2.4 million of restructuring accruals related to restructuring programs initiated by Widia prior to the acquisition date. These programs, initiated in December 2001, relate to the severance of 156 European employees in both production and administration. The accrual balance at June 30, 2003 of $0.2 million represents a decrease of $2.2 million related to cash payments made during the period since acquisition.

***2002 AMSG and MSSG Restructuring*** In November 2001, we announced a restructuring program whereby we recognized special charges of $18 million. This was done in response to continued steep declines in the end market demand in the Electronics and Industrial Products Group businesses. All initiatives under this program have been implemented and completed.

These costs are related to the closing and consolidation of the AMSG electronics facility in Chicago, Ill., and MSSG Industrial Products Group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The components of the charges and the accrual at June 30, 2003 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Facility rationalizations | $ 2,977 | $ 15 | $ (511) | $ (2,180) | $ 301 |
| Employee severance | 1,220 | 110 | (2) | (1,229) | 99 |
| Total | $ 4,197 | $ 125 | $ (513) | $ (3,409) | $ 400 |

The restructuring accrual at June 30, 2003 represents future cash payments for these obligations, of which the majority are expected to occur over the next six months. The expense adjustments represent revisions in the original cost estimates related to this plan.

***2002 and 2001 J&L and FSS Business Improvement Program*** In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including certain German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. In the FSS segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals. Total charges related to this plan were $19 million which are consistent with our original estimate of $15 to $20 million. During the third quarter of 2003, we completed the 2001 J&L and FSS Business Improvement Programs and have incurred cash payments of $1.2 million, $3.2 million and $4.4 million related to this program in 2003, 2002 and 2001, respectively.

*2001 Core-Business Resize Program* In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge in 2001 of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under this program have been implemented and the program has been completed. Cash expenditures were $0.3 million, $1.9 million and $2.2 million in 2003, 2002 and 2001, respectively.

***Amortization of Intangibles*** The provision for amortization expense was $4.2 million in 2003 compared with $2.8 million in 2002. The increase in amortization expense of $1.4 million or 48.5 percent, is attributed to the Widia acquisition, which was completed on August 30, 2002. As a result of the acquisition, we have recorded $27.2 million of identifiable intangible assets of which $6.4 million has a definite life and therefore will be amortized over its remaining useful life.

The provision for amortization expense was $2.8 million in 2002 compared with $24.1 million in 2001. The decrease was primarily the result of ceasing amortization of goodwill in 2002 under the provisions of SFAS 142, "Goodwill and Other Intangible Assets," which was adopted on July 1, 2001.

***Interest Expense*** Interest expense was $36.2 million in 2003 compared with $32.6 million in 2002. This increase in interest expense is due to the greater average level of borrowings to fund the Widia acquisition. Total debt and capital leases has increased from $404.4 million in 2002 to $517.8 million in 2003. Our average domestic borrowing rate was 5.36 percent in 2003 compared to 4.91 percent in 2002. The increase in average borrowing rate is a result of the issuance of Senior Unsecured Notes and the related interest rate swaps. Interest expense for 2003 and 2002 included $0.5 million and $0.3 million, respectively, related to the write-down of the remaining deferred financing fees. The write-down of financing fees in 2003 was a result of our decision to reduce the size of our 2002 Credit Agreement from $650 million to $500 million. The write-down in 2002 related to deferred financing fees from the Bank Credit Agreement entered into in 1998 (Bank Credit Agreement) that was replaced in June 2002 with the 2002 Credit Agreement.

Interest expense for 2002 was $32.6 million compared with $50.4 million in 2001. The decrease was due to debt reduction and lower average borrowing rates. Overall debt levels declined to $404.4 million at June 30, 2002 from $584.6 million in 2001. Our average domestic borrowing rate of 4.91 percent in 2002 was 202 basis points below 2001 due to Federal Reserve rate cuts and improved pricing under the Bank Credit Agreement.

***Other (Income) Expense, Net*** In 2003, other income, net increased by $2.2 million to $2.5 million compared with $0.4 million in 2002. The prior year income of $0.4 million includes the negative impact of the loss on divestiture of Strong Tool of $3.5 million. Included in other income, net for 2003 were $1.9 million in fees associated with the account receivable securitization program, which decreased $0.6 million from the $2.5 million recorded in 2002. The decline in account receivable securitization fees is attributable to lower interest rates in the commercial paper market. Additionally, interest income has increased from $1.5 million in 2002 to $2.8 million in 2003. The benefits associated with the securitization program and increased interest income were offset by foreign exchange losses, which increased $2.8 million during the current year from income of $1.8 million in 2002 to expense of $1.0 million in 2003.

In 2002, other income, net increased by $12.1 million to $0.4 million, compared to other expense, net of $11.7 million in 2001. These amounts include losses of $3.5 million associated with our divestiture of Strong Tool Company and $5.8 million associated with our divestiture of ATS Industrial Supply, Inc. (ATS) in 2002 and 2001, respectively. Account receivable securitization fees were reduced by $3.2 million during 2002 due to a significant decline in commercial paper rates which are the basis for determining the fees. Additionally, during 2002 foreign exchange gains increased by $4.0 million resulting from contracts entered to hedge against cross-border cash flows.

***Income Taxes*** The effective tax rate for 2003 was 41.7 percent compared to an effective rate of 32.0 percent for 2002. The 2003 effective rate included an 11.7 percentage point negative impact related to the impairment charge for our Electronics business unit. Partially offsetting this was a 9.7 percentage point favorable impact related to the utilization of capital losses that were previously reserved. Also included in our effective rate is the net impact of our European tax planning initiatives offset by losses from our foreign subsidiaries for which no tax benefit has been provided.

The effective tax rate in 2002 was 32.0 percent compared to the effective rate of 39.5 percent in 2001. The significant decrease in the effective tax rate was due to the effects of the elimination of non-deductible goodwill expense due to the adoption of SFAS 142, as well as European tax planning.

***Changes in Accounting Principles*** We adopted SFAS No. 142, effective July 1, 2001, which established new accounting and reporting requirements for goodwill and other intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Material amounts of recorded goodwill attributable to each of our reporting units in 2002 were tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash charge in 2002, net of tax, of $250.4 million, specific to the Electronics (AMSG segment—$82.1 million) and the IPG (MSSG segment—$168.3 million) businesses, which were acquired in 1998 as part of the acquisition of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001.

***Net Income*** We reported net income of $18.1 million for 2003 compared with net loss of $211.9 million in 2002. Net income in the current year included a $15.3 million after-tax charge associated with the Electronics impairment. The net loss reported in 2002 was due largely to the goodwill impairment charges, which was $250.4 million. The increase in net income, in the current year, is due to a reduction in impairment charges from $250.4 million in 2002 to $15.3 million in 2003, offset by an increase in operating expense related to the Widia integration, a $3.5 million increase in interest expense and a 9.7 percentage point increase in the effective tax rate.

Due largely to the goodwill impairment charge, we recorded a net loss in 2002 of $211.9 million, compared to net income of $53.3 million in 2001. Additionally, in 2002 earnings declined due to lower sales levels and margins, partially offset by lower operating and interest expense, and a decline in our effective tax rate. Outside of the goodwill impairment charge, other restructuring and asset impairment charges of $27.3 million in 2002 related primarily to the MSSG and AMSG restructuring initiated in 2002 and additional costs associated with restructuring actions made in the J&L business improvement program that was started in 2001. Included in net income for 2001 was $19.0 million of goodwill amortization, net of tax that was not included in 2002 due to the non-amortization provisions of SFAS No. 142.

***Business Segment Review*** Our operations are organized into four global business units consisting of MSSG, AMSG, J&L and FSS, and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

***Metalworking Solutions & Services Group*** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high speed steel or other hard materials. Other cutting tools include end mills, reamers and taps. We provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness. We also manufacture cutting tools, drill bits, saw blades and other tools for the consumer market which are marketed under private label and other proprietary brands.

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales | $1,123,175 | $897,157 | $999,813 |
| Intersegment sales | 107,486 | 116,467 | 111,780 |
| Operating income | 90,627 | 97,323 | 130,558 |

MSSG external sales increased by $226.0 million, or 25.2 percent, from 2002. The increase in MSSG external sales is primarily related to the acquisition of Widia which increased sales by $163.9 million and favorable foreign exchange effects of $57.3 million. The other significant components that affected the MSSG segment included North America, which had a decrease in external sales of $10.0 million, Europe, which had a $5.5 million decrease offset by a $8.3 million increase in South America and the Industrial Products Group which had a $10.6 million increase in sales.

Operating income declined from $97.3 million in 2002 to $90.6 million in 2003, representing a decrease of $6.7 million or 6.9 percent. The decrease in operating income is directly related to the dilutive effect of the Widia margins which decreased margins by $5.5 million and unfavorable product mix and pricing pressures. We continue to expect Widia to be accretive to MSSG margins during 2004 as the synergy benefits from our Widia Integration Program are realized. Included in operating income is $9.1 million and $10.2 million of restructuring costs for 2003 and 2002, respectively. The 2003 restructuring expense pertains to the 2003 Workforce Restructuring Program and 2003 Facility Consolidation Program. The restructuring expense has declined due to the completion of the 2002 AMSG and MSSG Restructuring Program. This reduction was offset, in part, by $6.5 million of Widia integration costs.

In 2002, external sales in the MSSG segment of $897.2 million declined 10 percent from $999.8 million in 2001. In the North America Metalworking Group, sales declined $45.5 million or 13 percent while Industrial Products Group sales declined $46.3 million or 19 percent. Due to depressed market conditions, sales of the North American operations contributed to nearly 90% of the overall segment decline. Additionally, unfavorable foreign exchange effects accounted for $11.6 million of the decrease in sales.

In 2002, operating income declined $33.2 million to $97.3 million, including $10.2 million of charges related to MSSG restructuring. Additionally, the lower sales levels contributed significantly to the reduced operating profit, partially offset by operating expense reductions and lean initiatives.

***Advanced Materials Solutions Group*** This segment's principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction and engineered applications including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products. In addition, we provide application specific component design services and on-site application support services.

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales | $ 319,223 | $ 307,668 | $ 352,933 |
| Intersegment sales | 29,137 | 24,167 | 28,167 |
| Operating income | 17,348 | 26,781 | 43,270 |

AMSG external sales for 2003 increased by $11.6 million, or 3.8 percent, from $307.7 million in 2002 to $319.2 million in 2003. The increase in external sales is attributed to favorable foreign exchange effects of $9.5 million; an increase in Engineered Products Group which increased $5.4 million,and the Carmet acquisition which contributed $4.3 million to sales. This was offset, in part, by a $8.5 million decline in Energy Products.

Operating income decreased from $26.8 million in 2002 to $17.3 million to 2003. Restructuring expense in 2003 was $4.4 million compared to the prior year of $8.0 million. Additionally, 2003 operating income includes integration costs associated with the Widia acquisition of $1.2 million, and the Electronics impairment charge of $16.1 million (pre-tax). Operating income benefited from manufacturing efficiencies, reduced restructuring costs, lower raw material costs and benefits derived from previously implemented restructuring programs.

AMSG external sales declined $45.3 million or 12.8 percent from $352.9 million in 2001 to $307.7 million in 2002. Unfavorable foreign exchange effects accounted for $2.3 million of the decline. A continued weak demand in the Electronics business due to a depressed market accounted for 64 percent of the overall sales decline of this segment. Additionally, lower sales in Energy and the Engineered Products Group contributed 25 and 11 percent, respectively, to the overall sales decline due primarily to declining rig counts and lower levels of industrial activity.

*Operating income declined by $16.5 million from $43.3 million in 2001 to $26.8 million in 2002. A portion of* the decrease is attributed to restructuring charges which increased from $0.9 million in 2001 to $8.0 million in 2002. The remainder of the decline was due to lower gross profit due to under-utilization of capacity caused by the volume declines which was partially offset by operating expense reductions.

***J&L Industrial Supply*** In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sales flyers, telemarketing, the Internet and field sales. J&L distributes a broad range of metalcutting tools, abrasives, drills, machine tool accessories, precision measuring tools, gages, hand tools and other supplies used in metalcutting operations.

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales | $ 196,170 | $ 226,010 | $ 296,264 |
| Intersegment sales | 1,989 | 2,083 | 3,823 |
| Operating income (loss) | 6,140 | (681) | 3,689 |

External sales in this *segment have decreased by $29.8 million, or* 13.2 *percent, from* $226.0 *million in 2002* to $196.2 million in 2003. The decrease in sales is due to the sale of Strong Tool Company which comprised $25.9 million in sales in 2002 and due to slower sales in automotive and aerospace markets offset, in part, by favorable foreign exchange of $2.0 million.

Operating income increased by $6.8 million from a loss of $0.7 million in 2002 to income of $6.1 million in 2003. The increase is due to restructuring expense declining from $10.1 million in 2002 to $1.2 million in 2003.

In 2002, external sales in this segment declined $70.3 million or 24 percent from 2001, including eight percent due to the ATS and Strong Tool Company divestitures. The remainder of the decline is due to weak demand in the broad U.S. industrial market. The decline occurred primarily due to the reduction in sales despite reduced operating expense as a result of the initiatives related to the business improvement plan implemented in both 2002 and 2001.

Operating income in 2002 and 2001 included $10.1 million and $8.0 million, respectively, associated with the business improvement program begun in 2001. Additionally, 2001 included $2.1 million related to the tender offer to acquire the minority shares of JLK.

***Full Service Supply*** In the FSS segment, we provide metalworking consumables and related products to large- and medium-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales | $ 120,389 | $ 152,907 | $ 158,886 |
| Intersegment sales | 3,134 | 2,747 | 5,278 |
| Operating income | (56) | 2,014 | 7,541 |

FSS external sales for 2003 declined by $32.5 million, or 21.3 percent, from $152.9 million in 2002 to $120.4 million *in 2003. The decline in sales is due to the discontinuance of certain customer relationships.*

FSS had an operating loss for 2003 which is a $2.1 million decline from 2002. The operating loss is due to the inability of the reduced volume to cover fixed costs. We are addressing this issue through right-sizing efforts and through a continuous program to reduce operating expenses. New business and marketing programs have been developed to offset the lost sales. At the end of 2003 and during the first quarter of 2004, we have obtained new customers that have an annualized sales value in excess of the revenue associated with the customers lost during the current year.

FSS external sales for 2002 declined four percent, or $6.0 million, compared to 2001 due primarily to the weakening in the North American industrial market. Operating income of $2.0 million in 2002, declined $5.5 million compared to 2001. The decline is due to lower sales levels coupled with slightly lower gross margins due to a higher percentage of sales in the automotive sector.

***Liquidity and Capital Resources*** Our cash flow from operations is the primary source of financing for capital expenditures and internal growth. The most significant risks associated with our ability to generate sufficient cash flow from operations is the overall level of demand for our products. However, we believe we can adequately control costs and manage our working capital to meet our cash flow needs, despite changes in the economic cycle. In June 2002, we entered into a three-year, multi-currency, $650 million revolving bank credit facility with a group of financial institutions (2002 Credit Agreement). Following a review of anticipated borrowing requirements, in June 2003, we notified the administrative agent of our decision to permanently reduce the 2002 Credit Agreement from $650 million to $500 million resulting in lower facility fees for the remaining two years of the agreement. This resulted in a write-down of a portion of deferred financing fees of $0.5 million. The 2002 Credit Agreement replaced the previous Bank Credit Agreement, Euro Credit Agreement and the Yen Credit Facility. The 2002 Credit Agreement allows for borrowings in U.S. dollars, Euro, Canadian dollars, Pound Sterling or Japanese Yen. The 2002 Credit Agreement contains various covenants with which we must be in compliance, including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2003 and 2002, outstanding borrowings under this agreement were $181.2 and $81.5 million, respectively. As of June 30, 2003, $75.0 million of the borrowings were denominated in U.S. dollars, $92.2 million were denominated in Euro and $14.0 million were denominated in Yen. We had the ability to borrow under this agreement or otherwise have additional debt of up to $108.7 and $262.5 million as of June 30, 2003 and 2002, respectively, and be in compliance with the maximum leverage ratio financial covenant. The $262.5 million of available debt at the end of June 30, 2002 did not reflect the $165.2 million of net borrowings incurred to fund the Widia acquisition. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement). At June 30, 2003 and 2002, we were in compliance with all debt covenants.

Additionally, we generally obtain local financing through credit lines with commercial banks in the various countries in which we operate. At June 30, 2003, these borrowings amounted to $7.9 million for notes payable and $10.2 million for term debt and capital leases. We believe that cash flow from operations and the availability under our credit lines will be sufficient to meet our cash requirements over the next 12 months.

Based upon our debt structure at June 30, 2003 and 2002, 69 and 54 percent, respectively, of our debt was exposed to floating rates of interest, which is consistent with our target range for floating versus fixed interest rate debt. We periodically review the target range and the strategies designed to maintain the mix of floating to fixed interest rate debt within that range. In the future, we may decide to adjust the target range or the strategies to achieve it.

Following is a summary of our contractual obligations and other commercial commitments as of June 30, 2003 (in thousands):

| Contractual Obligations | 2004 | 2005 | 2006 | 2007 and thereafter | Total |
|---|---|---|---|---|---|
| ***Cash commitments*** | | | | | |
| Long-term debt | $ 311 | $ 353 | $ 181,556 | $ 323,581 | $ 505,801 |
| Notes payable | 7,938 | – | – | – | 7,938 |
| Capital leases | 2,596 | 2,174 | 3,322 | 3,856 | 11,948 |
| Operating leases | 18,305 | 14,867 | 10,357 | 40,379 | 83,908 |
| Total | $ 29,150 | $ 17,394 | $ 195,235 | $ 367,816 | $ 609,595 |

| | | Amount of Committed Expiration Per Period | | | |
|---|---|---|---|---|---|
| Other Commercial Commitments | Total Amount Committed | Less than 1 Year | 1–3 Years | 4–5 Years | Over 5 Years |
| Standby letters of credit | $ 12,293 | $ 10,293 | $ 2,000 | $ – | $ – |
| Guarantees | 7,089 | 6,138 | 636 | – | 315 |
| Total commercial commitments | $ 19,382 | $ 16,431 | $ 2,636 | $ – | $ 315 |

The standby letters of credit are related to insurance and other activities.

During 2003, we generated $181.5 million in cash from operations, compared to $162.4 million in 2002. The $181.5 million was driven by operating performance including $11.5 million, derived from accounts receivable, $38.2 million from inventory and $10.6 million from tax refunds. This was offset, in part, by a decrease in other accrued liabilities of $11.6 million. The increase in operating cash flow in 2003 is primarily related to cash generated from reductions in working capital.

Net cash used for investing activities was $219.4 million in 2003, an increase of $176.1 million compared to $43.3 million used in 2002. The increase in cash used for investing activities is primarily due to the net cash paid for Widia of $166.1 million and purchase of subsidiary stock which increased $5.8 million. Additionally, capital expenditures increased by $5.4 million from $44.0 million to $49.4 million. We believe the level of capital spending in 2003 was sufficient to enhance productivity and make necessary improvements to remain competitive.

Net cash flow provided by financing activities was $37.5 million in 2003, compared to cash flow used of $125.5 million in 2002. The increase of $163.0 million is due primarily to the incremental borrowings required to finance the Widia acquisition and $15.5 million received from the termination of the fair value interest rate swaps. This was partially offset by debt repayments, lower purchases of treasury stock and increased cash payments for dividends due to additional shares being issued in June 2002.

During 2002, we generated $162.4 million in cash from operations, compared to $197.8 million in 2001. Lower income from operations and depreciation and amortization charges were partially offset by a net reduction in working capital. The continued reduction of working capital reflects our initiatives to generate strong cash flow. Both receivables and inventories were reduced when compared to the prior year as a result of the above initiatives and the lower sales levels experienced in 2002.

Net cash used for investing activities was $43.3 million in 2002. Compared to the prior year, net cash used for investing activities declined by $59.2 million primarily due to a reduction in the repurchase of minority interests of $46.3 million from 2001 and decreased capital spending of $15.9 million in 2002.

Net cash flow used for financing activities was $125.5 million in 2002, compared to $102.5 million in 2001. This increase of $23.1 million was due primarily to higher debt repayments including the repayment of the borrowings under the Bank Credit Agreement and the Euro Credit Agreement, partially offset by $120.6 million in proceeds from the June 2002 stock offering.

On June 19, 2002, we issued $300.0 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing costs. Additionally, on June 19, 2002, we issued 3.5 million shares of our capital stock at a price of $36 per share. Net of issuance costs, this offering yielded proceeds of $120.6 million. Proceeds from these offerings were utilized to repay senior bank indebtedness.

During 2003, we did not purchase any shares of our outstanding capital stock. In 2002, we continued our program to repurchase, from time to time, up to a total of 1,600,000 shares of our outstanding capital stock for investment or other general corporate purposes under the repurchase program announced on January 31, 1997. We completed the program announced in 1997 and the Board of Directors authorized the repurchase of up to a total of 2,000,000 additional shares of our outstanding capital stock. During 2002, we purchased 375,000 shares of our capital stock at a total cost of $12.4 million bringing the total number of shares purchased under the authority of both programs to 1,755,900 shares. The repurchases were financed principally by cash from operations and short-term borrowings. Repurchases may be made from time to time in the open market, in negotiated or other permissible transactions.

In December 2000, we entered into a EUR 212.0 million ($179.1 million at June 30, 2001 exchange rates) Euro-denominated revolving credit facility (Euro Credit Agreement) to partially hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the Bank Credit Agreement. To the extent the Bank Credit Agreement was fully repaid, these funds were available for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR 212.0 million under this facility to meet our obligation under the outstanding Euro-denominated forward exchange contracts. The proceeds from the Euro-denominated forward exchange contracts of $191.1 million were used to repay amounts borrowed under the Bank Credit Agreement. Subsequently, the availability under the Bank Credit

Agreement was permanently reduced from $900.0 million to $700.0 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This was recorded as a component of interest expense. The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the 2002 Credit Agreement.

***Off-Balance Sheet Arrangements*** Since 1999 we have had an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. We were permitted to securitize up to $100.0 million of accounts receivable under this agreement. In July 2003, we entered into a new securitization program (2003 Securitization Program) which also permitted us to securitize up to $100.0 million of accounts receivable. The 2003 Securitization Program provides for a co-purchase arrangement whereby two financial institutions participate in the purchase of our accounts receivables. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentration), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month.

The financial institution charges us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $1.9 million, $2.5 million and $5.7 million in 2003, 2002 and 2001, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2003 and 2002, we securitized accounts receivable of $99.3 million and $95.9 million, respectively, under this program.

The 2003 Securitization Program is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. The prior agreement expired on June 30, 2003 and was renewed to July 3, 2003, when the 2003 Securitization Program became effective. The 2003 Securitization Program is a three-year program, which contains certain provisions that require annual approval. Non-renewal or non-annual approval of this securitization program would result in our requirement to otherwise finance the amounts securitized. We anticipate that the risk of non-renewal or non-annual approval of this securitization program with the current providers or some other providers is very low. In the event of a decrease of our eligible accounts receivable or non-renewal or non-annual approval of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

Capital expenditures for 2004 are estimated to be $70 million and will be used primarily to support new strategic initiatives, new products and to upgrade machinery and equipment, almost all of which are discretionary.

***Financial Condition*** At June 30, 2003, total assets were $1,779.1 million, an increase of 16.8 percent from June 30, 2002 due predominantly to the acquisition of Widia which increased total assets by $327.7 million on August 30, 2002. Net working capital was $428.3 million, an increase of 14.1 percent from $375.3 million for 2002, due to the Widia acquisition and the impact of foreign exchange translation. In 2003, accounts receivable increased $56.5 million to $235.6 million; inventories also increased $47.2 million to $392.3 million compared to 2002. The increase in accounts receivable and inventory are directly related to the Widia acquisition. Inventory turnover was 3.2 in 2003 compared to 3.0 in 2002. Account receivable turnover increased from 8.2 in 2002 to 8.5 in 2003. The increase in account receivable and inventory turnover is a result of our continued focus on improving working capital and our successful integration of Widia.

Total debt (including capital lease obligations and notes payable) increased $114.3 million or 27.8 percent to $525.7 million in 2003. Higher debt was attributed primarily to the Widia acquisition which resulted in net borrowings of $165.2 million, the impact of changes in foreign exchange rates of approximately $40.0 million, fixed to floating rate swaps of $24.9 million and acquired debt from Widia of $4.6 million. This was offset by repayments of $123.7 million. The ratio of debt to equity was 42.1 percent at June 30, 2003 compared with 36.6 percent at June 30, 2002. The increase is related to additional borrowings to fund the Widia acquisition. Cash from operations and our debt capacity are expected to continue to be sufficient to fund capital expenditures, debt service obligations, share repurchases, dividend payments and operating requirements.

During 2003, our accrued pension obligation increased $71.4 million to $111.7 million. The significant increase in the pension obligation was due to approximately $40.0 million from the Widia acquisition and foreign exchange of $9.5 million. The remainder of the increase is due to a decrease in discount rates and expected returns on assets. Additionally during 2003, we recorded an additional minimum pension liability associated with our pension plans. This resulted in a charge to equity of $54.7 million, net of tax, which is reflected in accumulated other comprehensive loss.

***Acquisition and Divestitures*** On August 30, 2002, we purchased the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million ($185.3 million) subject to a purchase price adjustment. On February 12, 2003, Milacron Inc. and Kennametal signed a settlement agreement with respect to the calculation of the post-closing purchase price adjustment for the Widia acquisition pursuant to which Milacron paid Kennametal EUR 18.8 million ($20.1 million) in cash. The net cash purchase price of $167.1 million includes the actual purchase price of $185.3 million less the settlement of $20.1 million plus $6.2 million of direct acquisition costs ($1.1 million paid in fiscal year 2002 and $5.1 million paid during the twelve months ended June 30, 2003) less $4.3 million of acquired cash. We financed the acquisition with funds borrowed under the 2002 Credit Agreement. The acquisition of Widia improves our global competitiveness, strengthens our European position and represents a strong platform for increased penetration in Asia. Widia's operating results have been included in our consolidated results since August 30, 2002. In accordance with SFAS No. 141, "Business Combinations," we accounted for the acquisition using the purchase method of accounting. Accordingly, the preliminary purchase price allocations have been made based upon an estimated fair value of net assets acquired resulting in the recognition of approximately $53.0 million of goodwill and $27.2 million of other intangibles. Of the $27.2 million of identifiable intangible assets approximately $6.4 million have a definite life and therefore will be amortized over its remaining useful life. In accordance with SFAS No. 142 the goodwill will not be amortized but will instead be subject to an annual impairment test. All goodwill and intangible assets resulting from the acquisition will be included in the MSSG segment. The preliminary purchase price allocations are subject to adjustment and may be modified within one year from the acquisition. Subsequent changes are not expected to have a material effect on our consolidated financial position.

In April 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten carbide cutting tools and wear parts and is included in our AMSG segment.

In April 2001, we sold ATS, our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

In 2000, we engaged an investment bank to explore strategic alternatives regarding our 83 percent-owned subsidiary, JLK Direct Distribution Inc. (JLK), including a possible divestiture. At that time, we believed a divestiture might enhance growth prospects for both ourselves and JLK by allowing each company to focus on its core competencies. We completed a thorough and disciplined process of evaluating strategic alternatives and on May 2, 2000, decided to terminate consideration of a possible divestiture at that time. We incurred and expensed $0.8 million in costs associated with this evaluation in 2000.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to initiate a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired the minority shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including a special committee comprised of independent directors of the JLK Board.

We continue to evaluate new opportunities that allow for the expansion of existing product lines into new market areas, either directly or indirectly through joint ventures, where appropriate.

***Environmental Matters*** We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which was recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2003, we have an accrual of $2.8 million recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2003, the total of these accruals was $1.3 million and represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million have been made against this reserve during the year.

During the due diligence phase of the Widia acquisition, we identified certain environmental exposures with Widia manufacturing locations in Europe and India. The purchase price paid reflected our estimate of this exposure. As a result of the Widia acquisition, we have established an environmental reserve of $6.2 million which is consistent with our expectations determined during the due diligence process. This reserve will be used for environmental clean-up and remediation activities at several Widia manufacturing locations. This liability represents our best estimate of the future obligation based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. This liability has been recorded as part of the Widia acquisition and has not been reflected in our operating results.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

***Effects of Inflation*** Despite modest inflation in recent years, rising costs continue to affect our operations throughout the world. We strive to minimize the effects of inflation through cost containment, productivity improvements and price increases under highly competitive conditions.

***Discussion of Critical Accounting Policies*** In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develops estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements. Our significant accounting policies are described in Note 2 of our consolidated financial statements. We believe that the following discussion addresses our critical accounting policies.

*Accounting for Contingencies* We accrue for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require our exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimating the amount of probable loss. The significant contingencies affecting our financial statements include accounts and notes receivable collectibility, inventory valuation, environmental health and safety matters, pending litigation and the realization of deferred tax assets.

*Long-Lived Assets* As required under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of property, plant and equipment and intangible assets other than goodwill that are amortized whenever events or changes in circumstances indicate the carrying amount of any such assets may not be fully recoverable. Changes in circumstances include technological advances, changes in our business model, capital structure, economic conditions or operating performance. Our evaluation is based upon, among other things, our assumptions about the estimated future undiscounted cash flows these assets are expected to generate. When the sum of the undiscounted cash flows is less than the carrying value, we will recognize an impairment loss. We continually apply our best judgment when performing these evaluations to determine the timing of the testing, the undiscounted cash flows used to assess recoverability and the fair value of the asset.

In conjunction with the Widia acquisition, we reviewed the estimated lives currently being used for existing Kennametal assets, and have determined that the current useful lives should be extended to more appropriately match the life of the asset. Starting July 1, 2003, we have extended our useful lives of machinery and equipment from a maximum life of 10 years to 15 years. We expect this change to result in an annual benefit of approximately $17 million.

*Goodwill and Other Intangible Assets* We evaluate the recoverability of the goodwill and other intangibles of each of our reporting units as required under SFAS No. 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based upon historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

*Pension and Other Postretirement and Postemployment Benefits* We sponsor these types of benefit plans for a majority of our employees and retirees. We account for these plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Accounting for the cost of these plans requires the estimation of the cost of the benefits to be provided well into the future and attributing that cost over the expected work life of employees participating in these plans. This estimation requires our judgment about the discount rate used to determine these obligations, expected return on plan assets, rate of future compensation increases, rate of future health care costs, withdrawal and mortality rates and participant retirement age. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans.

Due to the changes in assumptions and return on plan assets, we expect our pension and supplemental early executive retirement income to decrease from $1.0 million in 2003 to expense of $13.3 million in 2004.

*Restructuring Activities* We accrue the cost of our restructuring activities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." We exercise our judgment in estimating the total costs of each of these activities. As we implement these activities, the actual costs may differ from the estimated costs due to changes in the facts and circumstances that were not foreseen at the time of our initial cost accrual.

*Allowance for Doubtful Accounts* We record allowances for estimated losses resulting from the liability of our customers to make required payments. We assess the credit worthiness of our customers based on multiple sources of information and analyze such factors as our historical bad debt experiences, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. This assessment requires significant judgment. If the financial condition of our customers were to worsen, additional allowances may be required, resulting in future operating losses that are not included in the allowance for doubtful accounts at June 30, 2003.

*Income Taxes* Realization of our deferred tax assets is primarily dependent on future taxable income, the timing and amount of which are uncertain in part due to the expected profitability of certain foreign subsidiaries. As of June 30, 2003, the deferred tax assets with valuation allowances are primarily attributable to postretirement benefits, inventory reserves and net operating loss carryforwards. In the event that we were to determine that we would not be able to realize our deferred tax assets in the future, an increase in the valuation allowance would be required.

***New Accounting Standards*** In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The adoption of this standard, effective July 1, 2002, had no material impact on the results of our operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this statement are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of this standard effective July 1, 2002, did not have a material impact on our consolidated financial statements.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified as interest expense.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities," which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement have been applied to any exit or disposal activities entered into after January 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee; FIN 45 also requires enhanced disclosures in a company's interim and annual filings. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of both interim and fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, the statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to APB Opinion No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The disclosure provisions of this statement were adopted on January 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company July 1, 2003 and will not have a material impact on the Company's results of operations or financial condition.

In January 2003, the EITF released Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is currently analyzing the provisions of SFAS No. 149 to determine if there will be any impact of adoption, but does not believe that there will be any material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact our consolidated financial statements.

## ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

***Market Risk*** We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. As part of our formal documented risk management program, we use certain derivative financial instruments to manage these risks. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. We use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. See Notes 2 and 13 to our consolidated financial statements for additional information.

We are exposed to counterparty credit risk for nonperformance of derivative contracts and, in the event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties.

The following provides additional information on our use of derivative instruments. Included below is a sensitivity analysis that is based upon a hypothetical 10 percent weakening or strengthening in the U.S. dollar compared to the June 30, 2003 foreign currency rates, the effective interest rates under our current borrowing arrangements and the market value of our available-for-sale securities. We compared the contractual derivative and borrowing arrangements in effect at June 30, 2003 to the hypothetical foreign exchange or interest rates in the sensitivity analysis to determine the effect on interest expense, pretax income, fair value of the available-for-sale securities or the accumulated other comprehensive loss. Our analysis takes into consideration the different types of derivative instruments and the applicability of hedge accounting.

***Cash Flow Hedges*** *Currency* A portion of our operations consists of investments in foreign subsidiaries. Our exposure to market risk for changes in foreign exchange rates arises from these investments, intercompany loans utilized to finance these subsidiaries, trade receivables and payables, and firm commitments arising from international transactions. We manage our foreign exchange transaction risk to reduce the volatility of cash flows caused by currency fluctuations through natural offsets, where appropriate, and foreign exchange contracts. These contracts are designated as hedges of transactions that will settle in future periods, and otherwise would expose us to foreign currency risk.

Our foreign exchange hedging program minimizes our exposure to foreign exchange rate movements. This exposure arises largely from anticipated cash flows from cross-border intercompany sales of products and services. This program utilizes purchased options, range forwards and forward contracts primarily to sell foreign currency. The notional amounts of the contracts translated into U.S. dollars at June 30, 2003 and 2002 rates are $123.4 million and $62.5 million, respectively. At June 30, 2003 and 2002, a hypothetical 10 percent strengthening or weakening of the U.S. dollar would not materially change pretax income related to these positions; however, accumulated other comprehensive loss would change by $4.6 million and $4.4 million, respectively.

In addition, we may enter into forward contracts to hedge transaction exposures or significant cross-border intercompany loans by either purchasing or selling specified amounts of foreign currency at a specified date. At June 30, 2003 and 2002, we had several outstanding forward contracts to purchase and sell foreign currency, with notional amounts, translated into U.S. dollars at June 30, 2003 and 2002 rates, of $13.1 million and $135.2 million, respectively. A hypothetical 10 percent change in the applicable 2003 and 2002 year-end exchange rates would result in an increase or decrease in pretax income of $1.3 million and $5.5 million, respectively, related to these positions.

*Interest Rate* Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage our interest rate risk in order to balance our exposure between fixed and floating rates while attempting to minimize our borrowing costs. To achieve these objectives, we primarily use interest rate swap agreements to manage exposure to interest rate changes related to these borrowings. At June 30, 2003 and 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $50 million and $150.0 million, respectively, of debt from floating to fixed interest rates. At June 30, 2003, these agreements mature in June of 2008.

***Fair Value Hedges*** *Interest Rate* As discussed above, our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We seek to manage this risk through the use of interest rate swap agreements. At June 30, 2003, we had interest rate swap agreements outstanding that effectively convert a notional amount of $200 million of the Senior Unsecured Notes from fixed to floating interest rates. These agreements mature in June 2012 but provide for a one-time optional early termination for the bank counterparty in June 2008 at the then prevailing market value of the swap agreements.

***Debt and Notes Payable*** At June 30, 2003 and 2002, we had $525.7 million and $411.4 million, respectively, of debt and notes payable outstanding at effective interest rates of 6.9 percent and 7.9 percent, respectively, including the effect of interest rate swaps. A hypothetical change of 10 percent in interest rates from year-end 2003 and 2002 levels would increase or decrease interest expense by approximately $1.4 million and $2.2 million, respectively. In addition to outstanding debt, at June 30, 2003 and 2002 we had $7.9 million and $6.9 million, respectively, of outstanding notes payable.

***Other*** Our investment in Toshiba Tungaloy is classified as an available-for-sale security and, therefore, is carried at its quoted market value, adjusted for changes in currency exchange rates. At June 30, 2003 and 2002, the carrying and fair value of our investment was $11.4 million and $10.7 million, respectively. A hypothetical change of 10 percent in the quoted market value of this common stock at June 30, 2003 and 2002 would result in a $1.1 million increase or decrease in fair value for both periods.

**Selected Quarterly Financial Data** *(unaudited)*

| | Quarter Ended | | | |
|---|---|---|---|---|
| *(in thousands, except per share data)* | Sep. 30 | Dec. 31 | Mar. 31 | Jun. 30 |
| ***Fiscal 2003*** | | | | |
| Sales | $ 404,218 | $ 431,731 | $ 459,243 | $ 463,765 |
| Gross profit | 130,969 | 137,483 | 151,661 | 148,791 |
| Net income (loss) | 10,829 | 2,470 | 9,699 | (4,868) |
| Basic earnings (loss) per share | 0.31 | 0.07 | 0.28 | (0.14) |
| Diluted earnings (loss) per share | 0.31 | 0.07 | 0.27 | (0.14) |
| ***Fiscal 2002*** | | | | |
| Sales | $ 406,654 | $ 380,338 | $ 393,852 | $ 402,898 |
| Gross profit | 129,839 | 116,465 | 127,647 | 136,873 |
| Income (loss) before cumulative effect of change in accounting principle | 12,444 | (2,460) | 13,144 | 15,370 |
| Net (loss) income | (237,962) | (2,460) | 13,144 | 15,370 |
| Basic earnings (loss) per share before cumulative effect of change in accounting principle | 0.40 | (0.08) | 0.42 | 0.49 |
| Diluted earnings (loss) per share before cumulative effect of change in accounting principle | 0.40 | (0.08) | 0.42 | 0.48 |
| Basic (loss) earnings per share | (7.68) | (0.08) | 0.42 | 0.49 |
| Diluted (loss) earnings per share | (7.57) | (0.08) | 0.42 | 0.48 |

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount computed for the year.

# *Consolidated Statements of Income*

| Year ended June 30 (in thousands, except per share data) | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Operations*** | | | |
| Sales (Note 2) | $1,758,957 | $1,583,742 | $1,807,896 |
| Cost of goods sold | 1,190,053 | 1,072,918 | 1,192,176 |
| Gross profit | 568,904 | 510,824 | 615,720 |
| Operating expense | 464,861 | 389,396 | 425,641 |
| Restructuring and asset impairment charges (Note 12) | 31,954 | 27,307 | 9,545 |
| Amortization of intangibles | 4,164 | 2,804 | 24,134 |
| Operating income | 67,925 | 91,317 | 156,400 |
| Interest expense | 36,166 | 32,627 | 50,381 |
| Other (income) expense, net | (2,531) | (361) | 11,690 |
| Income before provision for income taxes and minority interest | 34,290 | 59,051 | 94,329 |
| Provision for income taxes (Notes 2 and 9) | 14,300 | 18,900 | 37,300 |
| Minority interest | 1,860 | 1,653 | 3,142 |
| Income before cumulative effect of change in accounting principles | 18,130 | 38,498 | 53,887 |
| Cumulative effect of change in accounting principles, net of tax of $2,389 and $399, respectively | – | (250,406) | (599) |
| Net income (loss) | $ 18,130 | $ (211,908) | $ 53,288 |
| ***Per Share Data*** | | | |
| Basic earnings per share before cumulative effect of change in accounting principles | $ 0.52 | $ 1.24 | $ 1.76 |
| Cumulative effect of change in accounting principles | – | (8.04) | (0.02) |
| Basic earnings (loss) per share | $ 0.52 | $ (6.80) | $ 1.74 |
| Diluted earnings per share before cumulative effect of change in accounting principles | $ 0.51 | $ 1.22 | $ 1.75 |
| Cumulative effect of change in accounting principles | – | (7.92) | (0.02) |
| Diluted earnings (loss) per share (Note 2) | $ 0.51 | $ (6.70) | $ 1.73 |
| Dividends per share | $ 0.68 | $ 0.68 | $ 0.68 |
| Basic weighted average shares outstanding (Note 2) | 35,202 | 31,169 | 30,560 |
| Diluted weighted average shares outstanding | 35,479 | 31,627 | 30,749 |

The accompanying notes are an integral part of these consolidated financial statements.

# *Consolidated Balance Sheets*

| As of June 30 (in thousands, except per share data) | 2003 | 2002 |
|---|---|---|
| ***Assets*** | | |
| Current assets: | | |
| Cash and cash equivalents (Note 2) | $ 15,093 | $ 10,385 |
| Marketable equity securities available-for-sale (Note 2) | 11,365 | 10,728 |
| Accounts receivable, less allowance for doubtful accounts of $23,405 and $12,671 (Notes 2 and 4) | 235,648 | 179,101 |
| Inventories (Notes 2 and 5) | 392,255 | 345,076 |
| Deferred income taxes (Notes 2 and 9) | 79,564 | 71,375 |
| Other current assets | 30,754 | 20,719 |
| Total current assets | 764,679 | 637,384 |
| Property, plant and equipment (Note 2): | | |
| Land and buildings | 261,345 | 227,539 |
| Machinery and equipment | 948,260 | 847,196 |
| Less accumulated depreciation | (716,232) | (639,619) |
| Net property, plant and equipment | 493,373 | 435,116 |
| Other assets: | | |
| Investments in affiliated companies | 16,788 | 11,681 |
| Goodwill (Note 2) | 434,431 | 359,055 |
| Intangible assets, less accumulated amortization of $15,037 and $11,911 (Note 2) | 39,501 | 8,937 |
| Other | 30,320 | 71,438 |
| Total other assets | 521,040 | 451,111 |
| Total assets | $1,779,092 | $1,523,611 |
| ***Liabilities*** | | |
| Current liabilities: | | |
| Current maturities of long-term debt and capital leases (Note 7) | $ 2,907 | $ 16,554 |
| Notes payable to banks (Note 8) | 7,938 | 6,926 |
| Accounts payable | 119,853 | 101,586 |
| Accrued income taxes | 22,511 | 4,066 |
| Accrued vacation pay | 31,459 | 28,190 |
| Accrued payroll | 32,592 | 22,696 |
| Other current liabilities (Note 6) | 119,087 | 82,082 |
| Total current liabilities | 336,347 | 262,100 |
| Long-term debt and capital leases, less current maturities (Note 7) | 514,842 | 387,887 |
| Deferred income taxes (Note 9) | 8,748 | 52,570 |
| Postretirement benefits (Note 10) | 44,030 | 42,604 |
| Accrued pension benefits (Note 10) | 111,690 | 40,307 |
| Other liabilities | 22,978 | 13,510 |
| Total liabilities | 1,038,635 | 798,978 |
| Commitments and contingencies (Note 16) | – | – |
| Minority interest in consolidated subsidiaries | 18,880 | 10,671 |
| ***Shareowners' Equity*** | | |
| Preferred stock, no par value; 5,000 shares authorized; none issued | – | – |
| Capital stock, $1.25 par value; 70,000 shares authorized; 37,649 and 37,383 shares issued | 47,061 | 46,729 |
| Additional paid-in capital | 507,343 | 491,263 |
| Retained earnings | 301,263 | 307,631 |
| Treasury stock, at cost; 2,176 and 2,573 shares held | (67,268) | (72,026) |
| Unearned compensation | (9,109) | (4,856) |
| Accumulated other comprehensive loss (Note 11) | (57,713) | (54,779) |
| Total shareowners' equity | 721,577 | 713,962 |
| Total liabilities and shareowners' equity | $1,779,092 | $1,523,611 |

The accompanying notes are an integral part of these consolidated financial statements.

# *Consolidated Statements of Cash Flows*

| Year ended June 30 (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Operating Activities*** | | | |
| Net income (loss) | $ 18,130 | $ (211,908) | $ 53,288 |
| Adjustments for non-cash items: | | | |
| Depreciation | 79,879 | 70,825 | 73,163 |
| Amortization | 4,164 | 2,804 | 24,134 |
| Loss on divestitures | – | 3,522 | 5,781 |
| Stock-based compensation expense | 9,477 | 7,768 | 11,775 |
| Restructuring and asset impairment charges | 14,998 | 12,712 | 4,325 |
| Cumulative effect of change in accounting principles, net of tax | – | 250,406 | 599 |
| Other | 10,981 | 505 | 9,792 |
| Changes in certain assets and liabilities, excluding effects of acquisition and divestitures: | | | |
| Accounts receivable | 8,064 | 33,603 | 9,620 |
| Proceeds from accounts receivable securitization | 3,416 | 2,200 | 5,200 |
| Inventories | 38,171 | 40,251 | 19,894 |
| Accounts payable and accrued liabilities | (12,070) | (29,033) | (827) |
| Other | 6,334 | (21,207) | (18,947) |
| Net cash flow from operating activities | 181,544 | 162,448 | 197,797 |
| ***Investing Activities*** | | | |
| Purchases of property, plant and equipment | (49,413) | (44,040) | (59,929) |
| Disposals of property, plant and equipment | 1,875 | 10,905 | 4,227 |
| Divestitures, net of cash | – | 3,309 | 729 |
| Purchase of subsidiary stock | (6,984) | (1,161) | (47,505) |
| Acquisition of business assets, net of cash acquired | (166,077) | (5,385) | – |
| Investment in affiliates | (3) | (5,770) | – |
| Other | 1,223 | (1,129) | (26) |
| Net cash flow used for investing activities | (219,379) | (43,271) | (102,504) |
| ***Financing Activities*** | | | |
| Net (decrease) increase in notes payable | (17,324) | (4,778) | 4,038 |
| Net (decrease) in revolving and other lines of credit | (105,001) | (84,151) | (78,905) |
| Term debt borrowings | 1,653 | 549,950 | 1,216 |
| Term debt repayments | (4,706) | (677,563) | (2,941) |
| Borrowings for Widia acquisition, net | 165,240 | – | – |
| Proceeds from interest rate swap termination | 15,546 | – | – |
| Net proceeds from issuance of capital stock | – | 120,584 | – |
| Dividend reinvestment, employee benefit and stock plans | 7,606 | 15,981 | 12,613 |
| Purchase of treasury stock | – | (12,417) | (16,494) |
| Cash dividends paid to shareowners | (24,498) | (21,426) | (21,056) |
| Financing fees | – | (10,448) | – |
| Other | (1,060) | (1,268) | (949) |
| Net cash flow provided by (used) for financing activities | 37,456 | (125,536) | (102,478) |
| Effect of exchange rate changes on cash and equivalents | 5,087 | 3,804 | (2,198) |
| ***Cash and Equivalents*** | | | |
| Net increase (decrease) in cash and equivalents | 4,708 | (2,555) | (9,383) |
| Cash and equivalents, beginning of year | 10,385 | 12,940 | 22,323 |
| Cash and equivalents, end of year | $ 15,093 | $ 10,385 | $ 12,940 |
| ***Supplemental Disclosures*** | | | |
| Interest paid | $ 33,434 | $ 33,861 | $ 51,480 |
| Income taxes (refunded) paid | (10,652) | 31,949 | 36,608 |
| Contribution of stock to employee defined contribution benefit plans | 4,361 | 5,788 | 9,205 |
| Change in fair value of interest rate swaps | 8,386 | 934 | – |
| Notes received from sale of subsidiaries | – | 4,587 | 5,809 |

The accompanying notes are an integral part of these consolidated financial statements.

# *Consolidated Statements of Shareholders' Equity*

| Year ended June 30 (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| ***Capital Stock*** | | | |
| Balance at beginning of year | $ 46,729 | $ 42,018 | $ 41,500 |
| Issuance of capital stock | – | 4,428 | – |
| Issuance of capital stock under employee benefit and stock plans | 332 | 283 | 518 |
| Balance at end of year | 47,061 | 46,729 | 42,018 |
| ***Additional Paid-In Capital*** | | | |
| Balance at beginning of year | 491,263 | 353,804 | 335,314 |
| Issuance of capital stock | – | 116,156 | – |
| Dividend reinvestment | 1,476 | 1,672 | 1,511 |
| Issuance of capital stock under employee benefit and stock plans | 14,604 | 19,631 | 16,979 |
| Balance at end of year | 507,343 | 491,263 | 353,804 |
| ***Retained Earnings*** | | | |
| Balance at beginning of year | 307,631 | 540,965 | 508,733 |
| Net income (loss) | 18,130 | (211,908) | 53,288 |
| Cash dividends to shareowners | (24,498) | (21,426) | (21,056) |
| Balance at end of year | 301,263 | 307,631 | 540,965 |
| ***Treasury Stock*** | | | |
| Balance at beginning of year | (72,026) | (65,963) | (55,236) |
| Purchase of treasury stock, at cost | – | (12,417) | (16,494) |
| Dividend reinvestment | 1,290 | 854 | 1,284 |
| Issuance of capital stock under employee benefit and stock plans | 3,468 | 5,500 | 4,483 |
| Balance at end of year | (67,268) | (72,026) | (65,963) |
| ***Unearned Compensation*** | | | |
| Balance at beginning of year | (4,856) | (2,165) | (2,814) |
| Issuance of capital stock under employee benefit and stock plans | (9,136) | (4,671) | (1,921) |
| Amortization of unearned compensation | 4,883 | 1,980 | 2,570 |
| Balance at end of year | (9,109) | (4,856) | (2,165) |
| ***Accumulated Other Comprehensive (Loss) Income*** | | | |
| Balance at beginning of year | (54,779) | (71,890) | (47,243) |
| Unrealized gain (loss) on marketable equity securities available-for-sale, net of tax | 321 | (1,774) | (7,379) |
| Cumulative effect of change in accounting principle, net of tax | – | – | 1,571 |
| Unrealized gain (loss) on derivatives designated and qualified as cash flow hedges, net of tax | (4,879) | (1,372) | (2,044) |
| Reclassification of unrealized gains or losses on expired derivatives, net of tax | 5,157 | (1,902) | (2,049) |
| Minimum pension liability adjustment, net of tax | (54,696) | (945) | (2,670) |
| Foreign currency translation adjustments | 51,163 | 23,104 | (12,076) |
| Other comprehensive (loss) income | (2,934) | 17,111 | (24,647) |
| Balance at end of year | (57,713) | (54,779) | (71,890) |
| Total shareowners' equity, June 30 | $ 721,577 | $ 713,962 | $ 796,769 |
| ***Comprehensive Income (Loss)*** | | | |
| Net income (loss) | $ 18,130 | $ (211,908) | $ 53,288 |
| Other comprehensive (loss) income | (2,934) | 17,111 | (24,647) |
| Comprehensive income (loss) | $ 15,196 | $ (194,797) | $ 28,641 |

The accompanying notes are an integral part of these consolidated financial statements.

## *Notes to Consolidated Financial Statements*

### NOTE 1 – NATURE OF OPERATIONS

We are a leading global manufacturer, marketer and distributor of a broad range of cutting tools, tooling systems, supplies and technical services, as well as wear-resistant parts. We believe that our reputation for manufacturing excellence and technological expertise and innovation in our principal products has helped us achieve a leading market presence in our primary markets. We believe we are the second largest global provider of metalcutting tools and tooling systems. End users of our products include metalworking manufacturers and suppliers in the aerospace, automotive, machine tool and farm machinery industries, as well as manufacturers and suppliers in the highway construction, coal mining, quarrying and oil and gas exploration industries.

Unless otherwise specified, any reference to a "year" is to a fiscal year ended June 30. When used in this annual report on Form 10-K, unless the context requires otherwise, the terms "we," "our" and "us" refer to Kennametal Inc. and its subsidiaries.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of our significant accounting policies is presented below to assist in evaluating our consolidated financial statements.

***Principles of Consolidation*** The consolidated financial statements include our accounts and those of majority-owned subsidiaries. All significant intercompany balances and transactions are eliminated. Investments in entities over which we have significant influence are accounted for on an equity basis. Widia's operating results have been included in our consolidated results since the acquisition date of August 30, 2002.

***Use of Estimates in the Preparation of Financial Statements*** In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make judgments and estimates about the amounts reflected in our financial statements. As part of our financial reporting process, our management collaborates to determine the necessary information on which to base our judgments and develop estimates used to prepare the financial statements. We use historical experience and available information to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of different facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in our financial statements.

***Cash and Cash Equivalents*** Cash investments having original maturities of three months or less are considered cash equivalents. Cash equivalents principally consist of investments in money market funds.

***Marketable Equity Securities Available-For-Sale*** Our investment in Toshiba Tungaloy Co., Ltd. (Toshiba) is accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This investment in Toshiba, a leading Japanese manufacturer of consumable metalcutting products, is reported at fair value, as determined through quoted market sources. The unrealized gain or loss on this investment is recorded as a component of accumulated other comprehensive loss, net of tax. The gross unrealized loss on this investment was $0.3 million and $0.8 million at June 30, 2003 and June 30, 2002, respectively.

***Accounts Receivable*** Sales to affiliated companies were $17.5 million and $13.3 million in 2003 and 2002. Accounts receivable includes $4.3 million and $3.3 million of receivables from affiliates at June 30, 2003 and 2002, respectively. We market our products to a diverse customer base throughout the world. Trade credit is extended based upon evaluations of each customer's ability to satisfy its obligations, which are updated periodically. We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Accounts receivable reserves are determined based upon an aging of accounts and a review of specific accounts.

***Inventories*** Inventories are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method for determining the cost of a significant portion of our U.S. inventories. The cost of the remainder of inventories is determined under the first-in, first-out (FIFO) or average cost methods. When market conditions indicate an excess of carrying costs over market value, a lower-of-cost-or-market provision is recorded. Excess and obsolete inventory reserves are established based upon our evaluation of the quantity of inventory on hand relative to demand. The excess and obsolete inventory reserve at June 30, 2003 and 2002, was $70.9 million and $46.7 million, respectively.

***Property, Plant and Equipment*** Property, plant and equipment are carried at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in income. Interest related to the construction of major facilities is capitalized as part of the construction costs and is amortized over its estimated useful life.

Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Building and improvements | 15–40 years |
| Machinery and equipment | 4–10 years |
| Furniture and fixtures | 5–10 years |
| Computer hardware and software | 3–5 years |

Leased property and equipment under capital leases are amortized using the straight-line method over the terms of the related leases.

Under the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," we capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and we have authorized further funding for projects which we believe will be completed and used to perform the function intended.

In conjunction with the Widia acquisition, we reviewed the estimated useful lives currently being used for existing Kennametal assets, and have determined that the current useful lives should be extended to more appropriately match the life of the asset. Starting July 1, 2003, we have extended our useful lives of machinery and equipment from a maximum life of 10 years to 15 years.

***Long-Lived Assets*** We periodically perform ongoing reviews of underperforming businesses and other long-lived assets, including amortizable intangible assets, for impairment pursuant to the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These reviews may include an analysis of the current operations and capacity utilization, in conjunction with the markets in which the businesses are operating. A comparison is performed of the undiscounted projected cash flows of the current operating forecasts to the net book value of the related assets. If it is determined that the full value of the assets may not be recoverable, an appropriate charge to adjust the carrying value of the long-lived assets to fair value may be required.

As a result of continued price declines caused by persistent global over-capacity and low-cost Asian competition, we completed an assessment in June 2003 of the carrying value of certain long-lived assets in the Electronics business and recorded a pre-tax charge of $16.1 million as a component of restructuring and asset impairment charges. The fixed asset impairment charge reduced the book value of the Electronics business' assets to $2.6 million. This remaining value was determined based on cash flow and estimated realizable value of the assets.

***Goodwill and Intangible Assets*** Goodwill represents the excess of cost over the fair value of acquired companies. Prior to our adoption of SFAS No. 142, goodwill was amortized using the straight-line method. Under SFAS No. 142, all goodwill amortization ceased effective July 1, 2001. Goodwill and intangible assets with indefinite useful lives will be tested at least annually for impairment. On an ongoing basis (absent of any impairment indicators), we perform our impairment tests during the June quarter, in connection with our planning process. As a result of the Widia acquisition, we have recorded $27.2 million of identifiable intangible assets of which $6.4 million has a definite life and therefore will be amortized over its remaining life.

We adopted SFAS No. 142 effective July 1, 2001. Goodwill attributable to each of our reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of this rule, we recorded a non-cash pre-tax charge of $252.8 million specific to the Electronics (AMSG segment—$82.1 million) and the Industrial Products Group (MSSG segment—$170.7 million) businesses, which were acquired in 1998 as part of Greenfield Industries. The fair values of these reporting units were determined using a combination of discounted cash flow analysis and market multiples based upon historical and projected financial information. The initial phase of the impairment tests were performed within six months of adoption of SFAS No. 142 or December 31, 2001, and are required at least annually thereafter.

Under SFAS No. 142, the impairment adjustment recognized at adoption of this standard was reflected as a cumulative effect of a change in accounting principle, effective July 1, 2001. Impairment adjustments recognized after adoption, if any, are required to be recognized as a component of operating expense.

The carrying amount of goodwill attributable to each segment at June 30, 2002 and 2003 is as follows:

| (in thousands) | June 30, 2001 | Impairment | Disposals | Translation | June 30, 2002 |
|---|---|---|---|---|---|
| MSSG | $ 315,463 | $(170,682) | $ – | $ 2,376 | $ 147,157 |
| AMSG | 249,345 | (82,113) | – | 310 | 167,542 |
| J&L Industrial Supply | 45,748 | – | (6,099) | – | 39,649 |
| Full Service Supply | 4,707 | – | – | – | 4,707 |
| Total | $ 615,263 | $(252,795) | $ (6,099) | $ 2,686 | $ 359,055 |

| (in thousands) | June 30, 2002 | Acquisition | Disposals | Translation | June 30, 2003 |
|---|---|---|---|---|---|
| MSSG | $ 147,157 | $ 58,624 | $ – | $ 16,528 | $ 222,309 |
| AMSG | 167,542 | 197 | – | 27 | 167,766 |
| J&L Industrial Supply | 39,649 | – | – | – | 39,649 |
| Full Service Supply | 4,707 | – | – | – | 4,707 |
| Total | $ 359,055 | $ 58,821 | $ – | $ 16,555 | $ 434,431 |

In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate. The components of our intangible assets are as follows:

| | | June 30, 2003 | | June 30, 2002 | |
|---|---|---|---|---|---|
| (in thousands) | Estimated Useful Life | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Contract based | 4–15 years | $ 11,218 | $ (10,230) | $ 11,910 | $ (9,488) |
| Technology based and other | 4–15 years | 10,799 | (4,807) | 3,374 | (2,423) |
| Trademarks | Indefinite | 24,139 | – | – | – |
| Intangible pension asset and other | Indefinite | 8,382 | – | 5,564 | – |
| Total | | $ 54,538 | $ (15,037) | $ 20,848 | $ (11,911) |

Amortization expense for intangible assets, other than goodwill, was $4.2 million, $2.8 million and $3.1 million for 2003, 2002 and 2001, respectively. Goodwill amortization was $19.0 million, net of tax, in 2001; no amortization was recorded in 2002 or 2003 due to the adoption of SFAS 142.

The effects of adopting SFAS No. 141 and 142 on net income and basic and diluted earnings per share for the years ended June 30, 2003, 2002 and 2001 are as follows:

| (in thousands, except per share amounts) | June 30 2003 | 2002 | 2001 |
|---|---|---|---|
| Reported net income (loss) | $ 18,130 | $(211,908) | $ 53,288 |
| Goodwill impairment, net of tax | – | 250,406 | – |
| Goodwill amortization, net of tax | – | – | 18,975 |
| Adjusted net income | $ 18,130 | $ 38,498 | $ 72,263 |
| Basic earnings per share: | | | |
| Reported net income (loss) | $ 0.52 | $ (6.80) | $ 1.74 |
| Goodwill impairment | – | 8.04 | – |
| Goodwill amortization | | – | 0.62 |
| Adjusted net income | $ 0.52 | $ 1.24 | $ 2.36 |
| Diluted earnings per share: | | | |
| Reported net income (loss) | $ 0.51 | $ (6.70) | $ 1.73 |
| Goodwill impairment | – | 7.92 | – |
| Goodwill amortization | – | – | 0.62 |
| Adjusted net income | $ 0.51 | $ 1.22 | $ 2.35 |

*Deferred Financing Fees* Fees incurred in connection with new borrowings are capitalized and amortized to interest expense over the life of the related obligation.

*Earnings Per Share* Basic earnings per share is computed using the weighted average number of shares outstanding during the period, while diluted earnings per share is calculated to reflect the potential dilution that occurs related to issuance of capital stock under stock option grants and restricted stock awards. The difference between basic and diluted earnings per share relates solely to the effect of capital stock options and restricted stock awards.

For purposes of determining the number of dilutive shares outstanding, weighted average shares outstanding for basic earnings per share calculations were increased due solely to the dilutive effect of unexercised capital stock options and restricted stock awards by 0.3 million, 0.5 million and 0.2 million shares in 2003, 2002 and 2001, respectively. Unexercised stock options to purchase our capital stock of 1.7 million, 1.2 million and 1.5 million shares at June 30, 2003, 2002 and 2001, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

*Revenue Recognition* Revenue from the sale of products is generally recognized when risk of loss, title and insurable risk have transferred to the customer, which in most cases coincides with shipment of the related products. We do not ship product unless we have documentation authorizing shipment to our customers. Historically, we have experienced very low levels of returned product and do not consider the effect of returned product to be material.

*Stock-Based Compensation* Stock options generally are granted to eligible employees with a stock price equal to fair market value at the date of grant. Options are exercisable under specific conditions for up to 10 years from the date of grant. As permitted under the SFAS No. 123 we have elected to measure compensation expense related to stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations which uses the intrinsic value method. In addition to stock option grants, the 2002 plan permits the award of restricted stock to directors, officers and key employees. Expense associated with restricted stock grants is amortized over the vesting period. The expense for these awards is the same under the fair value method or intrinsic value method, and therefore is not included in the table below. If compensation expense was determined based on the estimated fair value of options granted in 2003, 2002 and 2001, consistent with the methodology in SFAS No. 123 and 148, our 2003, 2002 and 2001 net income and earnings per share would be reduced to the pro forma amounts indicated on the following page:

| (in thousands, except per share data) | Fiscal Year Ended June 30, 2003 | 2002 | 2001 |
|---|---|---|---|
| Net income (loss), as reported | $ 18,130 | $(211,908) | $ 53,288 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (5,591) | (3,603) | (2,486) |
| Add: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects | 158 | – | – |
| Total stock-based compensation | (5,433) | (3,603) | (2,486) |
| Pro forma net income (loss) | $ 12,697 | $(215,511) | $ 50,802 |
| Earnings (loss) per share: | | | |
| Basic-as reported | $ 0.52 | $ (6.80) | $ 1.74 |
| Basic-pro forma | $ 0.36 | $ (6.91) | $ 1.66 |
| Diluted-as reported | $ 0.51 | $ (6.70) | $ 1.73 |
| Diluted-pro forma | $ 0.36 | $ (6.86) | $ 1.65 |

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Risk-free interest rate | 3.1% | 4.6% | 5.9% |
| Expected life (years) | 5 | 5 | 5 |
| Expected volatility | 34.2% | 34.0% | 33.2% |
| Expected dividend yield | 2.1% | 1.8% | 2.4% |

*Research and Development Costs* Research and development costs of $23.6 million, $18.3 million and $18.9 million in 2003, 2002 and 2001, respectively, were expensed as incurred.

*Shipping and Handling Fees and Costs* All fees billed to customers for shipping and handling are classified as a component of net sales. All costs associated with shipping and handling are classified as a component of cost of goods sold.

*Income Taxes* Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized. The valuation allowance was $36.0 million and $6.6 million at June 30, 2003 and 2002, respectively. The increase is primarily attributable to net operating loss carryforwards acquired in the Widia acquisition.

***Financial Instruments and Derivatives*** On July 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The adoption of SFAS No. 133 resulted in the recording of current assets of $1.6 million, long-term assets of $1.4 million, current liabilities of $1.3 million, long-term liabilities of $0.7 million, a decrease in accumulated other comprehensive loss of $1.6 million, net of tax, and a loss from the cumulative effect from the change in accounting principle of $0.6 million, net of tax. As part of our formal documented risk management program, we use certain derivative financial instruments. We do not enter into derivative transactions for speculative purposes and therefore hold no derivative instruments for trading purposes. We use derivative financial instruments to dampen the effects of changes in foreign exchange rates on our consolidated results and to achieve our targeted mix of fixed and floating interest rates on outstanding debt. We account for derivative instruments as a hedge of the related asset, liability, firm commitment or anticipated transaction when the derivative is specifically designated as a hedge of such items. Our objective in managing foreign exchange exposures with derivative instruments is to reduce both earnings and cash flow volatility, allowing us to focus our attention on business operations. With respect to interest rate management, these derivative instruments allow us to achieve our targeted fixed-to-floating interest rate mix as a separate decision from funding arrangements in the bank and public debt markets. We measure hedge effectiveness by assessing the changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. In addition, other forward contracts hedging significant cross-border intercompany loans are considered other derivatives and therefore, not eligible for hedge accounting under SFAS No. 133. These contracts are recorded at fair value in the balance sheet, with the offset to other (income) expense, net.

***Cash Flow Hedges*** *Currencies* Forward contracts, purchased options and range forward contracts (a transaction where both a put option is purchased and a call option is sold), designated as cash flow hedges, hedge anticipated cash flows from cross-border intercompany sales of product and services. Gains and losses realized on these contracts at maturity are recorded in accumulated other comprehensive loss, net of tax, and are recognized as a component of other (income) expense, net when the underlying sale of product or services are recognized into earnings. We recognized expense of $0.7 million and $0.1 million as a component of other income, net, in 2003 and 2002, respectively, related to hedge ineffectiveness. The time value component of the fair value of purchased options and range forwards is excluded from the assessment of hedge effectiveness. Assuming market rates remain constant with the rates at June 30, 2003, we expect to recognize into earnings in the next 12 months losses on outstanding derivatives of $2.9 million.

*Interest Rates* Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge our exposure to interest rate changes on a portion of our floating rate debt. The interest rate swap converts a portion of our floating rate debt to fixed rate debt. We record the fair value of these contracts in the balance sheet, with the offset to accumulated other comprehensive loss, net of tax. During 2003, we entered into interest rate swap agreements to convert $53.5 million of our floating rate debt to fixed rate debt. As of June 30, 2003, we have recorded a loss of $1.0 million on these contracts which has been recorded in other comprehensive loss. The contracts require periodic settlement; the difference between the amounts to be received and paid under interest rate swap agreements is recognized in interest expense. Assuming market rates remain constant with rates at June 30, 2003, we expect to recognize into earnings in the next 12 months losses on outstanding derivatives of $0.2 million.

***Fair Value Hedges*** *Interest Rates* Fixed-to-floating interest rate swap agreements, designated as fair value hedges, hedge our exposure to fair value fluctuations on a portion of our fixed rate ten-year Senior Unsecured Notes due to changes in the overall interest rate environment. These interest rate swap agreements convert a portion of our fixed rate debt to floating rate debt. During 2002, we entered into interest rate swap agreements which mature in 2012, to convert $200 million of our fixed rate debt to floating rate debt. These contracts require periodic settlement; the difference between amounts to be received and paid under the interest rate swap agreements is recognized in interest expense. In April 2003, we terminated these contracts and received a cash payment of $15.5 million. This gain will be amortized as a component of interest expense over the life of the debt using the effective interest rate method. Upon termination of the contracts in April, we entered into a new interest rate swap agreement with a notional amount of $200 million and a maturity date of June 2012. As of June 30, 2003, we have recorded a gain of $8.4 million related to these contracts. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offset the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no net impact on current year earnings.

*Foreign Currency Translation* Assets and liabilities of international operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a component of accumulated other comprehensive loss. The local currency is the functional currency of most of our locations.

***New Accounting Standards*** In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. The adoption of this standard, effective July 1, 2002, had no material impact on the results of our operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121. This statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The provisions of this statement are effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of this standard effective July 1, 2002, did not have a material impact on our consolidated financial statements.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued. This statement updates, clarifies and simplifies existing accounting pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, in some instances they may change accounting practice. The provisions of this standard related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Prospectively, as a result of the adoption of SFAS No. 145, debt extinguishment costs previously classified as extraordinary items will be reclassified as interest expense.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities," which addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of this statement have been applied to any exit or disposal activities entered into after January 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 also requires enhanced disclosures in a company's interim and annual filings. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of both interim and fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. This statement also amends the disclosure provisions of that statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, the statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. The amendments to APB Opinion No. 28 are effective for financial reports containing Condensed Financial Statements for interim periods beginning after December 15, 2002. The disclosure provisions of this statement were adopted on January 1, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for the Company July 1, 2003 and is not expected to have a material impact on the Company's results of operations or financial condition.

In January 2003, the EITF released Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables," which addresses certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company is currently analyzing the provisions of SFAS No. 149 to determine if there will be any impact of adoption, but does not believe that there will be any material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the consolidated financial statements.

***Reclassifications*** Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current-year presentation.

## NOTE 3 – ACQUISITIONS AND DIVESTITURES

On August 30, 2002, we purchased the Widia Group (Widia) in Europe and India from Milacron Inc. for EUR 188 million ($185.3 million) subject to a purchase price adjustment. On February 12, 2003, Milacron Inc. and Kennametal signed a settlement agreement with respect to the calculation of the post-closing purchase price adjustment for the Widia acquisition pursuant to which Milacron paid Kennametal EUR 18.8 million ($20.1 million) in cash. The net cash purchase price of $167.1 million includes the actual purchase price of $185.3 million less the settlement of $20.1 million plus $6.2 million of direct acquisition costs ($1.1 million paid in fiscal year 2002 and $5.1 million paid during the twelve months ended June 30, 2003) less $4.3 million of acquired cash. We financed the acquisition with funds borrowed under the 2002 Credit Agreement. The acquisition of Widia improves our global competitiveness, strengthens our European position and represents a strong platform for increased penetration in Asia. Widia's operating results have been included in our consolidated results since August 30, 2002. The fair market value of the Widia tangible and intangible assets were determined by an independent appraiser.

In accordance with SFAS No. 141, "Business Combinations," we accounted for the acquisition using the purchase method of accounting. Accordingly, the preliminary purchase price allocations have been made based upon an estimated fair value of net assets acquired resulting in the recognition of approximately $53.0 million of goodwill and $27.2 million of other intangibles. Of the $27.2 million of identifiable intangible assets approximately $6.4 million has a definite life and therefore will be amortized over its remaining useful life. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the goodwill will not be amortized but will instead be subject to an annual impairment test. All goodwill and intangible assets resulting from the acquisition will be included in the MSSG segment. The preliminary purchase price allocations are subject to adjustment and may be modified within one year from the acquisition. Subsequent changes are not expected to have a material effect on our consolidated financial position.

The following summarizes the estimated fair values at the date of acquisition:

| (in thousands) | | |
|---|---|---|
| Cash | $ | 4.3 |
| Accounts receivable, net | | 49.4 |
| Inventory, net | | 65.4 |
| Other current assets | | 24.8 |
| Property, plant and equipment, net | | 83.7 |
| Trademarks | | 20.8 |
| Patented technology | | 6.4 |
| Other assets | | 19.9 |
| Goodwill | | 53.0 |
| Total assets acquired | $ | 327.7 |
| Accounts payable and accrued wages | | 22.5 |
| Notes payable | | 18.1 |
| Other current liabilities | | 48.0 |
| Long-term liabilities | | 60.8 |
| Minority interest | | 6.9 |
| Total liabilities and minority interest | | 156.3 |
| Net assets acquired | $ | 171.4 |

The unaudited pro forma consolidated financial data presented below gives effect to the Widia acquisition as if it had occurred as of the beginning of each period presented. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable, including additional interest expense and amortization that resulted from the transaction, net of any applicable income tax effects. The unaudited pro forma consolidated financial data is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated on the date indicated, nor are they indicative of future operating results. Except for actions actually taken as of and since the close of the transaction and for which any related impact would be included in the actual results through the period end, anticipated cost savings have not been reflected in this pro forma presentation. The unaudited pro forma consolidated financial data should be read in conjunction with the historical consolidated financial statements and accompanying notes.

| Twelve Months Ended June 30, | 2003 | 2002 |
|---|---|---|
| ***Pro Forma Consolidated Financial Data*** | | |
| Net sales | $1,794,351 | $1,807,135 |
| Income before cumulative effect of change in accounting principle | 13,489 | 26,786 |
| Net income (loss) | 13,489 | (223,620) |
| Basic earnings per share before cumulative effect of change in accounting principle | 0.38 | 0.86 |
| Basic earnings (loss) per share | 0.38 | (7.17) |
| Diluted earnings per share before cumulative effect of change in accounting principle | 0.38 | 0.85 |
| Diluted earnings (loss) per share | 0.38 | (7.07) |

Additionally, during the first quarter of the current year, we acquired the remaining nine percent minority interest of our subsidiary in Poland for total consideration of $0.2 million. This subsidiary is now wholly-owned by Kennametal. During 2003 we acquired an additional one percent ownership interest from minority shareowners of our subsidiary in Germany for total consideration of $4.5 million bringing our ownership to 99.3 percent. An additional payment of $2.3 million was made during the second quarter related to minority shareowners that sold their shares in the prior year. Total goodwill resulting from these transactions was $5.6 million.

In January 2002, we acquired Carmet Company for $5.1 million. Located in Duncan, S.C., this entity is a producer of tungsten cutting tools and wear parts and is included in our AMSG segment.

On April 19, 2002, we sold Strong Tool Company, our industrial supply distributor based in Cleveland, Ohio, for $8.6 million comprised of cash proceeds of $4.0 million and a seller note for $4.6 million. This action resulted in a pretax loss of $3.5 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $34 million.

In April 2001, we sold ATS Industrial Supply, Inc., our industrial supply distributor based in Salt Lake City, Utah, for $6.8 million comprised of cash proceeds of $1.0 million and a seller note for $5.8 million. This action resulted in a pretax loss of approximately $5.8 million and is in line with our strategy to refocus the J&L segment on its core catalog business. Annualized sales of this business were approximately $17 million.

On July 20, 2000, we proposed to the Board of Directors of JLK to acquire the outstanding shares of JLK we did not already own. On September 11, 2000, we announced a definitive merger agreement with JLK to acquire all the outstanding minority shares. Pursuant to the agreement, JLK agreed to initiate a cash tender offer for all of its shares of Class A Common Stock at a price of $8.75 per share. The tender offer commenced on October 3, 2000 and expired on November 15, 2000 resulting in JLK reacquiring 4.3 million shares for $37.5 million. Following JLK's purchase of shares in the tender offer, we acquired these shares at the same price in a merger. We incurred transaction costs of $3.3 million, which were included in the total cost of the transaction. JLK incurred costs of $2.1 million associated with the transaction, which were expensed as incurred. The transaction was unanimously approved by the JLK Board of Directors, including its special committee comprised of independent directors of the JLK Board.

## NOTE 4 – ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

Since 1999, we had an agreement with a financial institution whereby we securitize, on a continuous basis, an undivided interest in a specific pool of our domestic trade accounts receivable. This agreement expired on June 30, 2003, and was renewed to July 3, 2003. On July 3, 2003, we entered into a new three-year securitization program (2003 Securitization Program) which also permitted us to securitize up to $100.0 million of accounts receivable. The 2003 Securitization Program provides for a co-purchase arrangement whereby two financial institutions participate in the purchase of our accounts receivable. Pursuant to this agreement, we, and several of our domestic subsidiaries, sell our domestic accounts receivable to Kennametal Receivables Corporation, a wholly-owned, bankruptcy-remote subsidiary (KRC). A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of Kennametal Inc., or any of our other subsidiaries. KRC was formed to purchase these accounts receivable and sell participating interests in such accounts receivable to the financial institutions which, in turn, purchases and receives ownership and security interests in those assets. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to KRC which, in turn, securitizes these new accounts receivable with the financial institutions.

We are permitted to securitize up to $100.0 million of accounts receivable under this agreement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings less collections) in the specific pool of domestic accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g. the aging, terms of payment, quality criteria and customer concentrations), and the application of various reserves which are typically in trade receivable securitization transactions. A decrease in the amount of eligible accounts receivable could result in our inability to continue to securitize all or a portion of our accounts receivable. It is not unusual, however, for the amount of our eligible accounts receivable to vary by up to $5.0 to $10.0 million per month. The financial institutions charge us fees based on the level of accounts receivable securitized under this agreement and the commercial paper market rates plus the financial institution's cost to administer the program. The costs incurred under this program, $1.9 million, $2.5 million and $5.7 million in 2003, 2002 and 2001, respectively, are accounted for as a component of other expense, net and represent attractive funding costs compared to existing bank and public debt transactions. At June 30, 2003 and 2002, we securitized accounts receivable of $99.3 million and $95.9 million, respectively, under this program. Our retained interests in accounts receivable available for securitization and recorded as a component of accounts receivable were $36.4 million and $37.1 million at June 30, 2003 and 2002, respectively.

The 2003 Securitization Program is required to be renewed periodically, and it is our intention to continuously obtain that renewal when required. However, certain provisions of the 2003 Securitization Program will require annual approval. Non-renewal or non-annual approval of this agreement would result in our requirement to otherwise finance the amounts securitized. In the event of a decrease of our eligible accounts receivable or non-renewal or non-annual approval of our securitization program, we would have to utilize alternative sources of capital to fund that portion of our working capital needs.

## NOTE 5 – INVENTORIES

Inventories consisted of the following:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Finished goods | $ 273,803 | $ 260,783 |
| Work in process and powder blends | 109,295 | 91,871 |
| Raw materials and supplies | 36,514 | 34,452 |
| Inventories at current cost | 419,612 | 387,106 |
| Less LIFO valuation | (27,357) | (42,030) |
| Total inventories | $ 392,255 | $ 345,076 |

We used the LIFO method of valuing our inventories for approximately 40 and 49 percent of total inventories at June 30, 2003 and 2002, respectively. We use the LIFO method in order to more closely match current costs with current revenues, thereby reducing the effects of inflation on earnings.

## NOTE 6 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Accrued employee benefits | $ 28,898 | $ 21,378 |
| Payroll, state and local taxes | 7,799 | 5,234 |
| Accrued interest expense | 1,687 | 1,355 |
| Derivative financial instruments | 3,539 | 6,944 |
| Environmental reserve | 6,310 | 3,723 |
| Restructuring reserve | 24,868 | 8,456 |
| Other accrued expenses | 45,986 | 34,992 |
| Total other current liabilities | $ 119,087 | $ 82,082 |

## NOTE 7 – LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital lease obligations consisted of the following:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| 7.2% Senior Unsecured Notes due 2012 net of discount of $1.0 million and $1.1 million for 2003 and 2002, respectively. Also including interest rate swap adjustments in 2003 of $23.7 million and ($0.9 million) in 2002. | $ 322,667 | $ 297,958 |
| 2002 Credit Agreement: | | |
| U.S. Dollar-denominated borrowings, 2.055% to 2.625% in 2003, due 2005 | 75,000 | 81,500 |
| Euro-denominated borrowings, 3.165% to 3.44375% in 2003, due 2005 | 92,184 | – |
| Yen-denominated borrowings, 1.0875% in 2003, due 2005 | 14,036 | – |
| Total 2002 Credit Agreement borrowings | 181,220 | 81,500 |
| Yen Credit Facility, 0.83% in 2002, due 2003 | – | 14,083 |
| Lease of office facilities and equipment with terms expiring through 2008 at 3.25% to 4.73% | 11,948 | 8,982 |
| Other | 1,914 | 1,918 |
| Total debt and capital leases | 517,749 | 404,441 |
| Less current maturities: | | |
| Long-term debt | (311) | (14,621) |
| Capital leases | (2,596) | (1,933) |
| Total current maturities | (2,907) | (16,554) |
| Long-term debt and capital leases | $ 514,842 | $ 387,887 |

*Senior Unsecured Notes* On June 19, 2002, we issued $300 million of 7.2% Senior Unsecured Notes due 2012 (Senior Unsecured Notes). These notes were issued at 99.629% of the face amount and yielded $294.3 million of net proceeds after related financing fees. The proceeds of this debt issuance were utilized to repay senior bank indebtedness. Interest is payable semi-annually on June 15th and December 15th of each year commencing December 15, 2002. The Senior Unsecured Notes contain covenants that restrict our ability to create liens, enter into sale-leaseback transactions or certain consolidations or mergers, or sell all or substantially all of our assets. As discussed under "Financial Instruments and Derivatives," in April 2003, we terminated interest rate swap agreements that converted the interest rate on $200 million of the Senior Unsecured Notes from fixed to floating interest rates. This transaction resulted in cash proceeds of $15.5 million which is included in the Senior Unsecured Note balance of $322.7 million at June 30, 2003. This gain will be amortized as a component of interest expense over the life of the debt using the effective interest rate method. During 2003, we entered into a new interest rate swap agreement with a notional amount of $200 million, and a maturity date of June 2012. As of June 30, 2003, we recorded a gain of $8.4 million related to these contracts. We record the gain or loss on these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes.

*2002 Credit Agreement* We also entered into a three-year, multi-currency, revolving credit facility with a group of financial institutions (2002 Credit Agreement). The 2002 Credit Agreement originally permitted revolving credit loans of up to $650 million for working capital, capital expenditures and general corporate purposes and replaced the previous Bank Credit Agreement, the Euro Credit Agreement and the Yen Credit Facility discussed below. The 2002 Credit Agreement allows for borrowings in U.S. dollars, Euro, Canadian dollars, Pound Sterling and Japanese Yen.

In June 2003, we provided written notice to the administrative agent indicating our decision to reduce the 2002 Credit Agreement from $650 million to $500 million. This resulted in a write-down of a portion of deferred financing fees of $0.5 million. Interest payable under the 2002 Credit Agreement is based upon the type of borrowing under the facility and may be (1) the greater of the prime rate and the federal funds effective rate plus 0.50%, (2) Euro-currency rates plus an applicable margin or (3) a quoted fixed rate offered by one or more lenders at the time of borrowing.

The 2002 Credit Agreement contains various covenants with which we must be in compliance including three financial covenants: a maximum leverage ratio, a maximum fixed charge coverage ratio and a minimum consolidated net worth. As of June 30, 2003, outstanding borrowings under this agreement were $181.2 million and we had the ability to borrow under this agreement or otherwise have additional debt of up to $108.7 million and be in compliance with the maximum leverage ratio financial covenant. The maximum leverage ratio financial covenant requires that we maintain at the end of each fiscal quarter a specified consolidated leverage ratio (as that term is defined in this agreement).

*Previous Debt Agreements* In 1998, we entered into a $1.4 billion Bank Credit Agreement. Subject to certain conditions, the Bank Credit Agreement permitted term loans of up to $500 million and revolving credit loans of up to $900 million for working capital, capital expenditures and general corporate purposes.

The Yen Credit Facility was entered into on January 28, 1999 and allowed for Japanese Yen-denominated borrowings up to JPY 1.68 billion. The facility matured on July 27, 2002 and was not renewed. The proceeds from the 2002 Credit Agreement were used to pay the outstanding balance.

On December 20, 2000, we entered into a EUR 212 million Euro-denominated revolving credit facility (Euro Credit Agreement) to partially hedge the foreign exchange exposure of our net investment in Euro-based subsidiaries and to diversify our interest rate exposure. Amounts borrowed under the Euro Credit Agreement were required to be used to repay indebtedness under the Bank Credit Agreement and, to the extent the Bank Credit Agreement was repaid, for working capital and general corporate purposes. On January 8, 2001, we borrowed EUR 212 million under this facility to meet our obligation under then outstanding Euro-denominated forward foreign exchange contracts. The proceeds from the Euro-denominated forward foreign exchange contracts of $191.1 million were used to repay amounts borrowed under the Bank Credit Agreement. Subsequently, the availability under the Bank Credit Agreement was permanently reduced from $900 million to $700 million, resulting in a write-down of a portion of deferred financing fees of $0.3 million. This charge was recorded as a component of interest expense.

The Bank Credit Agreement and the Euro Credit Agreement were cancelled in June 2002 when we repaid both facilities using proceeds raised from the public debt offering, the capital stock issuance and the 2002 Credit Agreement.

Future principal maturities of long-term debt are $0.3 million, $0.4 million, $181.6 million, $0.2 million and $0.1 million, respectively, in 2004 through 2008.

Future minimum lease payments under capital leases for the next five years and thereafter in total are as follows:

| (in thousands) | |
|---|---|
| 2004 | $ 3,263 |
| 2005 | 2,627 |
| 2006 | 3,749 |
| 2007 | 1,325 |
| 2008 | 1,459 |
| After 2008 | 1,671 |
| Total future minimum lease payments | 14,094 |
| Less amount representing interest | (2,146) |
| Amount recognized as capital lease obligation | $ 11,948 |

Our secured debt at June 30, 2003 are industrial revenue bond obligations of $1.3 million and the capitalized lease obligations of $11.9 million. These obligations are secured by the underlying assets.

## NOTE 8 – NOTES PAYABLE AND LINES OF CREDIT

Notes payable to banks of $7.9 million and $6.9 million at June 30, 2003 and 2002, respectively, represent short-term borrowings under international credit lines with commercial banks. These credit lines, translated into U.S. dollars at June 30, 2003 exchange rates, totaled $125.9 million at June 30, 2003, of which $117.8 million was unused. The weighted average interest rate for notes payable and lines of credit was 5.84 percent and 2.78 percent at June 30, 2003 and 2002, respectively. The increase in the weighted average interest rate is associated with notes payable that were acquired during the Widia acquisition. These notes carried a significantly higher interest rate than Kennametal's historical rates.

## NOTE 9 – INCOME TAXES

Income before income taxes and the provision for income taxes consisted of the following:

| (in thousands) | 2003 | 2002 | 2001[1] |
|---|---|---|---|
| Income before provision for income taxes: | | | |
| United States | $ 15,954 | $ 11,564 | $ 35,108 |
| International | 18,336 | 47,487 | 59,221 |
| Total income before provision for income taxes and minority interest | $ 34,290 | $ 59,051 | $ 94,329 |
| Current income taxes: | | | |
| Federal | $ (5,362) | $ (17,303) | $ 26,435 |
| State | 55 | 1,070 | 5,034 |
| International | 12,258 | 19,255 | 15,234 |
| Total current income taxes | 6,951 | 3,022 | 46,703 |
| Deferred income taxes | 7,349 | 15,878 | (9,403) |
| Provision for income taxes | $ 14,300 | $ 18,900 | $ 37,300 |
| Effective tax rate | 41.7% | 32.0% | 39.5% |

[1]Taxes of $16.8 million in the 2001 annual report were previously classified as current and have been reclassified to deferred taxes.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Income taxes at U.S. statutory rate | $ 12,002 | $ 20,668 | $ 33,015 |
| State income taxes, net of federal tax benefits | 915 | 2,656 | 2,696 |
| Nondeductible goodwill | – | – | 5,557 |
| Combined tax effects of international income | (7,465) | (5,773) | (4,899) |
| International losses with no related tax benefits | 8,003 | 990 | 1,135 |
| Capital loss utilization | (3,344) | – | – |
| *Electronics impairment charge* | 4,765 | – | – |
| Other | (576) | 359 | (204) |
| Provision for income taxes | $ 14,300 | $ 18,900 | $ 37,300 |

Deferred tax assets and liabilities consisted of the following:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 42,643 | $ 9,602 |
| Inventory valuation and reserves | 24,025 | 23,630 |
| Pension benefits | 12,218 | – |
| Other postretirement benefits | 19,318 | 18,721 |
| Accrued employee benefits | 16,663 | 17,962 |
| Hedging activities | 20,031 | 3,315 |
| FTC carryforward | 3,314 | 3,525 |
| Other | 21,659 | 20,602 |
| Total | 159,871 | 97,357 |
| Valuation allowance | (35,998) | (6,600) |
| Total deferred tax assets | $ 123,873 | $ 90,757 |
| Deferred tax liabilities: | | |
| Tax depreciation in excess of book | $ 44,091 | $ 47,321 |
| Pension benefits | – | 16,827 |
| Other | 8,966 | 7,804 |
| Total deferred tax liabilities | $ 53,057 | $ 71,952 |

Deferred income taxes were not provided on cumulative undistributed earnings of international subsidiaries and affiliates. At June 30, 2003, unremitted earnings of non-U.S. subsidiaries were determined to be permanently reinvested. It is not practical to estimate the income tax effect that might be incurred if earnings were remitted to the United States.

Included in deferred tax assets at June 30, 2003 are unrealized tax benefits totaling $42.6 million related to net operating loss carryforwards. Of that amount, $3.7 million expire through June 2008, $1.0 expire through June 2013, another $1.0 million expire through June 2018 and the remaining $36.9 million do not expire. The realization of these tax benefits is contingent on future taxable income in certain international operations. A valuation allowance of $30.4 million has been placed against certain losses resulting in a net deferred asset related to net operating loss carryforwards of $12.2 million. Of this amount, $10.0 million relates to net operating loss carryforwards in Germany, $0.7 million are associated with Brazil, and $1.5 million related to Spain, Belgium and South Africa. A valuation allowance of $5.5 million has been placed on other deferred tax assets in the United Kingdom.

## NOTE 10 – PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

We sponsor several pension plans that cover substantially all employees. Pension benefits under defined benefit pension plans are based on years of service and, for certain plans, on average compensation immediately preceding retirement. We fund pension costs in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, for U.S. plans and in accordance with local regulations or customs for non-U.S. plans. Additionally, we maintain a supplemental early executive retirement plan for various executives. The liability associated with this plan is also included in the pension disclosure below.

We presently provide varying levels of postretirement health care and life insurance benefits to most U.S. employees. Postretirement health care benefits are available to employees and their spouses retiring on or after age 55 with 10 or more years of service after age 40. Beginning with retirements on or after January 1, 1998, our portion of the costs of postretirement health care benefits are capped at 1996 levels.

The funded status of our pension plans and amounts recognized in the consolidated balance sheets were as follows:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, beginning of year | $ 417,070 | $ 387,977 |
| Service cost | 13,098 | 11,195 |
| Interest cost | 30,103 | 27,328 |
| Participant contributions | 729 | 642 |
| Actuarial (gains) losses | 65,389 | 3,705 |
| Benefits paid | (19,288) | (20,450) |
| Effect of curtailment and other | – | 63 |
| Effect of acquired businesses | 40,475 | 516 |
| Foreign currency translation adjustments | 14,992 | 5,950 |
| Plan amendments | – | 144 |
| Benefit obligation, end of year | $ 562,568 | $ 417,070 |
| Change in plan assets: | | |
| Fair value of plan assets, beginning of year | $ 403,388 | $ 443,217 |
| Actual return on plan assets | 5,591 | (25,245) |
| Company contributions | 5,021 | 1,947 |
| Participant contributions | 729 | 642 |
| Benefits paid | (19,288) | (19,489) |
| Other | (435) | 21 |
| Effect of acquired businesses | 6,625 | – |
| Foreign currency translation adjustments | 3,799 | 2,295 |
| Fair value of plan assets, end of year | $ 405,430 | $ 403,388 |
| Funded status of plans | $(157,138) | $ (13,682) |
| Unrecognized transition obligation | 2,483 | 963 |
| Unrecognized prior service cost | 5,283 | 6,009 |
| Unrecognized actuarial losses | 134,058 | 27,190 |
| Net accrued (liability) benefit | $ (15,314) | $ 20,480 |
| Amounts recognized in the balance sheet consist of: | | |
| Prepaid benefit | $ 1,589 | $ 48,666 |
| Intangible assets | 8,382 | 4,926 |
| Accumulated other comprehensive income | 86,405 | 7,195 |
| Accrued benefit obligation | (111,690) | (40,307) |
| Net accrued (liability) benefit | $ (15,314) | $ 20,480 |

Prepaid pension benefits are included in other long-term assets. Accrued pension benefit obligations are included in other long-term liabilities. U.S. defined benefit pension plan assets consist principally of common stocks, corporate bonds and U.S. government securities. International defined benefit pension plan assets consist principally of common stocks, corporate bonds and government securities.

To the best of our knowledge and belief, the asset portfolios of our defined benefit plans do not contain our capital stock. We do not issue insurance contracts to cover future annual benefits of defined benefit plan participants. Transactions between us and our defined benefit plans include the reimbursement of plan expenditures incurred by us on behalf of the plans. To the best of our knowledge and belief, the reimbursement of cost is permissible under current ERISA or local government law.

Included in the above information are pension plans with accumulated benefit obligations exceeding the fair value of plan assets as follows:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Projected benefit obligation | $551,382 | $ 74,753 |
| Accumulated benefit obligation | 504,590 | 68,758 |
| Fair value of plan assets | 393,739 | 28,709 |

The components of net pension (benefit) cost include the following:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost | $ 13,098 | $ 11,195 | $ 11,317 |
| Interest cost | 30,103 | 27,328 | 26,368 |
| Expected return on plan assets | (43,166) | (45,367) | (43,526) |
| Amortization of transition obligation | (1,355) | (1,998) | (2,052) |
| Amortization of prior service cost | 772 | 757 | 428 |
| Recognition of actuarial gains | (495) | (2,317) | (2,836) |
| Net benefit | $ (1,043) | $ (10,402) | $ (10,301) |

The significant actuarial assumptions used to determine the present value of net pension obligations were as follows:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Discount rate: | | | |
| U.S. plans | 6.0% | 7.3% | 7.5% |
| International plans | 5.0–6.3% | 6.0–6.8% | 5.5–6.8% |
| Rates of future salary increases: | | | |
| U.S. plans | 4.5% | 4.5% | 4.5% |
| International plans | 3.0–4.0% | 3.3–4.0% | 3.0–4.3% |
| Rates of return on plan assets: | | | |
| U.S. plans | 8.5% | 9.5% | 10.0% |
| International plans | 6.5–7.3% | 6.5–7.3% | 6.5–8.0% |

The funded status of our other postretirement benefit plan and amounts recognized in the consolidated balance sheets were as follows:

| (in thousands) | 2003 | 2002 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation, beginning of year | $ 42,120 | $ 41,122 |
| Service cost | 1,259 | 1,291 |
| Interest cost | 2,930 | 2,950 |
| Actuarial losses | 2,359 | 165 |
| Benefits paid | (3,403) | (3,408) |
| Benefit obligation, end of year | $ 45,265 | $ 42,120 |
| Funded status of plans | $ (45,265) | $ (42,120) |
| Unrecognized prior service cost | 672 | 1,078 |
| Unrecognized actuarial gains | (2,053) | (4,279) |
| Net accrued obligation | $ (46,646) | $ (45,321) |

The components of other postretirement cost include the following:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Service cost | $ 1,259 | $ 1,291 | $ 1,130 |
| Interest cost | 2,930 | 2,950 | 2,744 |
| Amortization of prior service cost | 406 | 406 | 406 |
| Recognition of actuarial gains | (108) | (247) | (753) |
| Net cost | $ 4,487 | $ 4,400 | $ 3,527 |

The discount rate used to determine the present value of the other postretirement benefit obligation was 6.0%, 7.3% and 7.5% in 2003, 2002 and 2001, respectively. The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 9% in 2003 and was assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the cost components and obligation for the health care plans. A change of one percentage point in the assumed health care cost trend rates would have the following effects on the total service and interest cost components of other postretirement cost and the other postretirement benefit obligation at June 30, 2003:

| (in thousands) | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 200 | $ (170) |
| Effect on other postretirement benefit obligation | 2,140 | (1,850) |

We also sponsor several defined contribution pension plans. Pension costs for defined contribution plans were $12.4 million, $9.1 million and $12.1 million in 2003, 2002 and 2001, respectively. Effective October 1, 1999, company contributions to U.S. defined contribution pension plans are made primarily in our capital stock, resulting in the issuance of 146,350, 155,097 and 331,960 shares during 2003, 2002 and 2001, respectively, with a market value of $4.4 million, $5.8 million and $9.2 million, respectively. We temporarily suspended all company contributions to certain defined contribution plans from January 1, 2002 through January 1, 2003.

We provide for postemployment benefits pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits." We accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. Postemployment benefit costs were not significant in 2003, 2002 and 2001.

## NOTE 11 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive income (loss) consist of the following:

| Twelve Months Ended June 30 (in thousands), | 2003 | 2002 |
|---|---|---|
| Income before cumulative effect of change in accounting principle | $ 18,130 | $ 38,498 |
| Cumulative effect of change in accounting principle, net of tax | – | (250,406) |
| Unrealized (loss) gain on derivatives designated and qualified as cash flow hedges, net of tax | (4,879) | (1,372) |
| Reclassification of unrealized gain (loss) on matured derivatives, net of tax | 5,157 | (1,902) |
| Unrealized gain (loss) on marketable equity securities available-for-sale, net of tax | 321 | (1,774) |
| Minimum pension liability adjustment, net of tax | (54,696) | 945 |
| Foreign currency translation adjustments | 51,163 | 23,104 |
| Comprehensive income (loss) | $ 15,196 | $(194,797) |

| As of June 30, 2003 (in thousands) | Pre-tax | Tax | After-tax |
|---|---|---|---|
| Unrealized loss on marketable equity securities available-for-sale | $ (273) | $ 104 | $ (169) |
| Unrealized loss on derivatives designated and qualified as cash flow hedges | (8,900) | 3,382 | (5,518) |
| Minimum pension liability adjustment | (86,405) | 27,244 | (59,161) |
| Foreign currency translation adjustments | (25,819) | 32,954 | 7,135 |
| Total accumulated other comprehensive (loss) | $(121,397) | $ 63,684 | $ (57,713) |

| As of June 30, 2002 (in thousands) | Pre-tax | Tax | After-tax |
|---|---|---|---|
| Unrealized loss on marketable equity securities available-for-sale | $ (791) | $ 301 | $ (490) |
| Unrealized loss on derivatives designated and qualified as cash flow hedges | (9,339) | 3,543 | (5,796) |
| Minimum pension liability adjustment | (7,195) | 2,730 | (4,465) |
| Foreign currency translation adjustments | (47,520) | 3,492 | (44,028) |
| Total accumulated other comprehensive (loss) | $ (64,845) | $ 10,066 | $ (54,779) |

## NOTE 12 – RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

*In accordance with SFAS No. 144, in June 2003, we completed an assessment of the carrying value of certain* long-lived assets in the Electronics business. As a result of this assessment, we recorded a pre-tax charge of $16.1 million ($15.3 million after-tax) as a component of restructuring and asset impairment charges. The charge is a result of price declines caused by persistent global over-capacity and low-cost Asia competition. The fixed asset impairment charge reduced the book value of the Electronics business' assets to $2.6 million.

***2003 Facility Consolidation Program*** In June 2003, we approved a facility consolidation program. This program is expected to have restructuring charges of approximately $2.5 million. The plan includes the closure of two regional operating centers and the Framingham manufacturing facility and a workforce reduction. In conjunction with the program we recorded an asset write-down related to fixed assets that will be disposed of as a result of the restructuring program. All actions pertain to the MSSG segment. All costs associated with the restructuring program are expected to be incurred and paid by December 31, 2003, except certain lease costs which may extend to 2004.

| (in thousands) | Accrual at June 30, 2002 | Expense | Asset Write-down | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Employee severance | $ – | $ 1,188 | $ – | $ – | $ 1,188 |
| Facility rationalization | – | 460 | (316) | – | 144 |
| Total | $ – | $ 1,648 | $ (316) | $ – | $ 1,332 |

*2003 Workforce Restructuring Program* In October 2002, we announced a global salaried workforce reduction of approximately five percent. The reduction as announced was expected to cost between $9 million and $10 million. The expected cost was revised to $8.0 million as the plan was subsequently completed as of June 30, 2003. The program resulted in $2.8 million of charges for the MSSG segment, $2.6 million for AMSG, $1.3 million for J&L, $0.1 million for FSS and $1.2 million for Corporate. The components of the restructuring accrual at June 30, 2003 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Employee severance | $ – | $ 8,345 | $ (434) | $ (6,076) | $ 1,835 |
| Total | $ – | $ 8,345 | $ (434) | $ (6,076) | $ 1,835 |

The restructuring accrual at June 30, 2003 represents expected future cash payments for these obligations over the next six months. The expense adjustments represent revision in original cost estimates related to this plan.

*Widia Integration* In addition to the 2003 Workforce Restructuring Program, we have implemented two Widia acquisition-related integration programs (Kennametal Integration Restructuring Program and the Widia Integration Plan) which together are expected to result in a global headcount reduction of between 650 and 700 positions. We have substantially completed the integration plan and, as of June 30, we have closed six sales offices, two manufacturing facilities and closed or consolidated four warehouses. As of June 30, 2003, we have terminated approximately 545 employees in Europe and India and expect the remaining workforce reduction to be within our original estimates. We expect the completion of all integration activities in the second quarter of 2004.

*Kennametal Integration Restructuring Program* This program includes employee severance costs associated with existing Kennametal facilities.

The components of the restructuring accrual at June 30, 2003 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|
| Employee severance | $ – | $ 6,956 | $ (3,316) | $ 3,640 |
| Total | $ – | $ 6,956 | $ (3,316) | $ 3,640 |

*Widia Integration Plan* In connection with the acquisition, we have established a Widia integration plan to develop centers of excellence in functional areas and enable long-term growth and competitive advantages. Costs that are incurred under this plan will be accounted for under EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." As a result, these costs have been recorded as part of the Widia purchase price allocation.

| (in thousands) | Accrual at June 30, 2002 | Adjustment to Goodwill | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|
| Facility rationalizations | $ – | $ 4,678 | $ (3,321) | $ 1,357 |
| Employee severance | – | 19,783 | (4,849) | 14,934 |
| Terminated contracts | – | 1,401 | (938) | 463 |
| Total | $ – | $ 25,862 | $ (9,108) | $ 16,754 |

*Widia Restructuring* In connection with our acquisition of Widia, we assumed $2.4 million of restructuring accruals related to restructuring programs initiated by Widia prior to the acquisition date. These programs, initiated in December 2001, relate to the severance of 156 European employees in both production and administration. The accrual balance at June 30, 2003 of $0.2 million represents a decrease of $2.2 million related to cash payments made during the period since acquisition.

*2002 AMSG and MSSG Restructuring* In November 2001, we announced a restructuring program whereby we recognized special charges of $18 million. This was done in response to continued steep declines in the end market demand in the Electronics and Industrial Products Group businesses. All initiatives under this program have been implemented and completed.

These costs are related to the closing and consolidation of the AMSG electronics facility in Chicago, Ill., and MSSG Industrial Products Group's Pine Bluff, Ark. and Monticello, Ind. locations, the production of a particular line of products in Rogers, Ark. and several customer service centers. As a result, we recorded restructuring charges of $14.8 million during 2002 related to exit costs associated with these actions, including severance for substantially all 337 employees at the closed facilities. We also recorded a charge of $2.5 million related to severance for 84 individuals, primarily in the MSSG segment. The components of the charges and the accrual at June 30, 2002 for this program are as follows:

| (in thousands) | Accrual at June 30, 2002 | Expense | Expense Adjustment | Cash Expenditures | Accrual at June 30, 2003 |
|---|---|---|---|---|---|
| Facility rationalizations | $ 2,977 | $ 15 | $ (511) | $ (2,180) | $ 301 |
| Employee severance | 1,220 | 110 | (2) | (1,229) | 99 |
| Total | $ 4,197 | $ 125 | $ (513) | $ (3,409) | $ 400 |

The restructuring accrual at June 30, 2002 represents future cash payments for these obligations, of which the majority are expected to occur over the next six months. The expense adjustments represent revisions in original cost estimates related to this plan.

*2002 and 2001 J&L and FSS Business Improvement Programs* In the J&L segment for 2001, we recorded a restructuring and asset impairment charge of $2.5 million for severance of 115 individuals, $1.8 million associated with the closure of 11 underperforming satellite locations, including certain German operations, and $0.7 million for the exiting of three warehouses. This includes a $0.4 million non-cash write-down of the book value of certain property, plant and equipment, net of salvage value, that we determined would no longer be utilized in ongoing operations. In the FSS segment for 2001, we recorded restructuring charges of $0.6 million for severance related to eight individuals.

In 2002, we continued our J&L and FSS business improvement programs initiated in 2001. In the J&L segment during 2002, we recorded restructuring and asset impairment charges of $5.3 million related to the write-down of a portion of the value of a business system, $2.5 million for severance for 81 individuals and $1.7 million related to the closure of 10 satellites and two call centers. In the FSS segment for 2002, we recorded restructuring charges of $0.7 million for severance related to 34 individuals. Total special charges related to this plan were $19 million which are consistent with our original estimates of $15 to $20 million. During the third quarter of 2003, we completed the 2001 J&L and FSS Business Improvement Programs and have incurred cash payments of $1.2 million, $3.2 million and $4.4 million related to this program in 2003, 2002 and 2001, respectively.

*2001 Core-Business Resize Program* In 2001, we took actions to reduce our salaried workforce in response to the weakened U.S. manufacturing sector. As a result of implementing this core-business resize program, we recorded a restructuring charge in 2001 of $4.6 million related to severance for 209 individuals. All employee benefit initiatives under these programs have been implemented and the program has been completed. Cash expenditures were $0.3 million, $1.9 million and $2.2 million in 2003, 2002 and 2001, respectively.

## NOTE 13 – FINANCIAL INSTRUMENTS

The methods used to estimate the fair value of our financial instruments are as follows:

*Cash and Equivalents, Current Maturities of Long-Term Debt and Notes Payable to Banks* The carrying amounts approximate their fair value because of the short maturity of the instruments.

*Marketable Equity Securities* The fair value is estimated based on the quoted market price of this security, as adjusted for the currency exchange rate at June 30.

*Long-Term Debt* Fixed rate debt has a fair market value of $334 million and $298 million in 2003 and 2002, respectively. Fair value was determined using discounted cash flow analysis and our incremental borrowing rates for similar types of arrangements.

*Foreign Exchange Contracts* The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $136.5 million and $197.7 million at June 30, 2003 and 2002, respectively. We would have received $2.5 million at June 30, 2002, and would have paid $3.1 million at June 30, 2003, to settle these contracts, representing the fair value of these agreements. Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2003 and 2002. Fair value was estimated based on quoted market prices of comparable instruments.

*Interest Rate Swap Agreements* At June 30, 2003 and 2002, we had interest rate swap agreements outstanding that effectively convert a notional amount of $53.6 million and $150.0 million, respectively, of debt from floating to fixed interest rates. At June 30, 2003 and 2002, we would have paid $1.6 million and $5.5 million, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements.

During 2002, we entered into interest rate swap agreements which mature in 2012, to convert $200 million of our fixed rate debt to floating rate debt. These contracts require periodic settlement; the difference between amounts to be received and paid under the interest rate swap agreements is recognized in interest expense. In April 2003, we terminated these contracts and received a cash payment of $15.5 million. This gain will be amortized as a component of interest expense over the life of the debt using the effective interest rate method. Upon termination of the contracts in April, we entered into a new interest rate swap agreement with a notional amount of $200 million and a maturity date of June 2012. As of June 30, 2003, we have recorded a gain of $8.4 million related to these contracts. We record the gain or loss of these contracts in the balance sheet, with the offset to the carrying value of the Senior Unsecured Notes. Any gain or loss resulting from changes in the fair value of these contracts offset the corresponding gains or losses from changes in the fair values of the Senior Unsecured Notes. As a result, changes in the fair value of these contracts had no net impact on current year earnings.

Under SFAS No. 133, the carrying value equals the fair value for these contracts at June 30, 2003 and 2002. Fair value was estimated based on the mark-to-market value of the contracts which closely approximates the amount that we would receive or pay to terminate the agreements at year end.

*Concentrations of Credit Risk* Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, we make temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are significantly reduced because we serve numerous customers in many industries and geographic areas.

We are exposed to counterparty credit risk for nonperformance of derivatives and, in the unlikely event of nonperformance, to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We do not anticipate nonperformance by any of the counterparties. As of June 30, 2003 and 2002, we had no significant concentrations of credit risk.

## NOTE 14 – STOCK OPTIONS, AWARDS AND PURCHASE PLAN

Stock options generally are granted to eligible employees at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. During 2002, Kennametal established the Kennametal Inc. Stock and Incentive Plan of 2002 ("the 2002 Plan") pursuant to which eligible individuals may be granted awards. The 2002 Plan eliminated grants or awards under any prior stock option plan. Prior to the approval of the 2002 Plan, Kennametal had four plans under which options were granted: the 1992 Plan, the 1996 Plan and two 1999 Plans.

Under provisions of the 2002 Plan, participants may deliver our stock, owned by the holder for at least six months, in payment of the option price and receive credit for the fair market value of the shares on the date of delivery. The fair value of shares delivered in each of 2002 and 2001 was $0.2 million. Shares delivered in 2003 were not significant.

Stock option activity for 2003, 2002 and 2001 is set forth below:

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| Number of Options | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Options outstanding, beginning of year | 3,307,854 | $32.08 | 2,913,436 | $32.08 | 2,856,298 | $33.05 |
| Granted | 1,029,975 | 30.57 | 964,025 | 38.67 | 726,850 | 25.51 |
| Exercised | (63,672) | 26.49 | (382,542) | 28.54 | (263,719) | 22.48 |
| Lapsed and forfeited | (248,740) | 35.98 | (187,065) | 45.24 | (405,993) | 34.40 |
| Options outstanding, end of year | 4,025,417 | $32.91 | 3,307,854 | $33.75 | 2,913,436 | $32.08 |
| Options exercisable, end of year | 2,276,984 | $33.20 | 1,882,539 | $33.37 | 1,959,311 | $34.99 |
| Weighted average fair value of options granted during the year | | $ 8.77 | | $12.24 | | $ 7.95 |

Stock options outstanding at June 30, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Options | Weighted Remaining Contractual Life (years) | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| $20.63–$24.47 | 717,540 | 6.53 | $23.74 | 553,064 | $23.56 |
| 24.75– 28.13 | 490,727 | 6.35 | 26.28 | 459,814 | 26.31 |
| 28.16– 29.64 | 133,000 | 9.29 | 29.50 | 20,501 | 29.16 |
| 29.81 | 700,275 | 9.06 | 29.81 | 0 | 0 |
| 29.82– 36.15 | 490,614 | 6.43 | 32.58 | 302,033 | 31.64 |
| 36.28– 38.30 | 296,200 | 3.34 | 37.16 | 273,405 | 37.17 |
| 38.44 | 590,352 | 8.08 | 38.44 | 202,180 | 38.44 |
| 38.51– 48.56 | 479,709 | 6.22 | 44.94 | 338,987 | 46.75 |
| 49.25– 53.97 | 127,000 | 4.51 | 51.44 | 127,000 | 51.44 |
| | 4,025,417 | 6.92 | $32.91 | 2,276,984 | $33.20 |

In addition to stock option grants, the 2002 Plan permits the award of restricted stock to directors, officers and key employees. During 2003, 2002 and 2001, we granted restricted stock awards of 286,075, 124,298 and 75,790 shares, respectively, which vest over periods of one to six years from the grant date. For some grants, vesting may accelerate due to achieving certain performance goals. Restricted stock awards are considered unearned compensation until vesting occurs due to the passage of time or achievement of certain performance goals. As of June 30, 2003, 2002 and 2001, unearned compensation related to restricted stock was $9.1 million, $4.7 million and $1.9 million, respectively. Unearned compensation is amortized to expense over the vesting period. Compensation expense related to these awards was $4.9 million, $2.0 million and $2.6 million in 2003, 2002 and 2001, respectively.

On October 24, 2000, our shareowners approved the Employee Stock Purchase Plan (ESPP), which provides for the purchase by employees of up to 1.5 million shares of capital stock through payroll deductions. Employees who choose to participate in the ESPP receive an option to purchase capital stock at a discount equal to the lower of 85 percent of the fair market value of the capital stock on the first or last day of a purchase period. The ESPP was launched on February 1, 2001 and employees purchased 31,580 and 24,944 shares under the ESPP during 2003 and 2002, respectively.

## NOTE 15 – ENVIRONMENTAL MATTERS

We are involved in various environmental cleanup and remediation activities at several of our manufacturing facilities. In addition, we are currently named as a potentially responsible party (PRP) at the Li Tungsten Superfund site in Glen Cove, New York. In December 1999, we recorded a remediation reserve of $3.0 million with respect to our involvement in these matters, which is recorded as a component of operating expense. This represents our best estimate of the undiscounted future obligation based on our evaluations and discussions with outside counsel and independent consultants, and the current facts and circumstances related to these matters. We recorded this liability because certain events occurred, including the identification of other PRPs, an assessment of potential remediation solutions and direction from the government for the remedial action plan, that clarified our level of involvement in these matters and our relationship to other PRPs. This led us to conclude that it was probable that a liability had been incurred. At June 30, 2003, we have an accrual of $2.8 million recorded relative to this environmental issue.

In addition to the amount currently reserved, we may be subject to loss contingencies related to these matters estimated to be up to an additional $3.0 million. We believe that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence. The reserved and unreserved liabilities for all environmental concerns could change substantially in the near term due to factors such as the nature and extent of contamination, changes in remedial requirements, technological changes, discovery of new information, the financial strength of other PRPs, the identification of new PRPs and the involvement of and direction taken by the government on these matters.

Additionally, we also maintain reserves for other potential environmental issues associated with our domestic operations and a location operated by our German subsidiary. At June 30, 2003, the total of these accruals was $1.3 million and represents anticipated costs associated with the remediation of these issues. Cash payments of $0.1 million have been made against this reserve during the year.

As a result of the Widia acquisition, we have established an environmental reserve of $6.2 million. This reserve will be used for environmental clean-up and remediation activities at several Widia manufacturing locations. This liability represents our best estimate of the future obligation based on our evaluations and discussions with independent consultants and the current facts and circumstances related to these matters. This liability has been recorded as part of the Widia acquisition and has not been reflected in our operating results.

We maintain a Corporate Environmental, Health and Safety (EH&S) Department, as well as an EH&S Policy Committee, to ensure compliance with environmental regulations and to monitor and oversee remediation activities. In addition, we have established an EH&S administrator at each of our global manufacturing facilities. Our financial management team periodically meets with members of the Corporate EH&S Department and the Corporate Legal Department to review and evaluate the status of environmental projects and contingencies. On a quarterly basis, we establish or adjust financial provisions and reserves for environmental contingencies in accordance with SFAS No. 5, "Accounting for Contingencies."

## NOTE 16 – COMMITMENTS AND CONTINGENCIES

*Legal Matters* Various lawsuits arising during the normal course of business are pending against us. In our opinion, the ultimate liability, if any, resulting from these matters will have no significant effect on our consolidated financial positions or results of operations.

*Lease Commitments* We lease a wide variety of facilities and equipment under operating leases, primarily for warehouses, production and office facilities and equipment. Lease expense under these rentals amounted to $26.7 million, $23.5 million and $24.2 million in 2003, 2002 and 2001, respectively. Future minimum lease payments for non-cancelable operating leases are $18.3 million, $14.9 million, $10.4 million, $8.9 million and $7.1 million for the years 2004 through 2008 and $24.3 million thereafter.

*Purchase Commitments* We have purchase commitments for materials, supplies, and machinery and equipment as part of the ordinary conduct of business. A few of these commitments extend beyond one year and are based on minimum purchase requirements. In the aggregate, we believe these commitments are not at prices in excess of current market.

*Other Contractual Obligations* We do not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect our liquidity.

*Related Party Transactions* We do not have any related party transactions that affect our operations, results of operations, cash flow or financial condition.

## NOTE 17 – RIGHTS PLAN

On July 24, 2000, our Board of Directors adopted a new shareowner rights plan to replace our previous plan, which had been in effect since 1990. The new plan became effective upon the expiration of the previous plan on November 2, 2000 and provided for the distribution to shareowners of one stock purchase right for each share of capital stock held as of September 5, 2000. Each right entitles a shareowner to buy 1/100th of a share of a new series of preferred stock at a price of $120 (subject to adjustment).

The rights are exercisable only if a person or group of persons acquires or intends to make a tender offer for 20 percent or more of our capital stock. If any person acquires 20 percent of the capital stock, each right will entitle the other shareowners to receive that number of shares of capital stock having a market value of two times the exercise price. If we are acquired in a merger or other business combination, each right will entitle the shareowners to purchase at the exercise price that number of shares of the acquiring company having a market value of two times the exercise price. The rights will expire on November 2, 2010 and are subject to redemption at $0.01 per right.

## NOTE 18 – SEGMENT DATA

We operate four global business units consisting of Metalworking Solutions & Services Group (MSSG), Advanced Materials Solutions Group (AMSG), J&L Industrial Supply (J&L) and Full Service Supply (FSS), and corporate functional shared services. The presentation of segment information reflects the manner in which we organize segments for making operating decisions and assessing performance.

Intersegment sales are accounted for at arm's-length prices, reflecting prevailing market conditions within the various geographic areas. Such sales and associated costs are eliminated in our consolidated financial statements.

Sales to a single customer did not aggregate 10 percent or more of total sales in 2003, 2002 or 2001. Export sales from U.S. operations to unaffiliated customers were $64.6 million, $65.1 million and $78.7 million in 2003, 2002 and 2001, respectively.

***Metalworking Solutions & Services Group*** In the MSSG segment, we provide consumable metalcutting tools and tooling systems to manufacturing companies in a wide range of industries throughout the world. Metalcutting operations include turning, boring, threading, grooving, milling and drilling. Our tooling systems consist of a steel toolholder and a cutting tool such as an indexable insert or drill made from cemented tungsten carbides, high-speed steel and other hard materials. We also provide solutions to our customers' metalcutting needs through engineering services aimed at improving their competitiveness.

***Advanced Materials Solutions Group*** In the AMSG segment, the principal business is the production and sale of cemented tungsten carbide products used in mining, highway construction, engineered applications, including circuit board drills, compacts and other similar applications. These products have technical commonality to our core metalworking products. We also sell metallurgical powders to manufacturers of cemented tungsten carbide products.

***J&L Industrial Supply*** In this segment, we provide metalworking consumables and related products to small- and medium-sized manufacturers in the United States and the United Kingdom. J&L markets products and services through annual mail-order catalogs and monthly sale flyers, telemarketing, the Internet and field sales.

***Full Service Supply*** In the FSS segment, we provide metalworking consumables and related products to large- and medium-sized manufacturers in the United States and Canada. FSS offers integrated supply programs that provide inventory management systems, just-in-time availability and programs that focus on total cost savings.

Segment data is summarized as follows:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales: | | | |
| MSSG | $ 1,123,175 | $ 897,157 | $ 999,813 |
| AMSG | 319,223 | 307,668 | 352,933 |
| J&L | 196,170 | 226,010 | 296,264 |
| FSS | 120,389 | 152,907 | 158,886 |
| Total external sales | $ 1,758,957 | $ 1,583,742 | $ 1,807,896 |
| Intersegment sales: | | | |
| MSSG | $ 107,486 | $ 116,467 | $ 111,780 |
| AMSG | 29,137 | 24,167 | 28,167 |
| J&L | 1,989 | 2,083 | 3,823 |
| FSS | 3,134 | 2,747 | 5,278 |
| Total intersegment sales | $ 141,746 | $ 145,464 | $ 149,048 |
| Total sales: | | | |
| MSSG | $ 1,230,661 | $ 1,013,624 | $ 1,111,593 |
| AMSG | 348,360 | 331,835 | 381,100 |
| J&L | 198,159 | 228,093 | 300,087 |
| FSS | 123,523 | 155,654 | 164,164 |
| Total sales | $ 1,900,703 | $ 1,729,206 | $ 1,956,944 |
| Operating income (loss): | | | |
| MSSG | $ 90,627 | $ 97,323 | $ 130,558 |
| AMSG | 17,348 | 26,781 | 43,270 |
| J&L | 6,140 | (681) | 3,689 |
| FSS | (56) | 2,014 | 7,541 |
| Corporate | (46,134) | (34,120) | (28,658) |
| Total operating income | 67,925 | 91,317 | 156,400 |
| Interest expense | 36,166 | 32,627 | 50,381 |
| Other (income) expense, net | (2,531) | (361) | 11,690 |
| Income before income taxes and minority interest | $ 34,290 | $ 59,051 | $ 94,329 |
| Depreciation and amortization: | | | |
| MSSG | $ 57,674 | $ 51,897 | $ 62,374 |
| AMSG | 12,325 | 12,065 | 21,024 |
| J&L | 2,654 | 2,398 | 8,400 |
| FSS | 1,658 | 1,852 | 804 |
| Corporate | 9,732 | 5,417 | 4,695 |
| Total depreciation and amortization | $ 84,043 | $ 73,629 | $ 97,297 |
| Equity income (loss): | | | |
| MSSG | $ 849 | $ 629 | $ 470 |
| AMSG | (447) | (16) | (15) |
| Total equity income | $ 402 | $ 613 | $ 455 |
| Total assets: | | | |
| MSSG | $ 1,061,505 | $ 738,654 | $ 937,863 |
| AMSG | 365,215 | 361,122 | 429,981 |
| J&L | 174,148 | 178,728 | 224,939 |
| FSS | 41,330 | 56,078 | 63,056 |
| Corporate | 136,894 | 189,029 | 169,603 |
| Total assets | $ 1,779,092 | $ 1,523,611 | $ 1,825,442 |

Segment data (continued):

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| Capital expenditures: | | | |
| MSSG | $ 33,992 | $ 26,257 | $ 32,913 |
| AMSG | 5,921 | 8,168 | 7,947 |
| J&L | 2,281 | 2,537 | 2,679 |
| FSS | 281 | 437 | 439 |
| Corporate | 6,938 | 6,641 | 15,951 |
| Total capital expenditures | $ 49,413 | $ 44,040 | $ 59,929 |
| Investments in affiliated companies: | | | |
| MSSG | $ 13,911 | $ 8,354 | $ 3,688 |
| AMSG | 2,877 | 3,327 | 187 |
| Total investments in affiliated companies | $ 16,788 | $ 11,681 | $ 3,875 |

Geographic information for sales, based on country of origin, and assets is follows:

| (in thousands) | 2003 | 2002 | 2001 |
|---|---|---|---|
| External sales: | | | |
| United States | $ 1,011,222 | $ 1,085,297 | $ 1,267,506 |
| Germany | 281,378 | 171,199 | 192,283 |
| United Kingdom | 92,635 | 79,906 | 86,670 |
| Canada | 55,516 | 51,814 | 61,335 |
| Other | 318,206 | 195,526 | 200,102 |
| Total external sales | $ 1,758,957 | $ 1,583,742 | $ 1,807,896 |
| Total assets: | | | |
| United States | $ 946,151 | $ 1,087,716 | $ 1,368,055 |
| Germany | 441,289 | 162,900 | 166,259 |
| United Kingdom | 77,803 | 91,548 | 93,432 |
| Canada | 23,740 | 20,776 | 33,982 |
| Other | 290,109 | 160,671 | 163,714 |
| Total assets | $ 1,779,092 | $ 1,523,611 | $ 1,825,442 |

## REPORT OF INDEPENDENT AUDITORS

***To the Shareowners of Kennametal Inc.*** In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Kennametal Inc. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for the years ended June 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Kennametal Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Kennametal Inc. as of June 30, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements, before the revision described in Note 2, in their report dated July 20, 2001.

As discussed in Note 2 to the financial statements, Kennametal Inc. changed its method of accounting for goodwill and other intangible assets in conformity with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" which was adopted July 1, 2001.

As discussed above, the financial statements of Kennametal Inc. as of June 30, 2001 and the year then ended were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by Kennametal Inc. as of July 1, 2001. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2001 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 financial statements of Kennametal Inc. other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
August 1, 2003

*The following report is a copy of a previously issued report by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP. Arthur Andersen LLP has not consented to its inclusion; therefore, an investor's ability to recover any potential damage may be limited.*

***To the Shareowners of Kennametal Inc.*** We have audited the accompanying consolidated balance sheets of Kennametal Inc. (a Pennsylvania corporation) and subsidiaries as of June 30, 2001 and 2000*, and the related consolidated statements of income, shareowners' equity and cash flows for each of the three* years in the period ended June 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kennametal Inc. and subsidiaries as of June 30, 2001 and 2000*, and the results of their operations and their cash flows for each of the three* years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 20, 2001

*The 1999 and 2000 consolidated financial statements are not required to be presented in the 2003 annual report on Form 10-K.

## ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective May 14, 2002, the Board of Directors, upon the recommendation of the Audit Committee, approved the engagement of PricewaterhouseCoopers LLP as its independent accountants for the fiscal year ending June 30, 2002 and dismissed the firm of Arthur Andersen LLP.

The reports of Arthur Andersen LLP on our consolidated financial statements for the 2000 fiscal year did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principle.

Through May 14, 2002 and for the 2001 audit, there were no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused the firm to make reference to the subject matter thereof in connection with their report on our consolidated financial statements and there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

During the years ended June 30, 2001 and through May 14, 2002, we did not consult with Pricewaterhouse-Coopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

## ITEM 9A – CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report on Form 10-K, the Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)). The Company's disclosure controls were designed to provide a reasonable assurance that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. However, the controls have been designed to provide reasonable assurance of achieving the controls' stated goals. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level. There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

# Part III

## ITEM 10 – DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated herein by reference is the information set forth in Part I under the caption "Executive Officers of the Registrant" and the information under the captions "Election of Directors" and "Compliance with Section 16(a) of the Exchange Act" in our definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after June 30, 2003 ("2003 Proxy Statement").

Incorporated herein by reference is the information set forth under the caption "Ethics and Corporate Governance—Code of Business Ethics and Conduct" in the 2003 Proxy Statement.

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee of the Company's Board of Directors include: Kathleen J. Hempel, Ronald M. DeFeo, A. Peter Held, Aloysius T. McLaughlin, Jr. and Lawrence W. Stranghoener.

## ITEM 11 – EXECUTIVE COMPENSATION

Incorporated herein by reference is the information set forth under the caption "Compensation of Executive Officers" and certain information regarding directors' fees under the caption "Board of Directors and Board Committees" in the 2003 Proxy Statement.

## ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREOWNER MATTERS

Incorporated herein by reference is the information set forth under the caption "Ownership of Capital Stock by Directors, Nominees and Executive Officers" with respect to the directors' and officers' shareholdings, under the caption "Principal Holders of Voting Securities" with respect to other beneficial owners in the 2003 Proxy Statement and under the caption "Equity Compensation Plan Information" with respect to disclosure regarding the number of outstanding options, warrants and rights granted under equity compensation plans and the number of shares remaining for issuance under such plans.

## ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference is certain information set forth in the notes to the tables under the captions "Election of Directors" and "Compensation of Executive Officers" in the 2003 Proxy Statement.

## ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information with respect to principal accountant fees and services set forth under the caption "Independent Auditors" in the 2003 Proxy Statement.

## Part IV

### ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Form 10-K report.

1. Financial Statements
2. Financial Statement Schedule

The financial statement schedule included in Part II, Item 8 of this document is filed as part of this report. All of the other schedules are omitted as the required information is inapplicable or the information is presented in our consolidated financial statements or related notes.

Separate financial statements of Kennametal are omitted because Kennametal is primarily an operating company, and all significant subsidiaries included in our consolidated financial statements are wholly owned, with the exception of Kennametal Hertel AG, in which Kennametal has over a 99 percent ownership interest.

| *Financial Statement Schedule:* | *Page* |
|---|---|
| Reports of Independent Auditors | 88 |
| Schedule II—Valuation and Qualifying Accounts and Reserves for the Three Years Ended June 30, 2003 | 89 |

3. Exhibits

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

| | | |
|---|---|---|
| (2.1) | Stock Purchase Agreement dated May 3, 2002 among Milacron Inc., Milacron B.V. and Kennametal Inc. | Exhibit 2.1 of the May 6, 2002 Form 8-K is incorporated herein by reference. |

(3) Articles of Incorporation and Bylaws

| | | |
|---|---|---|
| (3.1) | Bylaws of Kennametal Inc. as amended through January 29, 2002 | Exhibit 3.1 of December 31, 2001 Form 10-Q is incorporated herein by reference. |
| (3.2) | Amended and Restated Articles of Incorporation as Amended | Exhibit 3.1 of the September 30, 1994 Form 10-Q (SEC file no. reference 1-5318; docket entry date—November 14, 1994) is incorporated herein by reference. |

(4) Instruments Defining the Rights of Security Holders, Including Indentures

| | | |
|---|---|---|
| (4.1) | Rights Agreement effective as of November 2, 2002 | Exhibit 1 of the Form 8-A dated October 10, 2000 is incorporated herein by reference. |

(10) Material Contracts

| | | |
|---|---|---|
| (10.1)* | Prime Bonus Plan | The discussion regarding the Prime Bonus Plan under the caption "Report of the Compensation Committee of the Board of Directors" contained in the 2003 Proxy Statement is incorporated herein by reference. |
| (10.2)* | Stock Option and Incentive Plan of 1988 | Exhibit 10.1 of the December 31, 1988 Form 10-Q (SEC file no. reference 1-5318; docket entry date—February 9, 1989) is incorporated herein by reference. |

Item 15 *(continued)*

| | | |
|---|---|---|
| (10.3)* | Deferred Fee Plan for Outside Directors | Exhibit 10.4 of the June 30, 1988 Form 10-K (SEC file no. reference 1-5318; docket entry date—September 23, 1988) is incorporated herein by reference. |
| (10.4)* | Executive Deferred Compensation Trust Agreement | Exhibit 10.5 of the June 30, 1988 Form 10-K (SEC file no. reference 1-5318; docket entry date—September 23, 1988) is incorporated herein by reference. |
| (10.5)* | Directors Stock Incentive Plan, as amended | Filed herewith. |
| (10.6)* | Performance Bonus Stock Plan of 1995, as amended | Exhibit 10.6 of the June 30, 1999 Form 10-K is incorporated herein by reference. |
| (10.7)* | Stock Option and Incentive Plan of 1996 | Exhibit 10.14 of the September 30, 1996 Form 10-Q is incorporated herein by reference. |
| (10.8)* | Stock Option and Incentive Plan of 1992, as amended | Exhibit 10.8 of the December 31, 1996 Form 10-Q is incorporated herein by reference. |
| (10.9)* | Form of Employment Agreement with Named Executive Officers (other than Mr. Tambakeras) | Exhibit 10.9 of the June 30, 2000 Form 10-K is incorporated herein by reference. |
| (10.10)* | Supplemental Executive Retirement Plan, as amended | Exhibit 10.10 of the June 30, 1999 Form 10-K is incorporated herein by reference. |
| (10.11)* | Executive Employment Agreement dated May 1, 2002 between Kennametal Inc. and Markos I. Tambakeras | Exhibit 10.11 of the June 30, 2002 Form 10-K is incorporated herein by reference. |
| (10.12)* | Kennametal Inc. 1999 Stock Plan | Exhibit 10.5 of the June 11, 1999 Form 8-K is incorporated herein by reference. |
| (10.13)* | Kennametal Inc. Stock Option and Incentive Plan of 1999 | Exhibit A of the 1999 Proxy Statement is incorporated herein by reference. |
| (10.14) | Credit Agreement dated as of June 27, 2002 among Kennametal Inc., and the several lenders from time to time parties thereto, Bank of Tokyo-Mitsubishi Trust Company; Bank One, N.A.; Fleet National Bank; and PNC Bank, N.A. as the Co-Syndication Agents, and JP Morgan Chase Bank, as the Administrative Agent | Exhibit 10.1 of the September 11, 2002 Form 8-K is incorporated herein by reference. |
| (10.15)* | Executive Employment Agreement dated April 29, 2003 between Kennametal Inc. and Carlos M. Cardoso | Filed herewith. |
| (10.16)* | Amended and Restated Kennametal Inc. Stock and Incentive Plan of 2002 | Filed herewith. |

| | | |
|---|---|---|
| (10.17)* | Post Employment Compensation Arrangement between Kennametal Inc. and H. Patrick Mahanes Jr. | The discussion regarding Mr. Mahanes' arrangement under the caption "Employment Agreements and Termination of Employment and Change in Control Arrangements" in the 2003 Proxy Statement is incorporated herein by reference. |
| (21) | Subsidiaries of the Registrant | Filed herewith. |
| (23) | Consent of Independent Auditors | Filed herewith. |
| (31) | Certifications | |
| (31.1) | Certification executed by Markos I. Tambakeras, Chief Executive Officer of Kennametal Inc. | Filed herewith. |
| (31.2) | Certification executed by F. Nicholas Grasberger III, Chief Financial Officer of Kennametal Inc. | Filed herewith. |
| (32) | Section 1350 Certifications | |
| (32.1) | Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Markos I. Tambakeras, Chief Executive Officer of Kennametal Inc., and F. Nicholas Grasberger III, Chief Financial Officer of Kennametal Inc. | Filed herewith. |

(b) Reports on Form 8-K and 8-K/A.

The following was furnished and not deemed to be filed during the quarter ended June 30, 2003:

Form 8-K dated April 30, 2003, reported under Item 9. Regulation FD Disclosure reporting the press release announcing third quarter 2003 financial results.

The following were furnished and not deemed to be filed subsequent to the quarter ended June 30, 2003:

Form 8-K dated July 30, 2003, reported under Item 12. Results of Operations and Financial Condition regarding the fourth quarter and fiscal year ended June 30, 2003 financial results.

Form 8-K/A dated July 30, 2003, reported under Item 12. Results of Operations and Financial Condition regarding the fourth quarter and fiscal year ended June 30, 2003 financial results.

*Denotes management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

***Kennametal Inc.***

By: /s/ TIMOTHY A. HIBBARD
Timothy A. Hibbard
*Corporate Controller and Chief Accounting Officer*

Date: September 18, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| *Signature* | *Title* | *Date* |
|---|---|---|
| /s/ MARKOS I. TAMBAKERAS<br>Markos I. Tambakeras | Chairman, President and Chief Executive Officer | September 18, 2003 |
| /s/ F. NICHOLAS GRASBERGER III<br>F. Nicholas Grasberger III | Vice President and Chief Financial Officer | September 18, 2003 |
| /s/ RICHARD C. ALBERDING<br>Richard C. Alberding | Director | September 18, 2003 |
| /s/ PETER B. BARTLETT<br>Peter B. Bartlett | Director | September 18, 2003 |
| /s/ RONALD M. DEFEO<br>Ronald M. DeFeo | Director | September 18, 2003 |
| /s/ A. PETER HELD<br>A. Peter Held | Director | September 18, 2003 |
| /s/ KATHLEEN J. HEMPEL<br>Kathleen J. Hempel | Director | September 18, 2003 |
| /s/ ALOYSIUS T. MCLAUGHLIN, JR.<br>Aloysius T. McLaughlin, Jr. | Director | September 18, 2003 |
| /s/ WILLIAM R. NEWLIN<br>William R. Newlin | Director | September 18, 2003 |
| /s/ LAWRENCE W. STRANGHOENER<br>Lawrence W. Stranghoener | Director | September 18, 2003 |
| /s/ LARRY D. YOST<br>Larry D. Yost | Director | September 18, 2003 |

**CERTIFICATIONS**

I, Markos I. Tambakeras, certify that:

1. I have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) *[omitted in accordance with SEC Release No. 33-8238/34-47986]*

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Markos I. Tambakeras
Chairman, President and Chief Executive Officer
September 18, 2003

Certifications *(continued)*

I, F. Nicholas Grasberger III, certify that:

1. have reviewed this annual report on Form 10-K of Kennametal Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) *[omitted in accordance with SEC Release No. 33-8238/34-47986]*

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

F. Nicholas Grasberger III
Vice President and Chief Financial Officer
September 18, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kennametal Inc. (the "Corporation") on Form 10-K for the period ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Corporation certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Corporation.

Markos I. Tambakeras
Chairman, President and Chief Executive Officer
Kennametal Inc.
September 18, 2003

F. Nicholas Grasberger III
Vice President and Chief Financial Officer
Kennametal Inc.
September 18, 2003

*This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

## REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

***To the Shareowners of Kennametal Inc.*** Our audits of the consolidated financial statements referred to in our report dated August 1, 2003 appearing in this annual report on Form 10-K also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule for the years ended June 30, 2003 and 2002 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. The financial statement schedule of Kennametal Inc. for the year ended June 30, 2001 was audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on that financial statement schedule in their report dated July 20, 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
August 1, 2003

*The following report is a copy of a previously issued report by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP. Arthur Andersen LLP has not consented to its inclusion; therefore an investor's abilities to recover any potential damage may be limited.*

## REPORT ON PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS SCHEDULE

***To the Shareowners of Kennametal Inc.*** We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Kennametal Inc.'s annual report to shareowners incorporated by reference in this Form 10-K, and have issued our report thereon dated July 20, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index in Item 14*(a) 2 of this Form 10-K is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Arthur Andersen LLP
Pittsburgh, Pennsylvania
July 20, 2001

*The schedule is listed in the index in Item 15(a)2 of the 2003 annual report on Form 10-K.

## SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

| (in thousands) For the Three Years Ended June 30, | Balance at Beginning of Year | Additions: Charged to Costs and Expenses | Additions: Recoveries | Additions: Other Adjustments | Deductions from Reserves | Balance at End of Year |
|---|---|---|---|---|---|---|
| ***2003*** | | | | | | |
| Allowance for doubtful accounts | $12,671 | $ 6,204 | $ 307 | $11,652[a] | $7,429[b] | $23,405 |
| ***2002*** | | | | | | |
| Allowance for doubtful accounts | $ 7,999 | $ 7,137 | $ 640 | $ 315[a] | $3,420[b] | $12,671 |
| ***2001*** | | | | | | |
| Allowance for doubtful accounts | $12,214 | $ 2,576 | $ 324 | $ (918)[a] | $6,197[b] | $ 7,999 |

[a] Represents foreign currency translation adjustment and reserves acquired through business combinations.

[b] Represents uncollected accounts charged against the allowance.

## REPORT OF MANAGEMENT

***To the Shareowners of Kennametal Inc.*** We are responsible for the integrity of all information contained in this report. We prepared these financial statements and related information in accordance with accounting principles generally accepted in the United States of America and, as such, amounts contained in this report are based on our best judgment and estimates.

We maintain a system of policies, procedures and controls designed to provide reasonable, but not absolute, assurance that the financial data and records are reliable in all material respects and that assets are safeguarded from improper or unauthorized use. We maintain an active internal audit department that monitors compliance with this system.

The Board of Directors, acting through its Audit Committee, is ultimately responsible for determining that we fulfill our responsibilities in the preparation of the financial statements. The Audit Committee meets periodically with us, the internal auditors and the independent public auditors to discuss auditing and financial reporting matters. The internal auditors and independent public auditors have full access to the Audit Committee without our presence.

We have always placed the utmost importance on conducting our business activities in accordance with the spirit and letter of the law and the highest ethical standards. This philosophy is embodied in a code of business ethics and conduct that is distributed to all employees.

Markos I. Tambakeras
Chairman of the Board,
President and Chief Executive Officer
Shareowner
August 1, 2003

F. Nicholas Grasberger III
Vice President and
Chief Financial Officer
Shareowner

## REPORT OF AUDIT COMMITTEE

***To the Shareowners of Kennametal Inc.*** The Audit Committee of the Board of Directors, composed of five independent directors, met 10 times during the year ended June 30, 2003.

The Audit Committee monitors the financial reporting process for accuracy, completeness and timeliness. In fulfilling our responsibility, the committee has retained PricewaterhouseCoopers LLP as independent public auditors. During its meetings, the committee discussed with management, the internal auditors and the independent public auditors the quality and adequacy of Kennametal's internal controls and the internal audit function's organization, responsibilities, budget and staffing, and the results of internal audit examinations. The committee also reviewed with management both the internal auditors and the independent public auditors their respective audit plans, audit scope and identification of audit risk. The committee met separately with the internal auditors and independent public auditors, without management present, to discuss the results of their examinations, their evaluations of internal controls and the overall quality of Kennametal's financial reporting. The committee reviewed the interim financial information contained in each quarterly earnings announcement in fiscal year 2003 and discussed this information with PricewaterhouseCoopers and with Kennametal's Chief Financial Officer and Controller prior to release. The committee also reviewed and discussed with both management and PricewaterhouseCoopers the audited financial statements for the year ended June 30, 2003 prior to release.

The Audit Committee participates in a self-assessment program whereby the composition, activities and interactions of the committee are periodically evaluated by the committee. The purpose of the program is to provide guidance with regard to the continual fulfillment of the committee's responsibilities.

Kathleen J. Hempel
Chairperson, Audit Committee
Shareowner
August 1, 2003

# *Corporate Officers*

***Markos I. Tambakeras***
Chairman, President and
Chief Executive Officer

***R. Daniel Bagley***
Vice President,
Corporate Strategy
and MSSG Marketing

***James R. Breisinger***
President,
Advanced Materials
Solutions Group

***Carlos M. Cardoso***
President,
Metalworking Solutions
and Services Group

***M. Rizwan Chand***
Vice President,
Human Resources and Corporate Relations

***Stanley B. Duzy, Jr.***
Vice President,
Chief Administrative Officer

***F. Nicholas Grasberger III***
Vice President,
Chief Financial Officer

***David W. Greenfield***
Vice President, Secretary
and General Counsel

***Timothy A. Hibbard***
Corporate Controller and
Chief Accounting Officer

***Brian E. Kelly***
Assistant Treasurer
and Director of Tax

***Lawrence J. Lanza***
Corporate Treasurer

***James E. Morrison***
Vice President,
Mergers and Acquisitions

***Wayne D. Moser***
Vice President,
General Manager
Industrial Products Europe

***Ralph G. Niederst***
Vice President,
Chief Information Officer

***Kevin G. Nowe***
Assistant Secretary,
Assistant General Counsel

***Ajita G. Rajendra***
Vice President,
Director
Industrial Products Group

***P. Mark Schiller***
Vice President,
Kennametal Distribution Services

***Michael P. Wessner***
President,
J&L Industrial Supply

## *Board of Directors*

***Markos I. Tambakeras*** [c]
Chairman, President
and Chief Executive Officer

***Richard C. Alberding*** [b*, c]
Former Executive Vice President
Marketing and International
Hewlett-Packard Co.

***Peter B. Bartlett*** [c, d]
General Partner,
Brown Brothers Harriman & Co.

***Ronald M. DeFeo*** [a, b]
Chairman, President,
Chief Executive Officer
and Chief Operating Officer
Terex Corporation

***A. Peter Held*** [a, b]
President,
Cooper Tools Division
Cooper Industries

***Kathleen J. Hempel*** [a*, d]
Former Vice Chairman
and Chief Financial Officer
Fort Howard Corporation

***Aloysius T. McLaughlin*** [a, b]
Former Vice Chairman, President
and Chief Operating Officer
Dick Corporation

***William R. Newlin*** [**, c*]
Chairman and
Chief Executive Officer
Buchanan Ingersoll PC

***Lawrence W. Stranghoener*** [a, d]
Executive Vice President
and Chief Financial Officer
Thrivent Financial for Lutherans

***Larry D. Yost*** [c, d*]
Chairman and
Chief Executive Officer
ArvinMeritor, Inc.

[a] Audit Committee
[b] Compensation Committee
[c] Executive Committee
[d] Nominating/Corporate Governance Committee
* Denotes Chair
** Denotes Lead Director

# Corporate Data

**_World and North American Headquarters_**
1600 Technology Way
P.O. Box 231
Latrobe, PA 15650-0231
724-539-5000 Tel
724-539-4710 Fax
www.kennametal.com

**_European Headquarters_**
Postfach 1751
90707 Fürth
Germany
(49) 911-9735-0 Tel
(49) 911-9735-388 Fax

**_Asia Pacific Headquarters_**
No. 11 Gul Link
Jurong
Singapore 629381
(65) 265-9222 Tel
(65) 861-0922 Fax

**_Transfer Agent, Registrar of Stock and Dividend Disbursing Agent_**
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
*or* 85 Challenger Road
Ridgefield Park, NJ 07660
800-756-3353 Tel
800-231-5469 TDD for Hearing Impaired
201-329-8660 Foreign Shareholders
201-329-8354 TDD Foreign Shareholders
www.melloninvestor.com

**_Stock Listing_**
The New York Stock Exchange
Ticker Symbol: KMT
CUSIP No.: 48917010

**_Independent Accountants_**
PricewaterhouseCoopers LLP

**_Investor Relations and Media Information_**
Securities analysts, shareowners, news media and others seeking financial information should call Ms. Beth Riley, Director of Investor Relations at 724-539-6141. News media and others seeking general information should contact Mr. Riz Chand, Vice President and Chief Human Resources Officer at 724-539-4662.

**_Dividend Reinvestment and Stock Purchase Plan_**
This plan provides shareowners with a convenient way to acquire additional shares of Kennametal capital stock without paying brokerage fees or service charges. Participants may reinvest their dividends, plus optional cash if desired, to acquire these additional shares. Mellon Bank N.A. administers the plan and acts as the agent for the participants. For more information, contact our corporate secretary at 724-539-5204.

**_Equal Opportunity Employer_**
Kennametal is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from all discriminatory practices.

**_Annual Meeting_**
The Annual Meeting of Shareowners will be held at the Quentin C. McKenna Technology Center, located at 1600 Technology Way, Latrobe, Pennsylvania on Tuesday, October 28, 2003. Notice of the meeting will be mailed on or about Monday, September 22, 2003, to shareowners of record at the close of business on Tuesday, September 9, 2003. All shareowners are cordially invited to attend. Proxies will be solicited by the Board of Directors.

The following are trademarks of Kennametal Inc. or its subsidiaries and are used as such herein: block style K, Kennametal, J&L, Hertel, Greenfield, KC, KC9110, KC9125, KC9310, KC9315, KYON, KYON 1540, NHF and symbol, Fix Perfect symbol, RTW, A-1 Carbide, Kemmer Prazision, Carbidie, Carmet, Boride, Kennametal Tool Boss, Cleveland Twist Drill and symbol, C-L, Hanita and symbol, Rubig, Circle, Metcut and symbol, M/R symbol, Putnam Tools and symbol, Fixperfect block style K symbol, Widia, A4, KSSM, PD-20, CNC68, CN13S, RX2032P, RP, RP25, SE and KM.



CF02-14(27) J02 Printed in U.S.A.

*design* Mizrahi Design Associates, Inc.
*printing* Broudy Printing Inc.